2025
ANNUAL
REPORT

Nutrien

TABLE OF CONTENTS

You can find this report and other information about Nutrien on our website at nutrien.com.

Overview

2025 Highlights	1
Letter from our President and CEO	2

Management's discussion and analysis ("MD&A")   **6**

Our approach to annual reporting	7
Our Company profile and strategy	**8**
Global profile	10
Nutrien's advantage	12
Nutrien's strategy	13
2025 Delivery	14
2026 Focus	15
Market environment	**16**
Market overview and fundamentals	18
Agriculture and retail	20
Potash, nitrogen and phosphate	20
Governance and key enterprise risks	**22**
Risk governance	24
Risk management process	25
Key enterprise risks	26
Our outlook and results	**30**
Market outlook	32
2026 Guidance and sensitivities	33
Operating segments and results	34
Financial results and capital management	44
Appendices	56

Five-year highlights	**66**
Financial statements and notes	**68**
Terms and definitions	**114**

The Overview contains certain non-GAAP financial measures, which do not have a standard meaning under IFRS, and other financial measures including:

- Adjusted EBITDA
- Return on invested capital ("ROIC")
- Adjusted net debt
- Free cash flow

For definitions, further information and reconciliations of these measures to the most directly comparable measures under IFRS, see the "Non-GAAP financial measures" section. See the "Other financial measures" and "Terms and definitions" sections for certain definitions, abbreviations and terms used in this annual report.

2025 HIGHLIGHTS



HIGHER FERTILIZER SALES VOLUMES

+5%

26.2 — 2023
27.0 — 2024
27.5 — 2025

Potash, Nitrogen and Phosphate
(million tonnes)

HIGHER RETAIL ADJUSTED EBITDA

+19%

1.46 — 2023 — 7.5%
1.70 — 2024 — 9.5%
1.74 — 2025 — **9.9%**

($ billions)
--- Retail adjusted EBITDA margin[1]

LOWER CAPITAL EXPENDITURES

-23%

2.6 — 2023
2.2 — 2024
2.0 — 2025

($ billions)

HIGHER CASH RETURNS TO SHAREHOLDERS

-4.9%
507 — 2023
482 — 2025

Shares outstanding[2]
(million shares)

+2.8%
2.12 — 2023
2.18 — 2025

Dividend
($ per share)

FINANCIAL RESULTS

Years ended December 31

($ millions, except as otherwise noted)	2025	2024	2023
Sales	26,885	25,972	29,056
Net earnings	2,297	700	1,282
Adjusted EBITDA[3,4]	6,046	5,355	6,058
Cash provided by operating activities	4,007	3,535	5,066
Free cash flow[3]	1,979	1,409	3,025
Capital expenditures	2,005	2,154	2,600
Cash used for dividends and share repurchases[1]	1,612	1,244	2,079
Adjusted net debt[4,5]	11,060	11,678	11,331
Adjusted net debt to adjusted EBITDA[4,5]	1.8x	2.2x	1.9x
Return on invested capital ("ROIC") (%)[3,4]	9	8	10

1 This is a supplementary financial measure. See the "Other financial measures" section.

2 Represented as number of common shares outstanding at the beginning of 2023, compared to closing balance for 2025.

3 This is a non-GAAP financial measure. See the "Non-GAAP financial measures" section.

4 Additional information relating to 2023 is contained in the "Appendix A – non-GAAP financial measures" and "Appendix B – other financial measures" sections of Nutrien's MD&A dated February 22, 2024 for the year ended December 31, 2023.

5 This is a capital management measure that includes non-GAAP components. See the "Non-GAAP financial measures" and "Other financial measures" sections.

LETTER FROM OUR
PRESIDENT
AND CEO

Ken Seitz
President & CEO



2025 was a defining year for our Company, with exceptional performance across all our operating segments and a reduction in cost and capital expenditures that surpassed our targets. With an organization that is leaner, more disciplined and better positioned than ever to deliver on its potential, I am confident in our path ahead as our focus remains on continuous improvement: lowering costs, improving asset reliability, efficiently serving our customers and maintaining capital allocation discipline to position Nutrien for long-term success.

Letter from our President and CEO

FELLOW SHAREHOLDERS,

Nutrien plays a critical role in feeding a growing global population through deep relationships with farmers and leading assets across the agriculture value chain. As farmers face challenges amid an evolving market, our focus remains on efficiently supplying the products and services they need to improve crop yields and support more resilient food systems.

2025 was a defining year for our Company, with exceptional performance across all operating segments and an organization that is now leaner, more disciplined and better positioned than ever to deliver on its potential.

Advancing our strategic focus

Our vision is to be the leading global agriculture solutions provider, delivering superior shareholder value through safe and sustainable operations. To achieve this vision, our strategy is anchored in three priorities: simplify and focus, operational excellence, and disciplined and intentional capital allocation. This strategy is designed to strengthen our business, drive structural growth in free cash flow and deliver reliable and growing cash returns to shareholders.

At our 2024 Investor Day, we outlined an ambitious three-year plan with clear performance targets to measure our progress. This included increasing upstream fertilizer sales volumes from our existing low-cost asset base, growing downstream Retail earnings through targeted growth initiatives and reducing overall operating expenses and capital expenditures.

We also communicated a plan to simplify our portfolio, evaluating all assets with further rigor and initiating strategic reviews where warranted. This portfolio optimization concentrates our capital on assets with the highest quality earnings and cash flow streams while supporting prudent balance sheet management.

To support the execution of our plan, we have taken purposeful steps to position our organization as one

that is committed to excellence and determined to deliver industry-leading results. We have streamlined leadership structures, established clear accountabilities, centralized functions and decision-making, and created a single corporate compensation scorecard aligned to the achievement of our strategic priorities.

Delivering clear results

In 2025, our strong execution delivered excellent operational and financial results.

We achieved record fertilizer sales volumes of 27.5 million tonnes, utilizing our world-class upstream and midstream network to efficiently serve our customers. In Potash, we achieved 49 percent mine automation, a significant accomplishment that further strengthens our low-cost advantage and supports worker health and safety. Our Nitrogen operations delivered a 4-percentage-point improvement in ammonia operating rates, as we advanced reliability initiatives and completed low-cost debottlenecks at our Redwater and Geismar sites.

Our downstream Retail business increased adjusted EBITDA to $1.74 billion through decisive cost reduction actions, stronger proprietary margins and disciplined execution of our Brazil margin-improvement plan. Our unwavering focus on controllables enabled us to manage through weaker agricultural commodity markets and persistent geopolitical volatility, ultimately delivering results consistent with our guidance set at the beginning of the year.

We surpassed our $200 million annual cost savings target and reduced capital expenditures to $2.0 billion, well below our target of $2.2 to $2.3 billion. As a result of these efforts, we have structurally grown free cash flow, strengthening the Company today and providing significant headroom for capital deployment going forward.

Structural growth

~1.3MMT	**~$300M**	**~$200M**
increase in upstream manufactured sales volumes[1]	growth in Retail adjusted EBITDA[1]	annual operating cost savings[1] (accelerated into 2025)

Disciplined capital allocation

Optimized portfolio

~$600M	**30%**	**~$900M**
lower capital expenditures[1]	increase in cash returns to shareholders[2] (dividends and share repurchases)	gross proceeds from asset divestitures since Q4 2024

1 2025 results compared to Investor Day baseline of 2023.
2 2025 results compared to 2024.

Letter from our President and CEO

Focusing capital allocation with strategic actions

Alongside exceptional operational performance, we view consistent and disciplined capital allocation as essential to enhancing our competitive position. In 2025, we optimized our portfolio of assets, strengthened our balance sheet and enhanced shareholder returns.

We completed a comprehensive evaluation of each asset in our portfolio on the merits of free cash flow contribution, return on invested capital and relative competitive position. This review highlighted assets that could be further optimized or monetized, while sharpening our focus on improving capital efficiency, thereby enhancing both sources and uses of cash.

Where an asset did not meet our thresholds or was not a strategic fit, we took action. We progressed non-core divestitures, including our equity interests in Profertil, Sinofert and smaller assets, generating approximately $900 million in gross proceeds. We initiated a review of strategic alternatives for our Phosphate business and are on track to solidify the optimal path in 2026, and we continue to assess options for our Trinidad operations.

We materially lowered adjusted net debt[1] by approximately $600 million and ended the year at 1.8x adjusted net debt to adjusted EBITDA.[1] We continue to position the balance sheet as a strategic asset that provides flexibility to act counter-cyclically and pursue high-return growth opportunities or return cash to our shareholders.



2025 marked the first full year of ratable share repurchases. This approach maintains market participation via consistent repurchases that dollar-cost average and aligns with our focus on growing free cash flow per share. The reduction in share count further supports our longstanding track record of providing shareholders with a reliable and growing dividend per share, while keeping total dividend expense broadly stable.

Taken together, strong operating performance and disciplined capital allocation contributed to industry-leading share price appreciation in 2025.[2]

Balanced approach to capital allocation (2025)



~55%

allocated to shareholders and deleveraging

3.9% average dividend yield[3]

2% outstanding shares repurchased

1.8x adjusted net debt to adjusted EBITDA[1]





~45%

reinvested in business

Increased reliability and operational excellence

Narrow set of low-risk, high-return growth initiatives

1 This is a capital management measure that includes non-GAAP components. See the “Non-GAAP financial measures” and “Other financial measures” sections.
2 Comparative includes 22 companies based on DAX AGRI index and aligned with 2025 performance share unit peer group.
3 Average dividend yield is calculated as 2025 annual dividend per share divided by the average share price in 2025.

Letter from our President and CEO

Positioning for outperformance

Looking ahead, our goal remains unchanged. We are determined to deliver clear, reliable growth and remain well positioned to be resilient through all market conditions.

Global potash demand is projected to grow for the fourth consecutive year in 2026, supported by strong relative affordability, large nutrient removal and low inventories in key regions. The start of the year has been constructive as most major benchmarks are approximately 20 percent higher than twelve months ago. We are investing in our six-mine potash network and midstream distribution assets to ensure that we are positioned to meet growth in market demand and remain among the most reliable, flexible and cost-advantaged producers.

Geopolitical uncertainty and supply outages continue to impact global nitrogen markets and provide supportive fundamentals for our low-cost North American nitrogen assets. We are well positioned to cost effectively supply our customers and see opportunities to grow volumes through continued reliability improvements and low-cost debottlenecking projects.

Downstream, we anticipate earnings growth through expansion of our proprietary products, tuck-in acquisitions, network optimization initiatives and continued execution of our margin improvement plan in Brazil. For 2026, our Retail adjusted EBITDA guidance is consistent with historical growth rates, underscoring our confidence in the business's structural earnings expansion.

Organizational focus

I believe an unrelenting focus on our strategic priorities is delivering clear results and positioning Nutrien for long-term success. Across our business, we are focused on driving continuous improvement: lowering costs, improving asset reliability, efficiently serving our customers and maintaining capital allocation discipline to structurally grow free cash flow. These priorities strengthen the core of the business and build a durable foundation for through-the-cycle performance.

On behalf of Nutrien's Board of Directors and leadership team, a special thank you to our employees for their focus, hard work and dedication. To our shareholders, thank you for the trust you place in Nutrien and our team.

I am proud of our achievements in 2025 and excited about the extraordinary potential to build on this momentum and continue generating industry-leading results for our shareholders.

Ken Seitz
President and Chief Executive Officer

February 19, 2026




Management's discussion and analysis

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following management's discussion and analysis ("MD&A") is the responsibility of management and is dated as of February 19, 2026.

The Board of Directors ("Board") of Nutrien carries out its responsibility for review of this disclosure principally through its Audit Committee, comprised exclusively of independent directors. The Audit Committee reviews and, prior to its publication, recommends approval of this disclosure to the Board. The Board has approved this disclosure. The term "Nutrien" refers to Nutrien Ltd. and the terms "we", "us", "our", "Nutrien" and "the Company" refer to Nutrien and, as applicable, Nutrien and its direct and indirect subsidiaries on a consolidated basis. This MD&A should be read together with the Company's audited consolidated financial statements for the year ended December 31, 2025 ("consolidated financial statements"). The generally accepted accounting principles ("GAAP") we use are International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board, unless otherwise stated.

This MD&A contains certain non-GAAP financial measures and ratios, which do not have a standard meaning under IFRS and, therefore, may not be comparable to similar measures presented by other issuers. Such non-GAAP financial measures and ratios include:

- Adjusted EBITDA
- Adjusted net earnings and adjusted net earnings per share
- Effective tax rate on adjusted net earnings guidance
- Free cash flow
- Gross margin excluding depreciation and amortization per tonne – manufactured product
- Potash controllable cash cost of product manufactured per tonne
- Ammonia controllable cash cost of product manufactured per tonne
- Retail average working capital to sales and Retail average working capital to sales excluding Nutrien Financial
- Nutrien Financial adjusted net interest margin
- Retail cash operating coverage ratio
- Return on invested capital ("ROIC")
- Adjusted net debt

For definitions, further information and reconciliations of these measures to the most directly comparable measures under IFRS, see the "Non-GAAP financial measures" and "Other financial measures" sections.

This MD&A also contains forward-looking information and forward-looking statements. See the "Forward-Looking Statements" section.

All references to per share amounts pertain to diluted net earnings per share. Financial data in this MD&A is stated in millions of US dollars, which is the functional currency of Nutrien and the majority of its subsidiaries, unless otherwise noted. Information that is not meaningful is indicated by n/m. Information that is not applicable is indicated by n/a. See the "Other financial measures" and "Terms and Definitions" sections for certain definitions, abbreviations, measures and terms used in this MD&A.

Additional information relating to Nutrien (which, except as otherwise noted, is not incorporated by reference herein), including our Annual Information Form for the year ended December 31, 2025, can be found on SEDAR+ at sedarplus.ca and on EDGAR at sec.gov. The Company is a foreign private issuer under the rules and regulations of the US Securities and Exchange Commission (the "SEC").

The information contained on or accessible from our website or any other website is not incorporated by reference into this MD&A or any other report or document we file with or furnish to applicable Canadian or US securities regulatory authorities.

OUR APPROACH TO ANNUAL REPORTING

Through our annual report, we aim to communicate how we assess opportunities and risks, which guide our strategy, risk management and governance. Our stakeholders' priorities influence our approach to creating long-term value.

8 OUR COMPANY PROFILE AND STRATEGY

Outlines who we are as a company, where we operate, and our competitive advantages. Describes our strategy, how we delivered in 2025 and our focus going forward.

10 Global profile
12 Nutrien's advantage
13 Nutrien's strategy
14 2025 Delivery
15 2026 Focus

16 MARKET ENVIRONMENT

Describes factors and trends that influence the environment we operate in.

18 Market overview and fundamentals
20 Agriculture and retail
20 Potash, nitrogen and phosphate

22 GOVERNANCE AND KEY ENTERPRISE RISKS

Explains our core corporate governance principles and risk management process and outlines the key enterprise risks that may impact our performance and future operations.

23 Board and executive leadership
24 Risk governance
25 Risk management process
26 Key enterprise risks

For more information on our corporate governance practices, see our most recent Management Proxy Circular.

For a more detailed discussion of our key enterprise risks and other risks that may have a material effect on us, refer to our 2025 Annual Information Form.

30 OUR OUTLOOK AND RESULTS

Provides a review of our operating segments, including market outlook, 2026 guidance and highlights of our overall financial performance.

32 Market outlook
33 2026 Guidance and sensitivities
34 Operating segments and results
44 Financial results and capital management
56 Appendices

OUR COMPANY PROFILE AND
STRATEGY

Our Company profile and strategy

Nutrien is a leading global provider of crop inputs and services. We operate a world-class network of production, distribution and ag retail facilities that positions us to efficiently serve farmers. Our vision is to be the leading global agricultural solutions provider, delivering superior shareholder value through safe and sustainable operations. To achieve this vision, our strategy is anchored in three priorities: simplify and focus, operational excellence and a disciplined and intentional approach to capital allocation. This strategy is designed to create low-risk, structural free cash flow growth by leveraging our core competencies and to deliver reliable, growing cash returns to shareholders.




GLOBAL PROFILE

Our upstream fertilizer manufacturing assets are primarily located in North America, with access to high-quality resources, lower-cost inputs and an extensive midstream distribution network to efficiently supply our customers. Our downstream Retail business serves farmers in key agricultural markets in North America, Australia and South America.

SCALE AND ADVANTAGED POSITION ACROSS THE AG VALUE CHAIN

#1	**#1**	**#2**
Global ag retailer	Global potash producer	North American nitrogen producer

UNIQUE AND DIVERSE RELATIONSHIP WITH THE FARMER

>50	**>4,200**	**>600,000**
countries served by our products and services	crop consultants	customer accounts

PROVEN FINANCIAL STRENGTH AND STABILITY

World-class assets and market access	High-quality earnings through the cycle	Strong balance sheet and track record of returns


Global profile

>1,800
Retail locations

6
Potash mines

12
Nitrogen facilities

6
Phosphate facilities

● Retail ● Potash ● Nitrogen ● Phosphate ● Proprietary products

Australia

Nutrien's advantage

NUTRIEN'S ADVANTAGE

Our leading position across the ag value chain offers key competitive advantages and differentiation from our competitors. We focus on driving efficiencies across our network, enhancing our relationships with farmers, and strengthening our financial position and resilience.



SCALE AND ADVANTAGED POSITION ACROSS THE AG VALUE CHAIN

Our global reach provides competitive advantages to support higher upstream sales of manufactured fertilizer and proprietary products, drive supply chain efficiencies, optimize transportation and logistics and efficiently supply our customers.



UNIQUE AND DIVERSE RELATIONSHIP WITH THE FARMER

The farmer is at the heart of everything we do and our connection with our customers is unlike any other. Together we are working to improve on-farm productivity and foster innovation to address the demands of a growing global population.



PROVEN FINANCIAL STRENGTH AND STABILITY

Our business is diversified, which enhances our earnings profile. Our downstream Retail business provides greater stability to our earnings base and counter-cyclical cash flow, while our low-cost upstream fertilizer production assets are positioned to generate significant cash flow, providing the ability to invest in our business and consistently return cash to our shareholders.

NUTRIEN'S STRATEGY

Our strategy is centered on three priorities that span our upstream, midstream and downstream businesses.



SIMPLIFY AND FOCUS

Simplify our approach to focus on business activities that are core to our long-term vision and explore opportunities to exit non-core activities.



OPERATIONAL EXCELLENCE

Enhance safety, increase operational efficiency and asset utilization, maximize cost savings and improve the quality of earnings.



DISCIPLINED AND INTENTIONAL CAPITAL ALLOCATION

Optimize the sources and uses of our cash and prioritize sustaining safe and reliable operations, maintaining a strong and flexible balance sheet, strategically investing in our business and increasing cash returns to shareholders.


2025 DELIVERY

We delivered significant progress on our strategic priorities and 2026 performance targets.

SIMPLIFY AND FOCUS

~$900M of total gross proceeds from asset divestitures since the fourth quarter of 2024

~$200M annual cost savings target surpassed through centralization of functions and retail optimizations

Controlled shutdown of Trinidad facility and ceased production at New Madrid upgrade facility

Initiated strategic review of Phosphate business

OPERATIONAL EXCELLENCE

49% potash ore tonnes mined using automation – more than double 2023 level

92% ammonia operating rate[1] – achieved through reliability improvements

Achieved Brazil margin-improvement plan despite challenging market conditions

87% Phosphate P_2O_5 operating rate for second half of 2025 – improving reliability and cost stewardship

DISCIPLINED AND INTENTIONAL CAPITAL ALLOCATION

$1.6B in cash returns to shareholders – increase facilitated by ratable buyback program

$2.0B in capital expenditures, driven by risk-orientated approach to capital optimization, continuous improvement initiatives and a focus on leveraging existing assets to deliver organic growth

1.8x adjusted net debt to adjusted EBITDA[2] – strengthening our balance sheet



1   Operating rate represents production volumes divided by production capacity (excluding Joffre and Trinidad facilities).
2   This is a capital management measure that includes non-GAAP components. See the "Non-GAAP financial measures" and "Other financial measures" sections.


2026 Focus

2026 FOCUS

We are determined to build on our momentum and deliver stronger performance.

In 2026, we will continue driving the priorities that support structural free cash flow growth:

- With streamlined leadership and disciplined organization, we are lowering costs, increasing production through reliability and debottlenecks and enhancing margins by optimizing our midstream and retail network.
- We are improving the resilience and efficiency of our portfolio, all while identifying additional opportunities to increase profitability.

Enhance safety performance

- Safety is a core value – reinforce standards, strengthen accountability and continue building required capabilities to improve safety performance across our operations.

Grow free cash flow

- Deliver upstream fertilizer sales volume growth from our low-cost North American asset base and increase Retail adjusted EBITDA through targeted growth initiatives.
- Strengthen our midstream capabilities, including evaluation of west coast port facility.
- Assess further growth pathways that leverage asset quality and inter-asset synergies to improve margins and reduce costs.

Reliably increase cash returns to shareholders

- Maintain ratable share repurchases that align with free cash flow per share growth and reliable dividend per share increase.
- Continue positioning the balance sheet as a strategic asset.

Optimize portfolio

- Strengthen our world-class asset base, which is a competitive differentiator.
- Complete the strategic review of alternatives for our Phosphate business, assess options for our Trinidad operations and evaluate each component of our Brazilian business to determine the optimal way to participate in the long-term growth in this market.
- Progress optimizing capital on our highest-quality assets and resilient earnings streams.





GROWING FREE CASH FLOW INTO 2026

Upstream manufactured sales volumes guidance (million tonnes)

Downstream adjusted EBITDA guidance ($ billions)

1 Guidance provided in our news release dated February 18, 2026.
2 See the "Forward-looking statements" section.
3 Guidance assumes no production from Trinidad and New Madrid facilities in 2026.

MARKET ENVIRONMENT

We operate in a rapidly changing world and must anticipate and adapt to our market environment. We seek to understand global markets and broader trends that influence and shape our operational landscape. This understanding helps us to seize new opportunities as they emerge and better identify the risks that could impact our ability to deliver on our strategy.



Market environment

MARKET OVERVIEW AND FUNDAMENTALS

Rising global food demand

From 2000 to 2025, global food consumption growth outpaced population growth. This increase was driven largely by higher per-capita consumption of animal products, fruits, and oils, particularly in emerging economies where rising incomes and urbanization reshape diets. Looking ahead, as global population continues to rise, arable land per capita is expected to decline. These dynamics underscore the mounting challenge of food security, creating long-term opportunities for farmers and input providers to meet escalating demand amid geopolitical volatility that continues to influence trade flows and commodity pricing.

Growth in global population vs. crop consumption[1,2]
(2000–2025 CAGR)



Driving the need for farming improvements

To meet rising consumption, farming practices that include crop inputs, technology and agronomy have evolved significantly, enabling farmers to produce more from finite land. Crop yield, measured as output per unit of land, has been a major contributor to aggregate production growth. Crop intensity, measured as higher rotation of crops each year, has also contributed. Lastly, increases in cropping area have played an important role in meeting historical food consumption growth; however, availability of arable land will limit future growth. This trend underscores the importance of productivity gains as crucial to meet the needs of a growing population.

Crop growth drivers
(2000–2025 CAGR)



Supported by critical role of crop inputs for growers

Modern agriculture relies on a tightly integrated set of inputs that include balanced crop nutrition, crop protection, improved seed genetics and agronomy advancements. Collectively, these advancements support yield across seasons by enhancing plant resilience against pests, weeds and environmental stress.

Potash, nitrogen and phosphate are essential to crop production and a cornerstone of agricultural output. Each nutrient plays a distinct role: potash supports water uptake and efficiency of other nutrients, nitrogen improves crop yield and quality and phosphate aids root development.

Together, they enable farmers to improve crop intensity and achieve higher yields. Looking ahead, fertilizer demand is expected to grow steadily – as global food, feed and fuel demand grows, the need for crop inputs and agronomic services remains a key growth engine for the agricultural supply chain.

Growth in key crop inputs
(2000–2024 CAGR)



Growth in crop nutrients
(2000–2024 CAGR)



1 Global data excludes China.
2 Crop consumption data includes grains, oilseeds, pulses, roots and tubers.
3 Based on annual figures represented on a tonnes basis.
4 Reported data is calculated on the basis of size of global market in $ billions.

Source: Nutrien estimates based on CRU, IFA, IHS, FAO STAT, S&P, USDA

Market overview and fundamentals

Agriculture and retail markets

$127B

2025 crop input sales[1]

Crop input sales by product[1]
(percent)



28% Seed
23% Crop protection
49% Crop nutrients
2025E

Crop input sales by region[1]
(percent)



4% Australia
6% W. Canada
44% US
46% Brazil
2025E

Source: USDA, StatsCan, ABARES, Conab, IMEA, AgbioInvestor, Nutrien

Crop nutrients

~74.5 Mmt

2025 global potash (KCl) demand

Potash demand
(percent)



13% N. America
18% Other
16% Other Asia
23% S. America
5% India
25% China
2025E

Potash production
(percent)



11% Other
8% Middle East
8% China
34% Canada
17% Belarus
22% Russia
2025E

Source: Industry Consultants, Nutrien

~167 Mmt

2025 global nitrogen (N) demand

Nitrogen demand
(percent)



15% Other
11% Europe
6% S. America
12% N. America
30% China
14% India
12% Other Asia
2025E

Nitrogen production
(percent)



6% Europe
20% Other
11% N. America
10% Middle East
8% India
37% China
8% Other Asia
2025E

Source: SPGCI

~52 Mmt

2025 global phosphate (P$_2$O$_5$) demand

Phosphate demand
(percent)



22% Other
18% S. America
11% N. America
22% China
14% India
13% Other Asia
2025E

Phosphate production
(percent)



11% Middle East
8% Russia
11% N. America
17% Other
37% China
16% Morocco
2025E

Source: CRU, TFI, Nutrien

1   Represents total market sales of seed, fertilizer and crop protection products in the US, Canada, Australia and Brazil.

Market overview and fundamentals

Agriculture and retail

The agriculture retail industry is highly fragmented in most of the major markets in which we operate, and is primarily composed of small and medium-sized competitors. Scale, reliability of supply and the ability to provide innovative products and solutions, including digital offerings, are increasingly important to farmers.

In North America, the primary crops grown include corn, soybeans, wheat, canola and cotton. It is a more mature market, with farmers who are leveraging advanced agriculture tools and are willing and able to invest in high-value products and services. In Australia, our customers require a full suite of crop production inputs and solutions for livestock, water and irrigation services given the more mixed nature of farm operations. Brazil is one of the world's largest and fastest-growing agriculture markets. It is currently the largest soybean producer and the third largest producer of corn and cotton globally.

Our Proprietary products differentiate our crop input offerings and deliver stronger agronomic outcomes, while contributing to an improved margin profile. We also provide flexible financing solutions aligned with growers' seasonal cash-flow needs, helping them obtain essential crop inputs and supporting our product and service sales.

Agricultural and retail markets are influenced by short and long-term factors ranging from acreage and crop yield, to crop prices and grower cash margins, to government incentives and trade-flows. Global grains ending stocks-to-use ratio is a key indicator to understand supply tightness and explains price trends for key crops.

Potash

Potash strengthens root systems, supporting water uptake and drought and disease tolerance, and increases the efficiency of other nutrients. Potash demand growth is driven by increasing nutrient requirements of higher-yielding crops and improving soil fertility practices, particularly in emerging markets where potash has been historically under-applied and crop yields lag.

High-quality potash reserves in significant quantities are limited to a small number of countries. Canada has the largest known global potash capacity, accounting for approximately 40 percent of the total. Another 35 percent of the world's potash production capacity is held by Russia and Belarus, making them the next major exporting countries after Canada.

Building new production capacity requires significant capital and time to bring online. The expected cost for a greenfield project, including infrastructure, is over $2,300 per tonne and requires a minimum of 10 years.[1] Brownfield projects have a significant per-tonne capital cost advantage over greenfield projects.

Most major potash-consuming countries in Asia and Latin America have limited production capability and rely on imports to meet their needs. Trade typically accounts for approximately three-quarters of demand for potash, resulting in a globally diversified marketplace.

Inflation in operating and logistics costs has increased the short run marginal cost of potash supply and higher capital costs have also impacted the long-run marginal cost.

Yield vs. nutrient consumption[2]

(tonnes/hectare, million tonnes)



Source: USDA, IFA, CRU, Nutrien

Global potash demand

(million tonnes KCl)



Source: IFA, Argus, CRU, SPGCI, Nutrien

---

1 KCl conventional potash mine of 3 million tonnes in Saskatchewan, Canada. Cost includes rail, utility systems, port facilities and, if applicable, cost of deposit.
2 Global data excludes China.

Nitrogen

Nitrogen is an essential crop nutrient and is a fundamental building block of plant proteins that improves both crop yield and quality. The necessity of nitrogen for crop yield supports a strong and growing demand for nitrogen fertilizers. Additionally, nitrogen is used as an input in many industrial processes, both as a chemical feedstock and as an inert process gas.

Production of nitrogen products is the most geographically diverse of the three primary crop nutrients due to the widespread availability of hydrogen sources. Access to reliable and competitively priced energy feedstock supply, commonly natural gas, is an important driver of profitability. Geopolitical events continue to create additional volatility in certain global energy markets. North American nitrogen producers currently have an advantaged cost position due to the relatively low price of natural gas compared to competitors in Europe and Asia.

The US is the third largest nitrogen-producing country and remains one of the largest importers of nitrogen products. China and India are the largest consumers of nitrogen fertilizer, accounting for approximately 45 percent of the world's consumption.

Phosphate

Phosphorus is essential to all living things and is key to energy reactions in plants, particularly photosynthesis, and is vital to plant growth. Additionally, phosphate is used as an input in animal feed, food ingredients and industrial processes.

Phosphate rock is found in significant quantity and quality in only a handful of geographic locations, with only 11 major phosphate-producing countries. Due to the concentration of deposits, the majority of recent capacity additions have come from existing producers in North Africa, the Middle East and China.

China is the world's largest producer of phosphate, and its trade policy has a major impact on the global market. To illustrate, in 2025, Chinese DAP/MAP exports were down approximately 40 percent, compared to normal historical levels as a result of export restrictions that prioritized domestic use.

India and Brazil are the largest importers of phosphate fertilizers, with limited domestic production. In more mature markets like North America, we have seen continued demand growth for phosphate fertilizers that incorporate secondary nutrients and micronutrients like Nutrien's MAP+MST product.

Global ammonia demand

(million tonnes NH_3)



Source: SPGCI, CRU, Argus, Nutrien

Global P_2O_5 demand

(million tonnes P_2O_5)



Source: CRU, TFI, Industry Consultants, Nutrien

GOVERNANCE AND
KEY ENTERPRISE RISKS

We embed strong corporate governance systems and principles across our business to ensure the interests of shareholders and other stakeholders remain central to our decision making. Our governance supports value preservation and long-term value creation by ensuring that our key enterprise risks and opportunities are appropriately identified and addressed. Nutrien's corporate governance structure includes policies and processes that clearly define the respective roles of the Board and the Executive Leadership Team ("ELT"). Our Board provides oversight of corporate strategy execution and risk management.



BOARD OF DIRECTORS


Russell Girling
Chair


Ken Seitz
President and Chief Executive Officer


Christopher Burley
Director


Maura Clark
Director


Michael Hennigan
Director


Miranda Hubbs
Director


Raj Kushwaha
Director


Julie Lagacy
Director


Consuelo Madere
Director


Keith Martell
Director


Aaron Regent
Director


Nelson L.C. Silva
Director

EXECUTIVE LEADERSHIP TEAM


Ken Seitz
President and Chief Executive Officer


Noralee Bradley
Executive Vice President, External Affairs, Chief Legal Officer and Corporate Secretary


Andrew Kelemen
Executive Vice President, Corporate Development and Chief Strategy Officer


Chris Reynolds
Executive Vice President, Global Sales


Mark Thompson
Executive Vice President and Chief Financial Officer


Sarah Walters
Executive Vice President, IT and Chief People Officer


Risk governance

RISK GOVERNANCE

Risk management is an integral part of doing business and our Board is responsible for overseeing the execution and alignment of Nutrien's corporate strategy and risk management processes.

Nutrien's ELT has the responsibility of ensuring the Company's principal risks are being appropriately identified, assessed and addressed. Management keeps the Board and each of the Board committees regularly apprised of risks and developments relevant to their mandates.

Responsibility and accountability for risk management are embedded in all levels of our organization, and we strive to integrate risk management into key decision-making processes and strategies. By proactively assessing risk across our organization, we aim to effectively manage the risks that could have an impact on our ability to achieve our strategic objectives and deliver long-term value.

Role of the Board committees

While the Board as a whole oversees our strategy and risk management processes, each Board committee has oversight over business topics and certain risk areas relevant to their committee mandate. More information can be found in Nutrien's Board and Board committee charters on our website at nutrien.com.

Board/Board Committee	Oversight includes the following business topics or risk areas	
Board of Directors	Corporate strategy Oversight of safety, health, environmental and security matters	Risk management Human resources and compensation Corporate governance and compliance
Safety Committee	Health and safety risks Crisis and emergency response management Incident reporting and response	Environmental risks Process safety and operational integrity Regulatory and compliance risk Safety culture and performance
Audit Committee	Accounting and financial reporting Internal controls and disclosure controls Internal audit	Whistleblower, ethics and compliance Financial risk management External audit
Corporate Governance & Nominating Committee	Corporate governance Board composition Director compensation Director orientation and continuing education Stakeholder and Indigenous relations	Board evaluations Activities that maintain or enhance the ability to create value over the long term (including oversight of climate-related risks) Cybersecurity, artificial intelligence ("AI") and data governance Related-party transactions
Human Resources & Compensation Committee	Executive compensation Incentive plan design and performance metrics Succession planning Talent management and leadership development	Human capital management, including the Company's Indigenous Strategy as it relates to Indigenous employment and human resources Learning and development

Risk management process

RISK MANAGEMENT PROCESS

Risk management is embedded in our strategy and business processes to support informed decision making and responsible stewardship of resources. Our centralized Enterprise Risk Management program is guided by a global risk management framework. The framework promotes consistent and integrated application of risk management principles and practices across our organization.

Nutrien's operating segments and corporate functions use our global risk management framework to identify, assess and develop mitigation actions for risks that may affect their strategy, operations or future performance. Annually, we conduct a top-down enterprise risk assessment alongside a bottom-up risk assessment, resulting in a consolidated view of our risk profile.

Management evaluates risk holistically to understand Nutrien's overall risk landscape and the interconnections among risks. A comprehensive view of enterprise risks is evaluated by our ELT and senior leaders, and our key enterprise risks are presented to the Board at least annually.




Key enterprise risks

KEY ENTERPRISE RISKS

We characterize a key enterprise risk as an individual risk, or combination of risks, that could materially affect our ability to achieve our strategic objectives, deliver shareholder value or maintain operational and financial stability. Our key enterprise risks presented below represent our most significant exposures; however, we continue to be exposed to other important general business, financial and operational risks.

1 COMPETITION AND MACROECONOMIC CONDITIONS

Description

Changes in global macroeconomic conditions and market dynamics – including tariffs, trade or export restrictions, market volatility, geopolitical events, increased price competition or new competitors or major shifts in agriculture production or consumption – could lead to a sustained environment of reduced demand for our products, create lower or more volatile commodity prices or increase costs and thereby negatively affect our short- and long-term profitability.

Risk management approach

We operate across the ag value chain with a favorable cost structure and a diversified portfolio of products and services that help minimize the impact of changing market conditions. Additionally, we maintain a strong and flexible balance sheet and pursue a clearly identified strategy that aims to enhance key advantages of our core business and drive operational excellence.

See page 18 of this report for more information on our market environment.

2 CHANGING REGULATIONS

Description

Changes in laws, regulations or government policies – including those relating to the environment, climate change, data privacy, health and safety, taxes and royalties, or from pressure on lawmakers and regulators to address concerns related to fertilizer and food prices – can affect how we operate. New requirements may limit our ability to produce or sell certain products, reduce our efficiency, increase costs for materials, energy, transportation or compliance or require upgrades to our facilities. These and other factors could impact our strategy, operations, financial results or reputation.

Risk management approach

We maintain regular engagement with governments, regulators and key industry associations through our Government & External Affairs Team. This helps us to stay informed about policy and regulatory developments, anticipate their impacts and work with industry partners to support outcomes that enable our long-term success. We also use cross-functional compliance programs and internal reviews to assess potential impacts and ensure our operations and products meet evolving requirements.

Key enterprise risks

3   POLITICAL, ECONOMIC AND SOCIAL INSTABILITY

Description

Nutrien operates a global business with significant operations in Canada and the US and additional operations in Australia, South America, Trinidad and parts of Europe. Operating internationally exposes us to political, economic and social instability that can affect how we do business.

These risks include, but are not limited to, restrictions on moving money out of certain countries, inflation or government actions aimed at controlling inflation, currency exchange rate fluctuations between the US dollar and foreign currencies, labor disruptions, competitive restrictions and changes to or loss of important agreements or permits. We may also be affected by tariffs, sanctions, embargoes, trade barriers, exchange controls, forced divestitures or broad geopolitical events such as military conflict. Shifts in political or regulatory environments can disrupt our operations or ability to do business, affect the value of our assets and impact our financial performance.

Risk management approach

Our Government & External Affairs Team engages regularly with governments, regulators, industry associations and other stakeholders in the regions where we operate or plan to operate. We factor political and country-specific risks into our capital investment and project decisions and limit our exposure in jurisdictions where we believe the risk is too high. We also monitor global political and regulatory developments and trends to understand potential impacts on our business.

4   AGRICULTURAL CHANGES AND TRENDS

Description

The agricultural landscape is impacted by factors such as ongoing farm and industry consolidation, shifts in farmer demographics, new technologies, evolving sustainability practices, changing government programs and policies, trade disputes and trade tariffs, climate impacts and broader social trends. Many of these factors vary by region and can affect long-term demand for our products and services and as a result may adversely affect our strategy and our financial performance.

Risk management approach

Our downstream Retail network gives us direct insight into what farmers need, allowing us to anticipate emerging trends early and respond quickly. We focus on delivering solutions that help farmers manage challenges, including offering financing solutions through Nutrien Financial, expanding our portfolio of proprietary products and investing in digital tools, agronomic expertise and technologies that improve productivity and on-farm decision making.



Key enterprise risks

5   SUPPLY CHAIN DISRUPTION

Description

Our ability to produce and deliver products depends on reliable inbound and outbound supply chains. Disruptions can affect our access to key materials or limit our ability, as well as the ability of third parties we depend on, to transport products to customers on time. Geopolitical conflicts, regulatory changes, sanctions, tariffs, labor disputes, pandemics and extreme weather events can create supply chain challenges and delays and/or limit our future ability to sell or distribute our products when needed. These challenges can negatively affect our business and financial performance.

Risk management approach

Our scale and advantaged position across the ag value chain provides us the flexibility to optimize our operations and distribution network in response to supply chain disruptions. We have an extensive and diverse transportation and storage network that helps us navigate logistical challenges. We also maintain a diverse supplier base that we regularly review to ensure we have reliable access to critical feedstocks and materials for our operations.

6   CYBERSECURITY THREATS

Description

Nutrien relies on information technology, operational control systems and third-party or cloud-based platforms to run our business. As our dependence on these systems grows, so does our exposure to increasingly sophisticated cyber threats, including those driven by AI. Cybersecurity risks can include attacks on information technology and infrastructure by hackers, ransomware, viruses, unauthorized access to confidential or personal information, disruptions to computer control systems and broader business or supply chain interruptions. A cyber incident could lead to operational downtime, higher security or insurance costs, reputational harm, legal or third-party claims and other impacts that could negatively affect our business and financial performance.

Risk management approach

Our Global Information Management and Cyber Security Team, supported by third-party specialists, oversees our network security and helps coordinate incident response when needed. We promote strong cybersecurity awareness across the Company through our cybersecurity policies, controls and best practices. All new information technology systems undergo threat and risk assessments, and our incident response processes are reinforced by external support. We also run regular phishing simulations and targeted cybersecurity and incident response training to help reduce vulnerabilities.

7   SAFETY, HEALTH AND ENVIRONMENT

Description

Our operations involve safety, health and environmental risks inherent in mining, manufacturing and the transportation, storage and distribution of our products. These risks can lead to injuries or fatalities and may affect air quality, biodiversity, water resources or local ecosystems near our sites. Any such incident could disrupt our operations and have a negative impact on our financial performance and reputation.

Risk management approach

We follow regulatory, industry and internal safety, health and environmental standards, supported by strong governance and oversight. We have structured systems to prevent and respond to incidents, and we conduct regular security and vulnerability assessments. Across our operations, we maintain crisis communication and emergency response programs, along with environmental monitoring and controls, including independent reviews of key containment structures.


Key enterprise risks

8 TALENT AND ORGANIZATIONAL CULTURE

Description

Our ability to attract, develop and retain skilled employees, as well as maintain the programs, structure and culture that support them, is essential to our growth and performance. Increasing competition for talent, particularly in certain regions or for specialized roles, can create challenges in hiring or retaining employees and increase costs and reduce productivity. Our investment in training also makes our employees valuable to competitors. If we are unable to sustain an engaging workplace or retain the talent needed to support our operations and future growth, our operations and financial performance could be negatively affected.

Risk management approach

Our Talent Attraction and Sourcing Team works to build a diverse, skilled workforce, while our development programs support employee growth and engagement. We use a structured succession process to identify critical roles and strengthen our internal and external talent pipelines. Our compensation and incentive programs are competitive, performance-based and aligned with our purpose-driven culture.

9 CAPITAL REDEPLOYMENT

Description

We may be unable to deploy capital to efficiently achieve sustained growth, effectively execute on opportunities or meet stakeholder expectations. This risk may arise from market conditions, limited investment opportunities or other factors. Additionally, deploying capital in a manner that is inconsistent with our strategic priorities could negatively impact our returns, operations, reputation, access to or cost of capital or result in potential asset impairments.

Risk management approach

Our capital allocation is guided by a disciplined framework and supported by Nutrien's diversified earnings base. We focus on sustaining safe and reliable operations, preserving balance sheet strength and flexibility, deploying capital to strategic investments and providing meaningful returns to our shareholders. Additionally, our centralized Enterprise Capital Team helps to ensure consistent project evaluation and an enterprise-wide view of capital project decisions.

10 STAKEHOLDER SUPPORT

Description

Nutrien's reputation and stakeholder relationships are critical to our ability to operate and execute our strategy and can be affected by actual or perceived actions across our business and supply chain. Any erosion of trust could impair our ability to execute on our business plans. It could also negatively impact our ability to produce or sell our products, lead to reputational and financial losses or negatively impact our access to or cost of capital or trigger shareholder action.

Risk management approach

Our Investor Relations and Government & External Affairs teams regularly engage with key stakeholders to identify their concerns and convey the long-term value proposition of our business. We are active in industry associations, implement our community relations and investment initiatives across our operations and have a focused Indigenous Relations engagement strategy. Our overarching strategy is designed to address and support the areas most important to our stakeholders.

OUR OUTLOOK AND
RESULTS

Nutrien has four reportable operating segments: Retail, Potash, Nitrogen and Phosphate. The downstream Retail segment distributes crop nutrients, crop protection products, seed and merchandise and provides services, including financing, directly to farmers through a network of retail locations in North America, Australia and South America. The upstream Potash, Nitrogen and Phosphate segments are differentiated by the chemical nutrient contained in the products that each produces.



Our outlook and results

Adjusted EBITDA is the primary profit measure used to evaluate the segments' performance as it excludes the impact of non-cash impairments and impairment reversals and other costs that are centrally managed by our corporate function. Refer to Note 3 to the consolidated financial statements for details.

Net sales (sales less freight, transportation and distribution expenses) is the primary measure used in planning and forecasting in the Potash, Nitrogen and Phosphate operating segments.




MARKET OUTLOOK

Agriculture and retail markets

- Higher global grain and oilseed production in 2025 increased stocks-to-use ratios towards historical average levels and led to significant nutrient removal from the soil. Strong demand for food, feed and biofuel uses is expected to drive continued need for higher global crop production and related crop inputs.

- We expect total US crop acres in 2026 to be consistent with 2025 levels and project corn plantings of 94 to 96 million acres and soybean plantings of 84 to 86 million acres. This acreage outlook, combined with a compressed fertilizer application season in the fall of 2025, is expected to support increased crop input demand in the first half of 2026.

- In Brazil, soybean production is expected to set another record in 2026, with harvest currently underway, and we anticipate a 3 to 5 percent increase in safrinha corn plantings. Growth in planted area is expected to support crop input demand; however, weaker affordability is expected to result in just-in-time purchases and a continued shift to lower analysis nitrogen and phosphate products.

- In Australia, improved weather compared to the first half of 2025 is expected to support crop input demand and strong livestock prices to support sales of Retail products and services.

Crop nutrient markets

- Global potash shipments increased to approximately 74.5 million tonnes in 2025, primarily driven by strong demand in Southeast Asia. We expect a fourth consecutive year of growth in 2026, with total global potash shipments ranging between 74 and 77 million tonnes. Demand is supported by the need to replenish soil nutrients following a record crop, favorable relative affordability and low inventory levels in key markets such as China and Brazil. We anticipate relatively tight fundamentals throughout 2026, as trend line demand growth is testing existing global operating and supply chain capabilities.

- Global nitrogen demand is expected to grow in line with historical rates, driven by increasing use in agricultural growth markets such as Asia and Latin America. Global ammonia markets remain tight due to project delays and plant outages. Global urea markets have strengthened in the first quarter of 2026 due to strong seasonal demand from India, North America and Brazil and geopolitical uncertainties impacting supply.

- Global phosphate markets eased in the fourth quarter of 2025 due to lower demand related to weaker affordability relative to potash and nitrogen. Phosphate markets have strengthened in the first quarter of 2026 due to Chinese export restrictions and elevated input costs.




2026 GUIDANCE

($ billions, except as otherwise noted)	2026 Guidance ranges[1,2] as of February 18, 2026		
	Low	High	2025 Actual
Retail adjusted EBITDA	1.75	1.95	1.74
Potash sales volumes (million tonnes)[3]	14.1	14.8	14.25
Nitrogen sales volumes (million tonnes)[3]	9.2	9.7	10.89
Phosphate sales volumes (million tonnes)[3]	2.4	2.6	2.36
Depreciation and amortization	2.4	2.5	2.4
Finance costs	0.65	0.75	0.7
Effective tax rate on adjusted net earnings (%)[4]	24.0	26.0	24.9
Capital expenditures[5]	2.0	2.1	2.0

1　Guidance provided in our news release dated February 18, 2026.
2　See the "Forward-looking statements" section.
3　Manufactured product only.
4　This is a non-GAAP financial measure. See the "Non-GAAP financial measures" section.
5　Comprised of sustaining capital expenditures, investing capital expenditures and mine development and pre-stripping capital expenditures, which are supplementary financial measures. See the "Other financial measures" section.

2026 SENSITIVITIES

($ millions, except EPS amounts)	Effect on[1]	
	Adjusted EBITDA	Adjusted EPS[4]
$25 per tonne change in potash net selling prices	± 280	± 0.45
$25 per tonne change in ammonia net selling prices[2]	± 35	± 0.05
$25 per tonne change in urea and ESN® net selling prices	± 65	± 0.10
$25 per tonne change in solutions, nitrates and sulfates net selling prices	± 135	± 0.20
$1 per MMBtu change in NYMEX natural gas price[3]	± 180	± 0.30

1　See the "Forward-looking statements" section.
2　Excludes Trinidad.
3　Nitrogen related impact.
4　Based on shares outstanding as at December 31, 2025.


Results

2025 RETAIL OPERATING SEGMENT AND RESULTS

Our Retail network of over 1,800 locations provides the reach and flexibility to reliably serve our grower customers. We offer a comprehensive portfolio of value-added products, including crop nutrients, crop protection products, seed and merchandise, and provide services, including financing. Over 4,200 crop consultants support our customers with crop planning, seed selection, soil sampling, variable-rate fertilizer application and crop monitoring.

We own and operate eight formulation facilities focused on manufacturing proprietary crop nutrient and crop protection products. As a leading provider of crop nutritionals, including biostimulants, our portfolio includes approximately 1,700 innovative proprietary crop nutrient, crop protection and seed products. Our proprietary offering generates higher margins for Nutrien and enhances crop production efficiency and profitability for farmers.

Retail adjusted EBITDA increased to $1.74 billion in 2025 due to lower operating expenses from our cost savings initiatives, stronger proprietary products gross margin and disciplined execution of our Brazil margin-improvement plan. We continue to simplify our business and deliver earnings growth through proven organic initiatives.

($ millions, except as otherwise noted)	2025	2024	% Change
Sales	17,620	17,832	(1)
Cost of goods sold	13,017	13,211	(1)
Gross margin	4,603	4,621	–
Adjusted EBITDA[1]	1,736	1,696	2

1 See Note 3 to the consolidated financial statements.

($ millions)	Sales		Gross margin	
	2025	2024	2025	2024
Crop nutrients	7,285	7,211	1,424	1,444
Crop protection products	6,105	6,313	1,590	1,622
Seed	2,128	2,235	408	431
Services and other	944	918	750	716
Merchandise	875	897	148	150
Nutrien Financial	376	361	376	361
Nutrien Financial elimination[1]	(93)	(103)	(93)	(103)
Total	17,620	17,832	4,603	4,621

1 Represents elimination of the interest and service fees charged by Nutrien Financial to Retail branches.

Supplemental data

($ millions, except as otherwise noted)	Gross margin		% of product line[1]	
	2025	2024	2025	2024
Proprietary products				
Crop nutrients	450	421	32	29
Crop protection products	503	470	32	29
Seed	137	154	34	36
Merchandise	14	15	9	10
Total	1,104	1,060	24	23

1 Represents percentage of proprietary product margins over total product line gross margin.

Results

	Sales volumes (tonnes – thousands)		Gross margin / tonne (dollars)	
	2025	**2024**	**2025**	**2024**
Crop nutrients				
North America	8,502	8,547	143	142
International	3,358	3,715	61	62
Total	11,860	12,262	120	118

Retail adjusted EBITDA
($ millions)



1   Includes services and other, merchandise and Nutrien Financial.

Contribution to adjusted EBITDA by market
(percent)



	2025 versus 2024
Crop nutrients	Sales increased due to higher selling prices, and gross margin was impacted by product mix shifts in North America and reduced demand in the fourth quarter. International crop nutrient sales volumes were lower mainly due to strategic actions in South America.
Crop protection products	Sales and gross margin were lower due to product mix shifts in North America and dry conditions in Australia, partially offset by higher proprietary products gross margin.
Seed	Sales and gross margin were lower due to weather related impacts in the Southern US leading to fewer planted acres, which impacted proprietary products gross margin.

Cash operating coverage ratio[1]
(percent)



1   This is a non-GAAP financial measure. See the "Non-GAAP financial measures" section. Additional information relating to 2023 is contained in the "Appendix A – non-GAAP financial measures" section of Nutrien's MD&A dated February 22, 2024 for the year ended December 31, 2023.

Proprietary products gross margin
($ millions)





Results

Selected financial performance measures

(percentages)	2025	2024
Retail adjusted EBITDA margin[1]	9.9	9.5
Cash operating coverage ratio[2]	62	63
Average working capital to sales[2]	22	20
Average working capital to sales excluding Nutrien Financial[2]	1	–
Nutrien Financial adjusted net interest margin[2]	5.4	5.3

1 This is a supplementary financial measure. See the "Other financial measures" section.
2 This is a non-GAAP financial measure. See the "Non-GAAP financial measures" section.

Nutrien Financial

We offer flexible financing solutions to our customers in support of Nutrien's agricultural product and service sales. Qualifying Retail customers in the US and Australia are offered extended payment terms, typically up to one year, to facilitate the alignment of farmer crop cycles with cash flows. Nutrien Financial revenues are primarily earned through interest from farmers.

We hold a significant portion of receivables from customers that have historically experienced a low-default rate. We manage our credit portfolio based on a combination of review of customer credit metrics, past experience with the customer and exposure to any single customer. Nutrien Financial, which is our wholly owned finance captive, monitors and services the portfolio of our high-quality receivables from customers that have the lowest risk of default among Retail's receivables from customers. We monitor the results of this portfolio of receivables separately because we calculate the cost of capital attributable to the high-quality receivables from customers differently from our other receivables. Specifically, we assume a debt-to-equity ratio of 9:1 in funding Nutrien Financial receivables, based on the underlying credit quality of the assets.

Nutrien Financial relies on corporate capital for funding. For 2025, we estimated the deemed interest expense using an average borrowing rate of 5.0 percent (2024 — 5.6 percent) applied to the notional debt required to fund the portfolio of receivables from customers monitored and serviced by Nutrien Financial. The balance of our Retail receivables (outside of Nutrien Financial) is subject to marginally higher credit risk.

($ millions)	Current	<31 Days past due	31–90 Days past due	>90 Days past due	Gross receivables	Allowance[1]	2025 Net receivables	2024 Net receivables
				As at December 31				
North America	1,831	260	110	181	2,382	(50)	2,332	2,178
International	647	82	21	31	781	(7)	774	699
Nutrien Financial receivables	2,478	342	131	212	3,163	(57)	3,106	2,877

1 Bad debt expense on the above receivables for 2025 was $46 million (2024 – $55 million) in the Retail segment.


Results

2025 POTASH OPERATING SEGMENT AND RESULTS

We operate six low-cost potash mines in Saskatchewan, located within a world-class potash deposit and in a stable geopolitical environment, which helps minimize supply risk for our customers. We produce multiple grades of potash and our flexible network provides the operational flexibility to optimize value.

Our extensive North American transportation and distribution network includes approximately 5,600 owned or leased railcars serviced by multiple railway providers. Through Canpotex – our joint venture potash export, sales and marketing company – we have access to four primary North American marine terminals and other facilities as needed to export potash to customers in over 40 countries around the world.

Potash adjusted EBITDA increased to $2.25 billion in 2025 due to higher net selling prices and record sales volumes, supported by strong potash affordability and underlying consumption growth in key offshore markets, and partially offset by higher provincial mining taxes. We delivered a potash controllable cash cost of product manufactured[2] per tonne of $58. We mined 49 percent of our potash ore tonnes using automation, further strengthening our low-cost advantage.

($ millions, except as otherwise noted)	2025	2024	% Change
Net sales	3,593	2,989	20
Cost of goods sold	1,581	1,448	9
Gross margin	2,012	1,541	31
Adjusted EBITDA[1]	2,254	1,848	22

Manufactured product

($ per tonne, except as otherwise noted)	2025	2024
Sales volumes (tonnes – thousands)		
North America	4,638	4,672
Offshore	9,615	9,214
Total sales volumes	14,253	13,886
Net selling price		
North America	286	285
Offshore	235	180
Average net selling price	252	215
Cost of goods sold	111	104
Gross margin	141	111
Depreciation and amortization	46	44
Gross margin excluding depreciation and amortization[2]	187	155

1 See Note 3 to the consolidated financial statements.
2 This is a non-GAAP financial measure. See the "Non-GAAP financial measures" section.


Results

Supplemental data

	2025	2024
Potash controllable cash cost of product manufactured per tonne[1]	58	54
Canpotex sales by market (percentage of sales volumes)[2]		
Latin America	39	40
Other Asian markets[3]	29	28
China	11	13
India	6	7
Other markets	15	12
Total	100	100

1 This is a non-GAAP financial measure. See the "Non-GAAP financial measures" section.
2 See Note 26 to the consolidated financial statements.
3 All Asian markets except China and India.

	2025 versus 2024
Sales volumes	Higher offshore sales volumes were supported by strong potash affordability and underlying consumption growth in key offshore markets. North America sales volumes were consistent with the prior year.
Net selling price per tonne	Increased due to higher global benchmark prices.
Cost of goods sold per tonne	Increased primarily due to higher royalties, maintenance costs and depreciation.



Potash adjusted EBITDA
($ millions)

Potash sales volumes
(million tonnes)

Potash production

(million tonnes KCl)	Nameplate capacity[1]	Operational capability[2]		Production	
		2026[3]	**2025**	**2025**	**2024**
Rocanville	6.5	4.5	5.0	4.64	5.02
Allan	4.0	3.1	2.7	2.51	2.40
Lanigan	3.8	3.5	3.2	3.43	3.40
Vanscoy	3.0	1.1	1.1	1.08	1.03
Cory	3.0	2.2	2.1	2.09	2.11
Patience Lake	0.3	0.3	0.3	0.22	0.25
Total	20.6	14.7	14.4	13.97	14.21

1 Represents estimates of capacity as at December 31, 2025. Estimates based on capacity as per design specifications or Canpotex entitlements once determined. In the case of Patience Lake, estimate reflects current operational capability. Estimates for all other mine facilities do not necessarily represent operational capability.
2 Estimated annual achievable production based on expected staffing and operational readiness (estimated at the beginning of the year, and may vary during the year, and year to year, including between our mine facilities). Estimate does not include inventory-related shutdowns and unplanned downtime.
3 See the "Forward-Looking Statements" section.

Results

2025 NITROGEN OPERATING SEGMENT AND RESULTS

We produce and upgrade nitrogen at 11 strategically located facilities in Canada and the US, in addition to our facility in Trinidad. Our North American operations, which account for approximately 85 percent of our nitrogen sales volumes, have access to some of the lowest-cost natural gas in the world and are well positioned to serve agriculture and industrial markets.

We produce a diverse portfolio of nitrogen products and have flexibility to optimize product mix in changing market conditions. Our transportation and distribution network leverages truck, rail, pipeline, barge and marine vessels. We utilize established CCUS infrastructure in Alberta and Louisiana to reduce GHG emissions. Over the last five years, we captured and sold an annual average of 1 million tonnes of CO_2, with approximately 40 percent permanently sequestered via enhanced oil recovery.

Nitrogen adjusted EBITDA increased to $2.15 billion in 2025 due to higher net selling prices, partially offset by lower equity earnings from Profertil. Adjusted EBITDA for the full year of 2024 benefitted from insurance recoveries. Total ammonia production increased in 2025, supported by a four-percentage-point improvement in ammonia operating rate (excludes Trinidad and Joffre) as we advanced reliability initiatives across our North American plants and completed low-cost debottlenecks at Redwater and Geismar. In the fourth quarter of 2025, we completed a controlled shutdown of our Trinidad Nitrogen facility due to uncertainty with respect to port access and a lack of reliable and economic gas supply that has reduced the free cash flow contribution of the Trinidad Nitrogen operations over an extended period of time.

($ millions, except as otherwise noted)	2025	2024[1]	% Change
Net sales	4,187	3,576	17
Cost of goods sold	2,580	2,374	9
Gross margin	1,607	1,202	34
Adjusted EBITDA[2]	2,147	1,880	14

1 Comparative figures have been reclassified for our Purchase for Resale business from Nitrogen to the Corporate and Others segment. See Note 3 to the consolidated financial statements.
2 See Note 3 to the consolidated financial statements.

Manufactured product

($ per tonne, except as otherwise noted)	2025	2024
Sales volumes (tonnes – thousands)		
Ammonia	2,420	2,483
Urea and ESN®	3,099	3,188
Solutions, nitrates and sulfates	5,369	5,023
Total sales volumes	10,888	10,694
Net selling price		
Ammonia	422	410
Urea and ESN®	490	421
Solutions, nitrates and sulfates	268	221
Average net selling price	365	324
Cost of goods sold	219	213
Gross margin	146	111
Depreciation and amortization	57	55
Gross margin excluding depreciation and amortization[1]	203	166

1 This is a non-GAAP financial measure. See the "Non-GAAP financial measures" section.

Supplemental data

	2025	2024
Ammonia controllable cash cost of product manufactured per tonne[1]	58	61
Sales volumes (tonnes – thousands)		
Fertilizer	6,425	6,259
Industrial and feed	4,463	4,435
Ammonia operating rate[2] (%)	92	88
Natural gas costs ($ per MMBtu)		
Overall natural gas cost excluding realized derivative impact	3.53	3.15
Realized derivative impact	–	0.09
Overall natural gas cost	3.53	3.24

1 This is a non-GAAP financial measure. See the "Non-GAAP financial measures" section.
2 Excludes Trinidad and Joffre.



Results

	2025 versus 2024
Sales volumes	Increased due to higher production from reliability improvements and low-cost debottlenecks that increased the availability of upgraded products.
Net selling price per tonne	Higher for all major nitrogen products due to stronger benchmark prices.
Cost of goods sold per tonne	Increased due to higher natural gas costs, mainly driven by Henry Hub benchmark.

Nitrogen adjusted EBITDA
($ millions)



Nitrogen sales volumes
(million tonnes)



● Ammonia   ● Urea and ESN   ● Solutions, nitrates and sulfates

1   Includes equity earnings from Profertil.

Nitrogen production

(million tonnes, except as otherwise noted)	Ammonia[1]			Urea[2]		
		Production			Production	
	Annual capacity[3]	2025	2024	Annual capacity[3]	2025	2024
Trinidad[4]	2.2	1.18	1.27	0.7	0.54	0.47
Redwater	1.0	0.73	0.86	0.7	0.53	0.70
Augusta	0.8	0.74	0.68	0.6	0.58	0.52
Lima	0.7	0.76	0.59	0.5	0.53	0.46
Geismar	0.6	0.61	0.58	0.4	0.43	0.38
Carseland	0.5	0.53	0.46	0.7	0.73	0.65
Fort Saskatchewan	0.5	0.47	0.44	0.4	0.42	0.40
Borger	0.5	0.29	0.35	0.6	0.38	0.42
Joffre	0.5	0.39	0.38	–	–	–
Total	7.3	5.71	5.61	4.6	4.14	4.00
Adjusted total[5]		4.13	3.96			

1   All figures are shown on a gross production basis.
2   Reflects capacity and production of urea liquor prior to final product upgrade. Urea liquor is used in the production of solid urea, UAN and DEF.
3   Annual capacity estimates include allowances for normal operating plant conditions.
4   In 2024 and 2025, Trinidad production was restricted due to natural gas curtailments. On October 23, 2025, we completed a controlled shutdown of our Trinidad facility due to uncertainty with respect to port access and a lack of reliable and economic gas supply.
5   Excludes Trinidad and Joffre.

Results

2025 PHOSPHATE OPERATING SEGMENT AND RESULTS

Nutrien has two large integrated phosphate production facilities and four regional product upgrade sites in the US. Our high-quality phosphate rock enables production of a diverse mix of phosphate products, including solid and liquid fertilizers, feed and industrial acids. We are the largest producer of purified phosphoric acid in North America and sell the majority of our product in this market, benefiting from our extensive distribution network and customer relationships.

Phosphate adjusted EBITDA slightly decreased to $382 million in 2025 due to higher sulfur input costs and lower sales volumes, partially offset by higher net selling prices. In the third quarter of 2025, we initiated a review of strategic alternatives for our Phosphate business, which could include reconfiguring operations, strategic partnerships or a potential sale, and we intend to solidify the optimal path in 2026.

($ millions, except as otherwise noted)	2025	2024	% Change
Net sales	1,734	1,657	5
Cost of goods sold	1,590	1,510	5
Gross margin	144	147	(2)
Adjusted EBITDA[1]	382	384	(1)

1 See Note 3 to the consolidated financial statements.

Manufactured product

($ per tonne, except as otherwise noted)	2025	2024
Sales volumes (tonnes – thousands)		
Fertilizer	1,646	1,751
Industrial and feed	717	683
Total sales volumes	2,363	2,434
Net selling price		
Fertilizer	677	612
Industrial and feed	835	822
Average net selling price	725	671
Cost of goods sold	657	603
Gross margin	68	68
Depreciation and amortization	121	119
Gross margin excluding depreciation and amortization[1]	189	187

1 This is a non-GAAP financial measure. See the "Non-GAAP financial measures" section.

	2025 versus 2024
Sales volumes	Lower due to lower production volumes in the first quarter of 2025.
Net selling price	Increased due to the strength of fertilizer benchmark prices.
Cost of goods sold per tonne	Increased primarily due to higher sulfur input costs.


Results

Phosphate adjusted EBITDA
($ millions)



Phosphate sales volumes
(million tonnes)



● Fertilizer   ● Industrial & feed

Phosphate production

(million tonnes, except as otherwise noted)	Phosphate rock			Phosphoric acid (P$_2$O$_5$)			Liquid products			Solid fertilizer products		
	Annual capacity	Production		Annual capacity	Production		Annual capacity	Production		Annual capacity	Production	
		2025	2024		2025	2024		2025	2024		2025	2024
Aurora	5.4	4.66	3.99	1.2	1.00	0.97	2.7[1]	2.10	2.05	0.9	0.72	0.76
White Springs	2.0	1.39	1.19	0.5	0.36	0.36	0.7[2]	0.31	0.29	0.8	0.29	0.31
Total	7.4	6.05	5.18	1.7	1.36	1.33	3.4	2.41	2.34	1.7	1.01	1.07
P$_2$O$_5$ operating rate (%)					80	78						

1   A substantial portion is consumed internally in the production of downstream products. The balance is exported to phosphate fertilizer producers or sold domestically to dealers who custom-mix liquid fertilizer. Capacity is composed of 2.0 million tonnes MGA and 0.7 million tonnes SPA.

2   Represents annual SPA capacity. A substantial portion is consumed internally in the production of downstream products. The balance is exported to phosphate fertilizer producers or sold domestically to dealers who custom-mix liquid fertilizer.

In addition to the production above, annual capacity for phosphate feed and purified acid was 0.7 and 0.3 million tonnes, respectively. Production in 2025 was 0.34 and 0.19 million tonnes, respectively, and 2024 production was 0.31 and 0.17 million tonnes, respectively.


Results

2025 CORPORATE AND OTHERS AND ELIMINATIONS

"Corporate and Others" is a non-operating segment comprising corporate and administrative functions that provide support and governance to our operating segments. It also includes gross margin related to our non-core businesses. Intersegment sales, costs of goods sold and expenses are removed from the consolidated results in Eliminations. Intersegment activities include sale of product between our segments, primarily from Potash, Nitrogen and Phosphate to our Retail segment.

($ millions, except as otherwise noted)	2025	2024[1, 2]	% Change
Corporate and Others			
Gross margin[2]	27	21	29
Adjusted EBITDA[2]	(427)	(452)	(6)
Eliminations			
Gross margin	(46)	(2)	n/m
Adjusted EBITDA[2]	(46)	(1)	n/m

1 Comparative figures have been reclassified for our Purchase for Resale business from Nitrogen to the Corporate and Others segment.
2 See Note 3 to the consolidated financial statements.

FINANCE COSTS, INCOME TAXES AND OTHER COMPREHENSIVE INCOME (LOSS)

($ millions, except as otherwise noted)	2025	2024	% Change
Finance costs	687	720	(5)
Income tax expense	752	436	72
Other comprehensive income (loss)	224	(234)	n/m

2025 versus 2024

	Finance costs	**Weighted average debt balances and rates**		

($ millions, except as otherwise noted)	2025	2024
Short-term debt balance	3,170	3,328
Short-term debt rate (%)	5.3	6.1
North American short-term debt balance	2,800	2,679
North American short-term debt rate (%)	4.6	5.5
Long-term debt balance	10,025	9,629
Long-term debt rate (%)	5.0	5.0
Lease obligations balance	1,331	1,375
Lease obligations rate (%)	4.9	4.6

Income tax expense   Income tax increased mainly due to higher earnings. The decrease in the actual effective tax rate was mainly due to lower non-recognizable losses in South America compared to the same period in 2024. Refer to Note 10 to the consolidated financial statements for additional information.

Effective tax rates and discrete items

($ millions, except as otherwise noted)	2025	2024
Actual effective tax rate on earnings (%)	24	40
Actual effective tax rate including discrete items (%)	25	38
Discrete tax adjustments that impacted the rate	27	(13)

Other comprehensive income (loss)   Other comprehensive income increased mainly due to the appreciation of the Australian, Brazilian and Canadian currencies, relative to the US dollar, compared to losses in 2024.


Results

FINANCIAL RESULTS

($ millions, except as otherwise noted)	2025	2024	2023
Sales	26,885	25,972	29,056
Net earnings	2,297	700	1,282
Basic net earnings per share (dollars)	4.66	1.36	2.53
Diluted net earnings per share (dollars)	4.66	1.36	2.53
Total assets	52,301	51,840	52,749
Total non-current financial liabilities	10,287	9,880	9,912
Dividends declared per share (dollars)	2.18	2.16	2.12

	2025 versus 2024	2024 versus 2023
Sales	Sales increased primarily due to higher fertilizer net selling prices and record upstream sales volumes.	Sales decreased primarily due to lower fertilizer net selling prices, partially offset by record Potash sales volumes.
Net earnings and earnings per share	Net earnings and earnings per share increased primarily due to higher sales (see above), and higher Retail earnings. These were partially offset by higher provincial mining taxes, as well as higher costs for royalties, maintenance, depreciation, natural gas and sulfur. Net earnings in 2025 were positively impacted by the gain on sale of investment related to the disposal of our 50 percent equity ownership in Profertil.	Net earnings and earnings per share decreased primarily due to lower sales (see above), partially offset by lower operational expenses due to lower input costs such as cost to purchase inventories, natural gas, royalties and provincial mining taxes. Net earnings in 2024 were also impacted by a $220 million loss on foreign currency derivatives in Brazil. Our impairment of assets was lower in 2024. We recorded $530 million non-cash impairments of our Retail – Brazil and Nitrogen Geismar Clean Ammonia project assets in 2024 compared to non-cash impairment of $774 million of Retail, Phosphate and Nitrogen assets recorded in 2023.
Assets and non-current financial liabilities	Total assets increased in 2025 compared to 2024 primarily due to higher working capital assets, resulting from increased net selling prices and higher inventory balances for Retail, Nitrogen and Phosphate. See the Financial Condition section for further details. Non-current financial liabilities increased due to the higher long-term debt balance from the issuance of new senior notes, partially offset by the repayment of senior notes upon maturity in 2025, as well as an increase in deferred income tax liabilities.	Total assets decreased in 2024 compared to 2023 primarily due to the non-cash impairments discussed above, as well as from lower working capital assets from reduced net selling prices and lower cost of inventories. Non-current financial liabilities increased due to the higher long-term debt balance from the issuance of new senior notes, partially offset by the repayment of senior notes upon maturity in 2024.
Dividends declared per share	Dividends declared per share increased as we declared a higher quarterly dividend per share of $0.545 in 2025 compared to $0.54 in 2024.	Dividends declared per share increased as we declared a higher quarterly dividend per share of $0.54 in 2024 compared to $0.53 in 2023.


Results

FINANCIAL CONDITION

($ millions, except as otherwise noted)	As at		$ Change	% Change
	December 31, 2025	December 31, 2024		
Assets				
Cash and cash equivalents	701	853	(152)	(18)
Receivables	5,675	5,390	285	5
Inventories	6,977	6,148	829	13
Property, plant and equipment	22,747	22,604	143	1
Investments	144	698	(554)	(79)
Liabilities and Shareholders' Equity				
Short-term debt	873	1,534	(661)	(43)
Trade, other payables and accrued liabilities	9,309	9,118	191	2
Long-term debt, including current portion	9,863	9,918	(55)	(1)
Share capital	13,519	13,748	(229)	(2)
Retained earnings	12,076	11,106	970	9

Assets

Explanations for changes in Cash and cash equivalents are in the "Liquidity and Capital Resources – Sources and uses of cash" section.

Receivables increased due to higher Potash and Phosphate net selling prices, higher receivables in Australia due to the appreciation of foreign exchange rates relative to the US dollar, and greater usage of payment terms from our Retail customers. The increases were partially offset by lower income tax receivable.

Inventories increased in Retail due to higher crop nutrients input costs from global supply constraints and earlier seasonal purchases, as well as higher crop protection volumes to support anticipated 2026 demand. Nitrogen and Phosphate also saw increases due to higher volumes and higher natural gas and sulfur costs.

Property, plant and equipment increased due to capital expenditures increasing more than offsetting depreciation and disposals.

Investments decreased due to the sale of our remaining investment in Sinofert and the sale of our investment in Profertil in 2025.

Liabilities

Short-term debt decreased due to lower draws on our commercial paper and repayment of credit facilities with funds from the sale of investments.

Trade, other payables and accrued liabilities increased due to Retail purchases through supplier financing in North America and timing of payments. These increases were partially offset by lower customer prepayments in North America.

Long-term debt, including the current portion, decreased due to the repayment of $1,000 million senior notes in 2025, as well as repayments of other long-term debt, partially offset by the issuance of $1,000 million senior notes during the first quarter of 2025.

Shareholders' equity

Share capital decreased primarily from shares repurchased under our normal course issuer bid program.

Retained earnings increased as net earnings exceeded dividends declared and share repurchases in 2025.

We do not hold material cash and cash equivalents in currencies other than the US dollar and Canadian dollar. As at December 31, 2025, we held the equivalent of approximately $273 million in other jurisdictions outside the US and Canada. We do not depend on repatriation of cash from our foreign subsidiaries to meet our liquidity and capital resource needs in North America.


Results

LIQUIDITY AND CAPITAL RESOURCES

Sources and uses of liquidity

Liquidity risk arises from our general funding needs and in the management of our assets, liabilities and capital structure. We manage liquidity risk to maintain sufficient liquid financial resources to fund our financial position and meet our commitments and obligations in a cost-effective manner. Our primary sources of liquidity in 2025 and our expected ongoing primary uses of liquidity are listed below:

Primary uses of liquidity	Primary sources of liquidity
– seasonal working capital requirements – operational expenses – capital expenditures to sustain our assets to support safe and reliable operations – high-value growth opportunities – shareholder returns through dividends and/or share repurchases – principal payments of debt securities	– cash from operations (including customer prepayments) – commercial paper issuances – increase of credit facility limits and drawdowns – debt capital markets – supplier financing arrangements

We believe that our internally generated cash flow, supplemented by available borrowings under new or existing financing sources, if necessary, will be sufficient to meet our anticipated capital expenditures, planned growth and development activities, and other cash requirements for the foreseeable future. We do not reasonably expect any presently known trend or uncertainty to affect our ability to access our historical sources of liquidity.

Cash requirements

The following aggregated information about our contractual obligations and other commitments summarizes our liquidity and capital resource requirements as at December 31, 2025. Commitments reflect the estimated cash outflows for these obligations.

($ millions)	Consolidated financial statements note reference	Payments due by period				
		Total	Within 1 year	1 to 3 years	3 to 5 years	Over 5 years
Long-term debt	19, 24	9,685	513	1,670	1,250	6,252
Estimated interest payments on long-term debt	24	5,792	482	833	699	3,778
Asset retirement obligations and accrued environmental costs	22	3,587	194	235	173	2,985
Lease liabilities	20, 24	1,283	346	408	203	326
Estimated interest payments on lease liabilities	24	214	49	61	36	68
Purchase commitments	24	1,278	1,230	24	24	–
Capital commitments	24	83	63	20	–	–
Other commitments	24	751	195	259	109	188
Derivatives	5	8	8	–	–	–
Total		22,681	3,080	3,510	2,494	13,597

The information presented in the table above does not include planned cash outflows unless they are legally committed for capital expenditures, business acquisitions or shareholder returns, including share repurchases and dividends. In addition to the commitments included above, we have other obligations for goods and services as part of our normal operations, which may terminate on short notice, including purchase commitments for crop input products.

For information on pension and other post-retirement benefits funding, refer to Note 21 to the consolidated financial statements. Future cash requirements are subject to changes in regulations, actuarial assumptions and our expected operating results.

On February 18, 2026, our Board approved a share repurchase program of up to a maximum of 24,057,066 common shares, representing 5 percent of Nutrien's outstanding common shares. The 2026 normal course issuer bid will commence on March 3, 2026. The share repurchase program will expire on the earlier of March 2, 2027, the date on which we have acquired the maximum number of common shares allowable or the date we determine not to make any further repurchases.

On February 18, 2026, our Board of Directors declared and increased our quarterly dividend to $0.55 per share payable on April 16, 2026, to shareholders of record on March 31, 2026. The total estimated dividend to be paid is $265 million.


Sources and uses of cash

Cash provided by operating activities	**Cash provided by operating activities** ($ millions) **3,535** (2024) **4,007** (2025)	– Cash provided by operating activities increased due to stronger Potash and Nitrogen selling prices and an increase in the North American supplier financing program.
Cash used in investing activities	**Cash used in investing activities** ($ millions) **(2,133)** (2024) **(1,372)** (2025)	– Cash used in investing activities decreased due to the proceeds received on the sale of investments in Profertil and Sinofert and lower capital expenditures.
Cash used in financing activities	**Cash used in financing activities** ($ millions) **(1,453)** (2024) **(2,817)** (2025)	– Cash used in financing activities increased due to higher repayment of debt and share repurchases.


CAPITAL STRUCTURE AND MANAGEMENT

We manage our capital structure with a focus on maintaining a strong balance sheet, enabling a strong investment-grade credit rating.

Principal debt instruments

As part of the normal course of business, we closely monitor our liquidity position. We use a combination of cash generated from operations and short-term and long-term debt to finance our operations. We continually evaluate various financing arrangements and may seek to engage in transactions from time to time when market and other conditions are favorable.

Capital structure (debt and equity)

($ millions)	December 31, 2025	December 31, 2024
Short-term debt	873	1,534
Current portion of long-term debt	513	1,037
Current portion of lease liabilities	346	356
Long-term debt	9,350	8,881
Lease liabilities	937	999
Shareholders' equity	25,365	24,442

Senior Notes and Debentures

As at December 31, 2025, our long-term debt consisted primarily of senior notes and debentures with the following maturities and interest rates:

Senior notes and debentures maturities and rates

As at December 31, 2025

($ millions)   (interest rates)

● Principal amount (Total $9,672)   ○ to ● interest rate range



($ millions, except as otherwise noted)	Rate of interest (%)	Maturity	Amount
Senior notes repaid in 2025	3.000	April 1, 2025	500
Senior notes repaid in 2025	5.950	November 7, 2025	500
			1,000
Senior notes issued in 2025	4.500	March 12, 2027	400
Senior notes issued in 2025	5.250	March 12, 2032	600
			1,000

The senior notes issued in 2025 are unsecured, rank equally with our existing unsecured debt, and have no sinking fund requirements prior to maturity. Each series is redeemable and has various provisions for redemption prior to maturity, at our option, at specified prices.

Results

Credit facilities and other debt

We have several available credit facilities in the jurisdictions where we operate. We have a commercial paper program, which is limited to the undrawn amount under our $4,500 million unsecured revolving term credit facility. In 2025, our total facility limit decreased $250 million from a reduction in our unsecured committed revolving term facility. As at December 31, 2025, we had a $399 million outstanding balance in commercial paper. Any excess cash is invested in highly liquid securities.

As at December 31, 2025, $234 million in letters of credit were outstanding and committed, with $250 million of remaining credit available under our dedicated letter of credit facilities.

Credit facilities
As at December 31, 2025
($ millions)



793 Amount outstanding and committed

6,557 Remaining credit available

2025

Lease obligations

We have lease obligations totaling $1,283 million (including current portion) with a weighted average effective interest rate of 4.9 percent as at December 31, 2025.

Debt covenants

Our credit facilities have financial tests and other covenants with which we must comply at each quarter-end. Non-compliance with any such covenants could result in accelerated payment of amounts borrowed and termination of lenders' further funding obligations under the credit facilities. We were in compliance with all covenants as at December 31, 2025.

The table below summarizes the limit and result of our key financial covenant:

As at December 31	Limit	2025
Debt to capital ratio[1]	0.65 : 1.00	0.32 : 1.00

1 Refer to Note 4 to the consolidated financial statements for the detailed calculation.

Credit ratings

Our ability to access reasonably priced debt in the capital markets depends, in part, on the quality of our credit ratings. We continue to maintain investment-grade credit ratings for our long-term debt. A downgrade of the credit rating of our long-term debt could increase the interest rates applicable to borrowings under our credit facilities.

Commercial paper markets are generally a source of same-day cash. Our access to the US commercial paper market primarily depends on maintaining our current short-term credit ratings as well as general conditions in the money markets.

As at December 31	Long-term debt rating (outlook) 2025	2024	Short-term debt rating 2025	2024
Moody's	Baa2 (stable)	Baa2 (stable)	P-2	P-2
S&P	BBB (stable)	BBB (stable)	A-2	A-2

A credit rating is not a recommendation to buy, sell or hold securities. The ratings may be subject to revision or withdrawal at any time by the respective credit rating agency and each rating should be evaluated independently of any other rating.

Moody's stable outlook on Nutrien's credit rating means that there is a low likelihood of a rating change over the medium term. S&P's stable outlook on Nutrien's credit rating means that the rating is not likely to change (generally up to two years).


Results

Outstanding share data

	As at February 17, 2026
Common shares	481,141,322
Options to purchase common shares	2,221,163

For more information on our capital structure and management, see Note 4 to the consolidated financial statements.

QUARTERLY RESULTS

	2025				2024			
($ millions, except as otherwise noted)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Sales	5,340	6,007	10,438	5,100	5,079	5,348	10,156	5,389
Net earnings	580	469	1,229	19	118	25	392	165
Net earnings attributable to equity holders of Nutrien	571	464	1,221	11	113	18	385	158
Net earnings per share attributable to equity holders of Nutrien								
Basic	1.18	0.96	2.51	0.02	0.23	0.04	0.78	0.32
Diluted	1.18	0.96	2.50	0.02	0.23	0.04	0.78	0.32

Our quarterly earnings are significantly affected by the seasonality of our business, fertilizer benchmark prices, as well as by demand-supply conditions, farmer affordability and weather. See Note 28 to the consolidated financial statements.

Other material transactions or events that impacted our quarterly results included:

Quarter	Transaction or event
2024 Q2	$530 million non-cash impairment of assets comprised of a $335 million non-cash impairment of the Retail – Brazil intangible assets and property plant and equipment due to the ongoing market instability and more moderate margin expectations, and a $195 million non-cash impairment of our Nitrogen Geismar Clean Ammonia project property, plant and equipment as we decided to no longer pursue the project. Net earnings were also impacted by a $220 million loss on foreign currency derivatives in Brazil.


FOURTH QUARTER RESULTS

($ millions, except as otherwise noted) Three months ended December 31	Sales		Gross margin	
	2025	2024	2025	2024
Retail				
Crop nutrients	1,512	1,528	288	294
Crop protection products	931	948	324	351
Seed	162	184	48	52
Services and other	254	228	219	188
Merchandise	226	230	39	40
Nutrien Financial	82	77	82	77
Nutrien Financial elimination[1]	(23)	(16)	(23)	(16)
Total	3,144	3,179	977	986

1 Represents elimination for the interest and service fees charged by Nutrien Financial to Retail branches.

Manufactured Product

(Dollars, except as otherwise noted) Three months ended December 31	Sales volumes (tonnes – thousands)		Average dollars per tonne	
	2025	2024	2025	2024
Potash				
North America	726	718	305	270
Offshore	2,077	2,040	247	168
Sales	2,803	2,758	262	194
Cost of goods sold			115	112
Gross margin			147	82
Nitrogen				
Ammonia	546	701	470	448
Urea and ESN®	656	888	505	403
Solutions, nitrates and sulfates	1,373	1,325	272	213
Sales	2,575	2,914	373	327
Cost of goods sold			214	221
Gross margin			159	106
Phosphate				
Fertilizer	468	435	677	615
Industrial and feed	186	173	875	812
Sales	654	608	733	671
Cost of goods sold			646	631
Gross margin			87	40

($ millions, except as otherwise noted) Three months ended December 31	2025	2024
Adjusted EBITDA		
Retail	311	340
Potash	445	291
Nitrogen	521	471
Phosphate	107	86
Corporate and others	(133)	(160)
Eliminations	26	27
Adjusted EBITDA[1]	1,277	1,055
Net earnings	580	118

1 This is a non-GAAP financial measure. See the "Non-GAAP financial measures" section.


Results

Highlights of our 2025 fourth quarter compared to the 2024 fourth quarter results were as follows:

	Q4 2025 versus Q4 2024
Retail	**Retail adjusted EBITDA** decreased as prior period benefited from income items, most notably $25 million gain on sale of land in Argentina.
	Crop nutrients sales and gross margin decreased due to lower sales volumes from a weather-shortened fall application window in the US and reduced demand for phosphate, partially offset by higher proprietary products gross margin. International crop nutrient sales volumes were lower mainly due to strategic actions in South America.
	Crop protection products sales and gross margin were lower due to product mix shifts in North America and dry conditions in Australia, partially offset by higher proprietary products gross margin.
	Seed sales and gross margin were lower due to weather related impacts in the Southern US leading to fewer planted acres which impacted proprietary products gross margin.
Potash	**Potash adjusted EBITDA** increased due to higher net selling prices and higher sales volumes, partially offset by higher provincial mining taxes.
	Sales volumes were higher due to higher offshore sales volumes supported by strong potash affordability and underlying consumption growth in key offshore markets. North America sales volumes were consistent with the prior year.
	Net selling price per tonne increased due to higher global benchmark prices.
	Cost of goods sold per tonne increased primarily due to higher royalties and maintenance costs.
Nitrogen	**Nitrogen adjusted EBITDA** increased due to higher net selling prices, partially offset by lower equity earnings from Profertil.
	Sales volumes decreased due to the previously announced controlled shutdown of our Trinidad facility on October 23, 2025 and planned turnarounds at our North American operations.
	Net selling price per tonne was higher for all major nitrogen products due to stronger benchmark prices.
	Cost of goods sold per tonne decreased due to a higher percentage of sales coming from our low-cost North American nitrogen plants.
Phosphate	**Phosphate adjusted EBITDA** increased due to higher net selling prices and sales volumes, partially offset by higher sulfur input costs.
	Sales volumes were higher due to higher production from reliability improvements and weather-related events that impacted the fourth quarter of 2024 production volumes, partially offset by reduced demand for phosphate.
	Net selling price per tonne increased due to the strength of fertilizer benchmark prices.
	Cost of goods sold per tonne increased primarily due to higher sulfur input costs.
Other fourth quarter financial highlights	**Share-based compensation** expense was higher in the fourth quarter and full year of 2025 due to an increase in the fair value of our share-based awards. The fair value of our share-based awards takes into consideration several factors, such as our share price movement, our performance relative to our peer group and our return on invested capital.
	Gain on sale of investment was higher due to the sale of our 50 percent equity ownership in Profertil.
	Income tax increased mainly due to higher earnings. The decrease in the actual effective tax rate is mainly due to the tax impact of the gain on sale of investment in Profertil.

Results

CONTROLS AND PROCEDURES

Disclosure controls and procedures

We maintain disclosure controls and procedures designed to provide reasonable assurance that information required to be disclosed by Nutrien in its annual filings, interim filings (as these terms are defined in National Instrument 52-109 – *Certification of Disclosure in Issuers' Annual and Interim Filings* ("NI 52-109")), and other reports filed or submitted by us under securities legislation is recorded, processed, summarized and reported within the required time periods. Our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures as of the end of the period covered by the annual filings, being December 31, 2025, have concluded that, as of such date, our disclosure controls and procedures were effective in providing reasonable assurance that information required to be disclosed by Nutrien in its annual filings, interim filings, or other reports filed or submitted by it under securities legislation is (a) recorded, processed, summarized and reported within the time periods specified in the securities legislation, and (b) accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Internal control over financial reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting ("ICFR"), as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended, and NI 52-109. ICFR is designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of consolidated financial statements for external purposes in accordance with IFRS. Any system of ICFR, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. The Board of Directors, through its Audit Committee, oversees management's responsibilities for financial reporting and internal controls.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we have designed ICFR based on the framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework (2013) and conducted an evaluation of the design and effectiveness of our ICFR as of the end of the fiscal year ended December 31, 2025. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as at December 31, 2025, Nutrien maintained effective internal control over financial reporting. There have been no changes during the year ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2025 has been audited by KPMG LLP, as reflected in their Report of Independent Registered Public Accounting Firm for 2025, which is included in this 2025 Annual Report.


Results

FORWARD-LOOKING STATEMENTS

Certain statements and other information included in this document, including within the "2026 Guidance" section and the "Market outlook" sections for each segment, constitute "forward-looking information" or "forward-looking statements" (collectively, "forward-looking statements") under applicable securities laws (such statements are often accompanied by words such as "anticipate", "forecast", "expect", "believe", "may", "will", "should", "estimate", "project", "intend" or other similar words). All statements in this document, other than those relating to historical information or current conditions, are forward-looking statements, including, but not limited to: Nutrien's business strategies, plans, prospects and opportunities; Nutrien's 2026 annual guidance, including expectations regarding our Retail adjusted EBITDA, Potash sales volumes, Nitrogen sales volumes, Phosphate sales volumes, depreciation and amortization, finance costs, effective tax rate on adjusted earnings and capital expenditures; our 2026 adjusted EBITDA and adjusted earnings per share sensitivity analysis; our belief that Nutrien's production assets are positioned to generate significant cash flow and the resulting benefits thereof; expectations regarding Nutrien's 2026 targets, including with respect to Retail adjusted EBITDA, Potash sales volumes, Nitrogen sales volumes, annual consolidated cost savings, Potash ore tonnes mined using automation, Ammonia operating rate, Phosphate operating rate and supply chain optimization and efficiency run-rate value; Nutrien's market outlook for 2026 and the projections and expectations related thereto; expectations regarding our capital allocation strategies, including with respect to uses of cash that prioritize safe and reliable operations, maintaining a strong and flexible balance sheet, leveraging existing assets, and returning capital to shareholders through share repurchases and dividends and investment in high-value opportunities to generate significant long-term returns; our ability to advance strategic priorities and high value growth investments; our expectations regarding our priorities for 2026, including safety, growing free cash flow, maintaining ratable share repurchases, completing strategic reviews and optimizing our existing portfolio; expectations regarding our ability to generate cash flow and return capital to our shareholders, including our expectations regarding share repurchases and stable and growing dividends; expectations that internally generated cash flow, as supplemented by new and existing financing sources, will be sufficient to meet our anticipated future cash requirements; expectations regarding performance of our operating segments in 2026; our operating segment market outlooks and our expectations for market conditions, fundamentals and trends in 2026 and beyond, including agriculture and crop nutrient markets and global energy supply, the anticipated supply and demand for our products and services, expected market, industry and growing conditions with respect to crop nutrient application rates, planted acres, farmer crop investment, crop mix, including the need to replenish soil nutrient levels, production volumes and expenses, shipments, natural gas costs and availability, consumption, prices, operating rates, the impact of seasonality, import and export volumes, tariffs, trade or export restrictions, economic sanctions and restrictions, operating rates, inventories, crop development, natural gas curtailments in Trinidad and elsewhere, and global population growth expectations; our review of strategic alternatives for our Phosphate business, including potential outcomes such as reconfiguring operations, strategic partnerships, a potential sale of all or part of the business and the possibility that no transaction or change occurs; expectations concerning future product offerings; the negotiation of sales and other contracts, including the expiry of existing contracts; acquisitions and divestitures and the anticipated benefits thereof; and expectations in connection with our ability to deliver long-term returns to shareholders.

These forward-looking statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such forward-looking statements. As such, undue reliance should not be placed on these forward-looking statements.

All of the forward-looking statements are qualified by the assumptions that are stated or inherent in such forward-looking statements, including the assumptions referred to below and elsewhere in this document. Although we believe that these assumptions are reasonable, having regard to our experience and our perception of historical trends, the assumptions set forth below are not exhaustive of the factors that may affect any of the forward-looking statements and the reader should not place undue reliance on these assumptions and such forward-looking statements. Current conditions, economic and otherwise, render assumptions, although reasonable when made, subject to greater uncertainty.

Key assumptions that have been made in relation to the operation of our business as currently planned and our ability to achieve our business objectives include, among other things, assumptions and expectations regarding our strategic priorities and targets in 2026 and beyond, and our ability to achieve them; our ability to successfully complete, integrate and realize the anticipated benefits of our already completed and future acquisitions and divestitures, and that we will be able to implement our standards, controls, procedures and policies in respect of any acquired businesses and realize the expected synergies on the anticipated timeline or at all; that future business, regulatory and industry conditions will be within the parameters expected by us, including with respect to prices, expenses, margins, demand, supply, product availability, shipments, consumption, weather conditions, supplier agreements, product distribution agreements, availability, inventory levels, exports, tariffs, including general or retaliatory tariffs, trade restrictions, international trade arrangements, crop development and cost of labor and interest, exchange and effective tax rates; assumptions with respect to global economic conditions and the accuracy of our market outlook expectations for 2025 and in the future; assumptions with respect to our ability to successfully implement our business strategies, growth and capital allocation investments and initiatives; that we will conduct

Results

our operations and achieve results of operations as anticipated; assumptions related to our assessment of recoverable amount estimates of our assets, including in relation to asset and goodwill impairments of certain of our cash generating units; potash demand growth in offshore markets and normalization of Canpotex port operations; our intention to complete share repurchases under our normal course issuer bid programs, including TSX approval, the funding of such share repurchases, existing and future market conditions, including with respect to the price of our common shares, capital allocation priorities, and compliance with respect to applicable limitations under securities laws and regulations and stock exchange policies; assumptions related to our ability to fund our dividends at the current level and at increased levels in the future; our expectations regarding the impacts, direct and indirect, of certain geopolitical conflicts on, among other things, global supply and demand, including for crop nutrients, energy and commodity prices, global interest rates, supply chains and the global macroeconomic environment, including inflation; the adequacy of our cash generated from operations and our ability to access our credit facilities or capital markets for additional sources of financing; our ability to identify suitable candidates for acquisitions and divestitures and negotiate acceptable terms; availability of investment opportunities that align with our strategic priorities and growth strategy; our ability to maintain investment grade ratings and achieve our performance targets; our ability to successfully negotiate sales and other contracts; and our ability to successfully implement new initiatives and programs. In respect of our 2026 Potash sales volume target, we have made assumptions with respect to, among other things: market conditions, fertilizer and commodity prices, supply and demand, capital availability, logistics, our ability to maintain market share and that potash operations will operate within expectations. In respect of 2026 nitrogen sales volume target, we have made assumptions with respect to, among other things: market conditions, fertilizer and commodity prices, supply and demand, capital availability, natural gas availability, timely execution of expansion projects and reliability.

Events or circumstances could cause actual results to differ materially from those in the forward-looking statements. With respect to our business generally and our ability to meet other targets, commitments, goals, strategies and related milestones and schedules disclosed in this document, such events or circumstances include, but are not limited to: failure to achieve an optimal outcome of our strategic review process for our Phosphate business; general global economic, market and business conditions; failure to achieve expected results of our business strategy, capital allocation initiatives or results of operations or targets, expected capital expenditures in 2026, delivering upstream fertilizer sales volume growth and advancing high return downstream Retail growth opportunities; failure to complete announced and future acquisitions or divestitures at all or on the expected terms and within the expected timeline; seasonality; climate change and weather conditions, and impacts from regional flooding and/or drought conditions; crop planted acreage, yield and prices; the supply and demand and price levels for our products; governmental and regulatory requirements and actions by governmental authorities, including changes in government policy (including in respect of tariffs, trade restrictions and climate change initiatives) and government ownership requirements; the potential that Nutrien may become subject to new laws or regulations that impose new requirements or require new or additional permits or approvals, and the associated effects thereof, and changes in environmental, tax, antitrust, and other laws or regulations and the interpretation thereof; trade restrictions, including the imposition of any tariffs, or other changes to international trade arrangements; the effects of current and future international trade agreements or other developments affecting the level of global trade; political or military risks, including civil unrest, actions by armed groups or conflict and malicious acts including terrorism and industrial espionage; our ability to access sufficient, cost-effective and timely transportation, distribution and storage of products (including potential rail transportation and port disruptions due to labor strikes and/or work stoppages or other similar actions); the occurrence of a major environmental or safety incident or becoming subject to legal or regulatory proceedings; innovation and cybersecurity risks related to our systems, including our costs of addressing or mitigating such risks; counterparty and sovereign risk; delays in completion of turnarounds at our major facilities or challenges related to our major facilities that are out of our control; interruptions of or constraints in availability of key inputs, including natural gas and sulfur; any significant impairment of the carrying amount of certain assets; the risk that rising interest rates and/or deteriorated business operating results may result in the further impairment of assets or goodwill attributed to certain cash generating units; risks related to reputational loss; certain complications that may arise in our mining processes; the ability to attract, engage and retain skilled employees and strikes or other forms of work stoppages; geopolitical conflicts, and their potential impact on, among other things, global market conditions and supply and demand, including for crop nutrients, energy and commodity prices, interest rates, supply chains and the global economy generally; our ability to execute on our strategies related to environmental, social and governance matters, and achieve related expectations, targets and commitments, including risks associated with disclosure thereof; and other risk factors detailed from time to time in Nutrien reports filed with the Canadian securities regulators and the SEC in the US.

The purpose of our 2026 Retail adjusted EBITDA, depreciation and amortization, finance costs, effective tax rate on adjusted earnings and capital expenditures guidance ranges are to assist readers in understanding our expected and targeted financial results, and this information may not be appropriate for other purposes.

The forward-looking statements in this document are made as of the date hereof and Nutrien disclaims any intention or obligation to update or revise any forward-looking statements in this document as a result of new information or future events, except as may be required under applicable Canadian securities legislation or applicable US federal securities laws. Any forward-looking statements contained herein are expressly qualified by this cautionary statement.


APPENDICES

Non-GAAP financial measures

We use both IFRS measures and certain non-GAAP financial measures to assess performance. Non-GAAP financial measures are financial measures disclosed by the Company that: (a) depict historical or expected future financial performance, financial position or cash flow of the Company; (b) with respect to their composition, exclude amounts that are included in, or include amounts that are excluded from, the composition of the most directly comparable financial measure disclosed in the primary financial statements of the Company; (c) are not disclosed in the financial statements of the Company; and (d) are not a ratio, fraction, percentage or similar representation. Non-GAAP ratios are financial measures disclosed by the Company that are in the form of a ratio, fraction, percentage or similar representation that has a non-GAAP financial measure as one or more of its components, and that are not disclosed in the financial statements of the Company.

These non-GAAP financial measures and non-GAAP ratios are not standardized financial measures under IFRS and, therefore, are unlikely to be comparable to similar financial measures presented by other companies. Management believes these non-GAAP financial measures and non-GAAP ratios provide transparent and useful supplemental information to help investors evaluate our financial performance, financial condition and liquidity using the same measures as management. These non-GAAP financial measures and non-GAAP ratios should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with IFRS.

The following section outlines our non-GAAP financial measures and non-GAAP ratios, their compositions, and why management uses each measure. It also includes reconciliations to the most directly comparable IFRS measures. Except as otherwise described herein, our non-GAAP financial measures and non-GAAP ratios are calculated on a consistent basis from period to period and are adjusted for specific items in each period, as applicable. As additional non-recurring or unusual items arise in the future, we generally exclude these items in our calculations.

Adjusted EBITDA (consolidated)

Most directly comparable IFRS financial measure: Net earnings (loss).

Definition: Adjusted EBITDA is calculated as net earnings (loss) before finance costs, income taxes, depreciation and amortization, share-based compensation and certain foreign exchange gain/loss (net of related derivatives). We also adjust this measure for the following other income and expenses that are excluded when management evaluates the performance of our day-to-day operations: integration and restructuring related costs, impairment or reversal of impairment of assets, gain or loss on disposal of certain businesses and investments, asset retirement obligations ("ARO") and accrued environmental costs ("ERL") related to our non-operating sites, and loss related to financial instruments in Argentina.

Why we use the measure and why it is useful to investors: It is not impacted by long-term investment and financing decisions, but rather focuses on the performance of our day-to-day operations. It provides a measure of our ability to service debt and to meet other payment obligations and as a component of employee remuneration calculations.

($ millions)	2025	2024
Net earnings	2,297	700
Finance costs	687	720
Income tax expense	752	436
Depreciation and amortization	2,369	2,339
EBITDA[1]	6,105	4,195
Adjustments:		
Share-based compensation expense	163	37
Foreign exchange loss, net of related derivatives	9	360
ARO/ERL related expenses for non-operating sites	2	151
Loss related to financial instruments in Argentina	–	35
Restructuring costs	68	47
Impairment of assets	–	530
Gain on sale of investment in Profertil	(301)	–
Adjusted EBITDA	6,046	5,355

1 EBITDA is calculated as net earnings before finance costs, income taxes, and depreciation and amortization.


Appendices

Adjusted net earnings and adjusted net earnings per share

Most directly comparable IFRS financial measure: Net earnings (loss) and diluted net earnings (loss) per share.

Definition: Adjusted net earnings and related per share information are calculated as net earnings (loss) before share-based compensation and certain foreign exchange gain/loss (net of related derivatives), net of tax. We also adjust this measure for the following other income and expenses (net of tax) that are excluded when management evaluates the performance of our day-to-day operations: certain integration and restructuring related costs, impairment or reversal of impairment of assets, gain or loss on disposal of certain businesses and investments, gain or loss on early extinguishment of debt or on settlement of derivatives due to discontinuance of hedge accounting, ARO and accrued ERL related to our non-operating sites, loss related to financial instruments in Argentina, change in recognition of tax losses and deductible temporary differences related to impairments and certain changes to tax declarations. We generally apply the annual forecasted effective tax rate to specific adjustments during the year, and at year-end, we apply the actual effective tax rate.

Why we use the measure and why it is useful to investors: Focuses on the performance of our day-to-day operations and is used as a component of employee remuneration calculations.

($ millions, except as otherwise noted)	2025			2024		
	Increases (decreases)	Post-tax	Per diluted share	Increases (decreases)	Post-tax	Per diluted share
Net earnings attributable to equity holders of Nutrien		2,267	4.66		674	1.36
Adjustments:						
Share-based compensation expense	163	123	0.25	37	27	0.05
Foreign exchange loss, net of related derivatives	9	6	0.03	360	346	0.70
Restructuring costs	68	59	0.12	47	38	0.08
Impairment of assets	–	–	–	530	492	1.00
ARO/ERL related expenses for non-operating sites	2	2	–	151	106	0.21
Gain on sale of investment in Profertil	(301)	(241)	(0.50)	–	–	–
Loss related to financial instruments in Argentina	–	–	–	35	35	0.07
Sub-total adjustments	(59)	(51)	(0.10)	1,160	1,044	2.11
Adjusted net earnings		2,216	4.56		1,718	3.47


Effective tax rate on adjusted net earnings

Effective tax rate on adjusted net earnings guidance is a forward-looking non-GAAP financial measure as it includes adjusted net earnings, which is a non-GAAP financial measure. It is provided to assist readers in understanding our expected financial results. Effective tax rate on adjusted net earnings guidance excludes certain items that management is aware of that permit management to focus on the performance of our operations (see the Adjusted Net Earnings and Adjusted Net Earnings Per Share section for items generally adjusted). We do not provide a reconciliation of this forward-looking measure to the most directly comparable financial measures calculated and presented in accordance with IFRS because a meaningful or accurate calculation of reconciling items and the information is not available without unreasonable effort due to unknown variables, including the timing and amount of certain reconciling items, and the uncertainty related to future results. These unknown variables may include unpredictable transactions of significant value that may be inherently difficult to determine without unreasonable efforts. The probable significance of such unavailable information, which could be material to future results, cannot be addressed.

Effective tax rate on adjusted net earnings ratio is calculated as adjusted income tax expense divided by adjusted earnings before income taxes. We use this measure to provide the actual result for a previously disclosed forward-looking effective tax rate on adjusted net earnings guidance.

($ millions, except as otherwise noted)	2025
Earnings before income taxes	3,049
Adjustments[1]	(59)
Adjusted earnings before income taxes	2,990
Income tax expense	752
Adjustments[2]	(8)
Adjusted income tax expense	744
Effective tax rate on adjusted net earnings (%)	24.9

1 Calculated as sum of pre-tax adjustments noted in the Adjusted Net Earnings section.
2 Calculated as difference between the sum of pre-tax and post-tax adjustments noted in the Adjusted Net Earnings section.

Free cash flow

Most directly comparable IFRS financial measure: Cash provided by operating activities.

Definition: Free cash flow is calculated as cash provided by operating activities less sustaining capital expenditures, mine development and pre-stripping capital expenditures, and repayment of the principal portion of lease liabilities.

Why we use the measure and why it is useful to investors: To assess our operational performance and evaluate our ability to create long-term value by funding activities that include dividend payments, investing capital, debt repayment and share repurchases.

	2025	2024	2023
Cash provided by operating activities	4,007	3,535	5,066
Sustaining capital expenditures[1]	(1,364)	(1,468)	(1,404)
Mine development and pre-stripping capital expenditures[1]	(245)	(256)	(262)
Repayment of principal portion of lease liabilities	(419)	(402)	(375)
Free cash flow	1,979	1,409	3,025

1 These are supplementary financial measures. See the "Other financial measures" section.


Appendices

Gross margin excluding depreciation and amortization per tonne – manufactured product

Most directly comparable IFRS financial measure: Gross margin.

Definition: Gross margin per tonne less depreciation and amortization per tonne for manufactured products. Reconciliations are provided in the "Results" section.

Why we use the measure and why it is useful to investors: Focuses on the performance of our day-to-day operations, which excludes the effects of items that primarily reflect the impact of long-term investment and financing decisions.

Potash controllable cash cost of product manufactured ("COPM") per tonne

Most directly comparable IFRS financial measure: Cost of goods sold ("COGS") for the Potash segment.

Definition: Total Potash COGS excluding depreciation and amortization expense included in COPM, royalties, natural gas costs and carbon taxes, change in inventory, and other adjustments, divided by potash production tonnes.

Why we use the measure and why it is useful to investors: To assess operational performance. Potash controllable cash COPM excludes the effects of production from other periods and the impacts of our long-term investment decisions, supporting a focus on the performance of our day-to-day operations. Potash controllable cash COPM also excludes royalties and natural gas costs and carbon taxes, which management does not consider controllable, as they are primarily driven by regulatory and market conditions.

($ millions, except as otherwise noted)	2025	2024
Total COGS – Potash	1,581	1,448
Change in inventory	(2)	36
Other adjustments[1]	(27)	(21)
COPM	1,552	1,463
Depreciation and amortization in COPM	(606)	(581)
Royalties in COPM	(93)	(79)
Natural gas costs and carbon taxes in COPM	(42)	(36)
Controllable cash COPM	811	767
Production tonnes (tonnes – thousands)	13,966	14,205
Potash controllable cash COPM per tonne	58	54

1 Other adjustments include unallocated production overhead that is recognized as part of cost of goods sold but is not included in the measurement of inventory and changes in inventory balances.



Appendices

Ammonia controllable cash COPM per tonne

Most directly comparable IFRS financial measure: COGS for the Nitrogen segment.

Definition: Total Nitrogen COGS excluding depreciation and amortization expense included in COGS, cash COGS for products other than ammonia, other adjustments, and natural gas and steam costs, divided by net ammonia production tonnes.

Why we use the measure and why it is useful to investors: To assess operational performance. Ammonia controllable cash COPM excludes the effects of production from other periods, the costs of natural gas and steam, and long-term investment decisions, supporting a focus on the performance of our day-to-day operations.

($ millions, except as otherwise noted)	2025	2024[1]
Total Manufactured COGS – Nitrogen[2]	2,382	2,282
Total Other COGS – Nitrogen[2]	198	92
Total COGS – Nitrogen	2,580	2,374
Depreciation and amortization in COGS	(522)	(483)
Cash COGS for products other than ammonia	(1,487)	(1,287)
Ammonia		
Total cash COGS before other adjustments	571	604
Other adjustments[2]	(142)	(165)
Total cash COPM	429	439
Natural gas and steam costs in COPM	(296)	(292)
Controllable cash COPM	133	147
Production tonnes (net tonnes[3] – thousands)	2,308	2,372
Ammonia controllable cash COPM per tonne	58	62

1 Comparative figures have been reclassified for our Purchase for Resale business from Nitrogen to the Corporate and Others segment.
2 Other adjustments include unallocated production overhead that is recognized as part of cost of goods sold but is not included in the measurement of inventory and changes in inventory balances.
3 Ammonia tonnes available for sale, as not upgraded to other nitrogen products.

Retail average working capital to sales and Retail average working capital to sales excluding Nutrien Financial

Definition: Retail average working capital divided by Retail sales for the last four rolling quarters. We also look at this metric excluding Nutrien Financial revenue and working capital.

Why we use the measure and why it is useful to investors: To evaluate operational efficiency. A lower or higher percentage represents increased or decreased efficiency, respectively. The metric excluding Nutrien Financial shows the impact that the working capital of Nutrien Financial has on the ratio.

($ millions, except as otherwise noted)	2025	2024
Average current assets	11,240	10,981
Average current liabilities	7,309	7,424
Average working capital	3,931	3,557
Average Nutrien Financial working capital	(3,693)	(3,561)
Average working capital excluding Nutrien Financial	238	(4)
Sales	17,620	17,832
Nutrien Financial revenue	(376)	(361)
Sales excluding Nutrien Financial	17,244	17,471
Average working capital to sales (%)	22	20
Average working capital to sales excluding Nutrien Financial (%)	1	–


Appendices

Nutrien Financial adjusted net interest margin

Definition: Nutrien Financial revenue less deemed interest expense divided by average Nutrien Financial net receivables outstanding for the last four rolling quarters.

Why we use the measure and why it is useful to investors: Used by credit rating agencies and others to evaluate the financial performance of Nutrien Financial.

($ millions, except as otherwise noted)	2025	2024
Nutrien Financial revenue	376	361
Deemed interest expense[1]	(177)	(174)
Net interest	199	187
Average Nutrien Financial net receivables	3,693	3,561
Nutrien Financial adjusted net interest margin (%)	5.4	5.3

1   Average borrowing rate applied to the notional debt required to fund the portfolio of receivables from customers monitored and serviced by Nutrien Financial.

Retail cash operating coverage ratio

Definition: Retail selling, general and administrative, and other expenses (income), excluding depreciation and amortization expense, divided by Retail gross margin excluding depreciation and amortization expense in cost of goods sold, for the last four rolling quarters.

Why we use the measure and why it is useful to investors: To understand the costs and underlying economics of our Retail operations and to assess our Retail operating performance and ability to generate cash flow.

($ millions, except as otherwise noted)	2025	2024
Selling expenses	3,306	3,418
General and administrative expenses	172	191
Other expenses	123	87
Operating expenses	3,601	3,696
Depreciation and amortization in operating expenses	(714)	(751)
Operating expenses excluding depreciation and amortization	2,887	2,945
Gross margin	4,603	4,621
Depreciation and amortization in cost of goods sold	20	20
Gross margin excluding depreciation and amortization	4,623	4,641
Cash operating coverage ratio (%)	62	63



Return on invested capital ("ROIC")

Definition: ROIC is calculated as net operating profit after taxes divided by the average invested capital for the last four rolling quarters.

Net operating profit after taxes, a non-GAAP financial measure, is calculated as earnings before finance costs and income taxes, depreciation and amortization related to the fair value adjustments as a result of the Merger (the merger of equals transaction between PotashCorp and Agrium), share-based compensation, and certain foreign exchange gain/loss (net of related derivatives) and Nutrien Financial earnings before finance costs and income taxes. The most directly comparable IFRS financial measure to net operating profit after taxes is earnings before finance costs and income taxes. We also adjust this measure for the following other income and expenses that are excluded when management evaluates the performance of our day-to-day operations: integration and restructuring related costs, impairment or reversal of impairment of assets, and gain or loss on disposal of certain businesses and investments. A tax rate of 25 percent is applied on the calculated amount.

Invested capital is calculated as last four rolling quarter average of total assets less cash and cash equivalents; payables and accrued charges; Merger fair value adjustments on goodwill, intangible assets, and property, plant and equipment; and average Nutrien Financial working capital.

We exclude in our calculations the related financial information of certain acquisitions during the first year following the acquisition.

Why we use the measure and why it is useful to investors: ROIC provides useful information to evaluate how efficiently we allocate our capital and is used as a component of employee remuneration calculations.

($ millions, except as otherwise noted)	2025	2024
Earnings before finance costs and income taxes	3,736	1,856
Merger adjustments[1]	186	216
Restructuring costs	68	47
Share-based compensation expense (recovery)	163	37
Impairment of assets	–	530
ARO/ERL related expense for non-operating sites	2	151
Foreign exchange loss, net of related derivatives	9	360
Loss related to financial instruments in Argentina	–	35
Gain on sale of investment in Profertil	(301)	–
Nutrien Financial earnings before finance costs and income taxes	(215)	(170)
Net operating profit	3,648	3,062
Tax (calculated at 25%)	912	766
Net operating profit after tax	2,736	2,296

($ millions, except as otherwise noted)	2025	2024
Average total assets	52,613	52,579
Average cash and cash equivalents	(902)	(718)
Average payables and accrued charges	(8,488)	(8,547)
Average merger adjustments[1]	(9,596)	(9,628)
Average Nutrien Financial receivables	(3,693)	(3,561)
Invested capital	29,934	30,125
Return on invested capital (%)	9	8

1 Depreciation and amortization related to the fair value adjustments as a result of the Merger.

Appendices

Other financial measures

Supplementary financial measures

Supplementary financial measures are financial measures disclosed by the Company that: (a) are, or are intended to be, disclosed on a periodic basis to depict the historical or expected future financial performance, financial position or cash flow of the Company; (b) are not disclosed in the financial statements of the Company; (c) are not non-GAAP financial measures; and (d) are not non-GAAP ratios.

Retail adjusted EBITDA margin: Retail adjusted EBITDA divided by Retail sales for the last four rolling quarters.

Sustaining capital expenditures: Represents capital expenditures that are required to sustain operations at existing levels and include major repairs and maintenance and plant turnarounds.

Investing capital expenditures: Represents capital expenditures related to significant expansions of current operations or to create cost savings (synergies). Investing capital expenditures excludes capital outlays for business acquisitions and equity-accounted investees.

Mine development and pre-stripping capital expenditures: Represents capital expenditures that are required for activities to open new areas underground and/or develop a mine or ore body to allow for future production mining and activities required to prepare and/or access the ore, i.e., removal of an overburden that allows access to the ore.

Cash used for dividends and share repurchases: Calculated as dividends paid to Nutrien's shareholders plus repurchase of common shares as reflected in the consolidated statements of cash flows. This measure is useful as it represents return of cash to shareholders.

Capital management measures

Capital management measures are financial measures disclosed by the Company that: (a) are intended to enable an individual to evaluate the Company's objectives, policies and processes for managing the Company's capital; (b) are not a component of a line item disclosed in the primary financial statements of the Company; (c) are disclosed in the notes of the financial statements of the Company; and (d) are not disclosed in the primary financial statements of the Company.

The following section outlines our capital management measure, its composition and why management uses the measure.

Adjusted net debt to adjusted EBITDA: Calculated as adjusted net debt to adjusted EBITDA. Adjusted EBITDA is a non-GAAP financial measure. This ratio measures financial leverage and our ability to pay our debt.

The most directly comparable measure for adjusted net debt is total short-term and long-term debt and lease liabilities less cash and cash equivalents and is defined as the total of short-term and long-term debt plus lease liabilities less cash and cash equivalents and unamortized fair value adjustments. This measure is useful as it adjusts for the unamortized fair value adjustments that arose at the time of the Merger and is non-cash in nature.

($ millions, except as otherwise noted)	2025	2024
Short-term debt	873	1,534
Current portion of long-term debt	513	1,037
Current portion of lease liabilities	346	356
Long-term debt	9,350	8,881
Lease liabilities	937	999
Total debt	12,019	12,807
Cash and cash equivalents	(701)	(853)
Unamortized fair value adjustments	(258)	(276)
Adjusted net debt	11,060	11,678

OTHER FINANCIAL INFORMATION

Nature of financial information and consolidated financial statements note reference	Description
Off-Balance Sheet Arrangements (Notes 5, 12, 22, 25 and 27)	Principal off-balance sheet activities primarily include: – Agreement to reimburse losses of Canpotex. – Issuance of guarantee contracts. – An agency arrangement with a financial institution in relation to certain customer loans. – Certain non-financial derivatives that were entered into and continued to be held for the purpose of the receipt or delivery of a non-financial item, such as grain or natural gas, in accordance with expected purchase, sale or usage requirements. Other derivatives are included on our balance sheet at fair value. We do not reasonably expect any presently known trend or uncertainty to affect our ability to continue using these arrangements, except as indicated above.
Related Party Transactions (Note 26)	Our main related party is Canpotex, a Canadian potash export, sales and marketing company owned in equal shares by Nutrien and another potash producer.
Financial Instruments and Other Instruments (Note 5)	Our financial instruments are subject to various risks such as credit, liquidity and market risks. As discussed in the "Governance" section, our ELT is responsible for ensuring that our principal risks, including financial risks, are being appropriately identified, assessed and addressed.

Material accounting policies and Critical accounting estimates

Nutrien's material accounting policies are described in Note 28 of the audited Consolidated Financial Statements for the year ended December 31, 2025.

Critical accounting estimates

We prepare our consolidated financial statements in accordance with IFRS, which requires us to make judgments, assumptions and estimates in applying accounting policies. Critical accounting estimates are those which are highly uncertain at the time they are made or where different estimates would be reasonably likely to have a material impact on our financial condition or results of operations. We have discussed the development, selection and application of our key accounting policies, and the critical accounting estimates and assumptions they involve, with the Audit Committee of the Board.

Refer to the notes to the consolidated financial statements for additional information on the following critical accounting estimates including methodology used for calculating our estimates (when applicable), key assumptions used, and factors considered in our estimates and judgments.

Consolidated financial statements note reference	Critical accounting estimate description
Notes 14 and 27	**Long-lived asset impairments and reversals** We review our assets, at each reporting period, for conditions to determine whether there is any indication that an impairment exists that could potentially impact the carrying amount of our long-lived assets to be held and used. When such indicators exist, impairment testing is performed. We review, at each reporting period, for possible reversal of the impairment for non-financial assets, other than goodwill.


Appendices

Consolidated financial statements note reference	Critical accounting estimate description
Notes 14, 15 and 27	**Goodwill impairment analysis** We test our operating segments that have goodwill allocated to them when events or circumstances indicate that there could be an impairment, or at least annually on October 1. Goodwill is more susceptible to impairment risk if business operating results or economic conditions deteriorate and we anticipate not meeting our forecasts. The key assumptions with the greatest influence on the calculation of the recoverable amounts are the discount rates, terminal growth rates and forecasted EBITDA. The key forecast assumptions are based on historical data and our estimates of future results from internal sources considering industry and market information. Key assumptions in our testing models may change, and changes that could reasonably be expected to occur may cause impairment. Such change in assumptions could be driven by global supply and demand, other market factors, changes in regulations, and other future events outside our control. Refer to note 14 of the consolidated financial statements for sensitivity analysis.
Notes 22 and 27	**Asset retirement obligations ("AROs") and accrued environmental costs ("ERLs") – measurement** AROs and ERLs have a high degree of estimation uncertainty for future costs and estimated remediation timelines. The Potash and Phosphate segments have AROs and ERLs associated with their mining operations while the Corporate and Others segment has these liabilities for any non-operational sites. Refer to note 22 of the consolidated financial statements for sensitivity analysis. For the Nitrogen segment, there are no significant AROs recorded as there is no reasonable basis for estimating a date or range of dates for cessation of operations. We considered the historical performance of our facilities as well as our planned maintenance, major upgrades and replacements, which can extend the useful lives beyond the foreseeable future.

Standards, amendments and interpretations effective and applied

The IASB and IFRS Interpretations Committee ("IFRIC") have issued certain standards and amendments or interpretations to existing standards that were effective, and we have applied.

In 2025, we adopted the following standards, amendments and annual improvements with no material impact on our consolidated financial statements:

– Lack of Exchangeability (Amendments to IAS 21)

Standards, amendments and interpretations not yet effective and not applied

The IASB and IFRIC have issued the following standards, amendments or interpretations to existing standards that were not yet effective and not applied as at December 31, 2025.

The following amendments will be adopted in 2026 and are not expected to have a material impact on our consolidated financial statements:

– Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7), effective January 1, 2026.

  Based on our adoption work to date, we expect liabilities settled by cheque to be derecognized when the cheque is cleared and settled with the counterpart's bank, instead of when the cheque is written. This change will affect the timing of derecognition for certain trade and other payables but is not expected to have a material impact on the consolidated financial statements.

The following standard is being reviewed to determine the potential impact on our consolidated financial statements:

– Presentation and Disclosure in Financial Statements (IFRS 18), effective January 1, 2027. In April 2024, the IASB issued IFRS 18, which will replace IAS 1 Presentation of Financial Statements. The new standard will require classification of income and expenses into specified categories of operating, investing and financing. The standard will also require defined subtotals including operating profit, and note disclosures including our management-defined performance measures ("MPMs"). The new standard also provides guidance on aggregation and disaggregation of disclosures.

  We will continue to assess the full impact of IFRS 18 and disclose any significant updates as our implementation progresses.


FIVE-YEAR HIGHLIGHTS

The following information is not part of our MD&A on SEDAR+ and EDGAR and is furnished for those readers who may find value in the use of such information over the long term.

Summary financial information

($ millions, except as otherwise noted)	2025	2024	2023	2022	2021
Operations					
Sales	26,885	25,972	29,056	37,884	27,712
Earnings before finance costs and income taxes	3,736	1,856	2,745	10,809	4,781
Net earnings	2,297	700	1,282	7,687	3,179
Diluted net earnings per share (dollars)	4.66	1.36	2.53	14.18	5.52
Finance costs	687	720	793	563	613
Adjusted EBITDA[1]	6,046	5,355	6,058	12,170	7,126
Cash provided by operating activities	4,007	3,535	5,066	8,110	3,886
Balance sheet					
Total assets	52,301	51,840	52,749	54,586	49,954
Short-term debt and long-term debt (including leases)	12,019	12,807	12,566	11,928	10,846
Total shareholders' equity	25,365	24,442	25,201	25,863	23,699
Common share information					
Weighted average common shares (millions)	487	494	497	540	571
Closing share price on NYSE (dollars)	61.72	44.75	56.33	73.03	75.20
Operating segment information					
Retail net sales	17,620	17,832	19,542	21,350	17,734
Potash net sales	3,593	2,989	3,759	7,899	4,036
Nitrogen net sales[3]	4,187	3,576	4,034	6,988	4,381
Phosphate net sales	1,734	1,657	1,993	2,377	1,829
Retail adjusted EBITDA	1,736	1,696	1,459	2,293	1,939
Potash adjusted EBITDA	2,254	1,848	2,404	5,769	2,736
Nitrogen adjusted EBITDA[3]	2,147	1,880	1,965	3,913	2,298
Phosphate adjusted EBITDA	382	384	470	594	540
Capital allocation					
Sustaining capital expenditures[2,4]	1,364	1,468	1,404	1,449	1,247
Mine development and pre-stripping expenditures[2,4]	245	256	262	234	156
Investing capital expenditures[2,4]	396	430	934	792	510
Business acquisitions (net of cash acquired)	23	21	153	407	88
Dividends paid to Nutrien's shareholders	1,061	1,060	1,032	1,031	1,045
Repurchase of common shares, inclusive of related tax	551	184	1,047	4,520	1,035

1 This is a non-GAAP financial measure. See the "Non-GAAP financial measures" section. Additional information relating to 2023, 2022 and 2021 is contained in the "Appendix A – non-GAAP financial measures" section of Nutrien's MD&A dated February 22, 2024 for the year ended December 31, 2023, "Appendix – Non-IFRS Financial Measures" section of Nutrien's MD&A dated February 16, 2023 for the year ended December 31, 2022 and "Appendix – Non-IFRS Financial Measures" section of Nutrien's MD&A dated February 17, 2022 for the year ended December 31, 2021, which information is incorporated by reference herein. Such MD&A are available on SEDAR+ at sedarplus.ca.
2 Certain immaterial 2023 figures have been reclassified.
3 Comparative figures have been reclassified for our Purchase for Resale business from Nitrogen to the Corporate and Others segment.
4 This is a supplementary financial measure. See the "Other financial measures" section.


Five-year highlights

Summary production and sales volumes information

	2025	2024	2023	2022	2021
Production (thousands)					
Potash production (product tonnes)	13,966	14,205	12,998	13,007	13,790
Nitrogen production (total ammonia tonnes)[1]	5,706	5,608	5,357	5,759	5,996
Phosphate production (P_2O_5 tonnes)	1,360	1,327	1,406	1,351	1,518
Sales of manufactured product tonnes (thousands)					
Retail crop nutrients tonnes sold	11,860	12,262	12,632	11,513	13,383
Potash tonnes sold	14,253	13,886	13,216	12,537	13,625
Nitrogen tonnes sold	10,888	10,694	10,423	10,023	10,725
Phosphate tonnes sold	2,363	2,434	2,551	2,378	2,619

1 All figures are provided on a gross production basis.


FINANCIAL STATEMENTS AND NOTES

Management's responsibility for financial reporting   **69**

Reports of independent registered public accounting firm   **70**

Consolidated statements of earnings   **72**

Consolidated statements of comprehensive income   **72**

Consolidated statements of cash flows   **73**

Consolidated statements of changes in shareholders' equity   **74**

Consolidated balance sheets   **75**

Notes to the consolidated financial statements

General information
1 | Description of business | 76
2 | Basis of presentation | 76

Segment operations and management
3 | Segment information | 77
4 | Capital management | 81
5 | Financial instruments and related risk management | 82

Detailed information on financial performance
6 | Nature of expenses | 86
7 | Share-based compensation | 86
8 | Other expenses (income) | 87
9 | Finance costs | 88
10 | Income taxes | 88
11 | Net earnings per share | 90

Detailed information on financial position
12 | Receivables | 90
13 | Inventories | 91
14 | Property, plant and equipment | 92
15 | Goodwill and intangible assets | 94
16 | Investments | 96
17 | Other assets | 96
18 | Trade, other payables and accrued liabilities | 97
19 | Debt | 97
20 | Lease liabilities | 99
21 | Pension and other post-retirement benefits | 99
22 | Asset retirement obligations and accrued environmental costs | 102
23 | Share capital | 103

Other disclosures
24 | Commitments | 103
25 | Guarantees | 104
26 | Related party transactions | 104
27 | Contingencies and other matters | 105
28 | Accounting policies, estimates and judgments | 106

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

Management's report on the consolidated financial statements

The accompanying consolidated financial statements and related financial information are the responsibility of the management of Nutrien Ltd. (the "Company"). They have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board and include amounts based on estimates and judgments. Financial information included elsewhere in this report is consistent with the consolidated financial statements.

The consolidated financial statements are approved by the Board of Directors on the recommendation of the Audit Committee. The Audit Committee, appointed by the Board of Directors, is composed entirely of independent directors. The Audit Committee discusses and analyzes the Company's condensed consolidated financial statements and management's discussion and analysis ("MD&A") with management before such information is approved by the committee and submitted to securities commissions or other regulatory authorities. The Audit Committee and management also analyze the annual consolidated financial statements and MD&A prior to their approval by the Board of Directors.

The Board of Directors, through its Audit Committee, oversees management's responsibilities for financial reporting and internal controls. The Audit Committee's duties also include reviewing critical accounting policies and significant estimates and judgments underlying the consolidated financial statements as presented by management and approving the fees of our independent registered public accounting firm.

Our independent registered public accounting firm, KPMG LLP, performs an audit of the consolidated financial statements, the results of which are reflected in their Report of Independent Registered Public Accounting Firm for 2025. KPMG LLP has full and independent access to the Audit Committee to discuss their audit and related matters.

Management's annual report on internal control over financial reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting ("ICFR"), as defined in Rules 13a-15(f) and 15d-15(f) of the Securities Exchange Act of 1934, as amended, and National Instrument 52-109 – Certification of Disclosure in Issuers' Annual and Interim Filings. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with IFRS.

Under our supervision and with the participation of management, the Company conducted an evaluation of the design and effectiveness of our internal control over financial reporting as at the end of the fiscal year covered by this report, based on the framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework (2013). Based on this evaluation, management concluded that, as at December 31, 2025, the Company maintained effective internal control over financial reporting. There has been no change in our ICFR during the three and twelve months ended December 31, 2025, that has materially affected, or is reasonably likely to materially affect, our ICFR.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2025 has been audited by KPMG LLP, as reflected in their Report of Independent Registered Public Accounting Firm for 2025.

Ken Seitz
President and Chief Executive Officer
February 19, 2026

Mark Thompson
Executive Vice President and Chief Financial Officer
February 19, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Nutrien Ltd.

Opinion on Internal Control Over Financial Reporting

We have audited Nutrien Ltd.'s (the Company) internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2025 and 2024, the related consolidated statements of earnings, comprehensive income, changes in shareholders' equity, and cash flows for each of the years then ended, and the related notes (collectively, the consolidated financial statements), and our report dated February 19, 2026 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

KPMG LLP

Chartered Professional Accountants

Calgary, Canada
February 19, 2026


REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Nutrien Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Nutrien Ltd. (the Company) as of December 31, 2025 and 2024, the related consolidated statements of earnings, comprehensive income, changes in shareholders' equity, and cash flows for each of the years then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the financial performance and its cash flows for each of the years then ended, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 19, 2026 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Goodwill Impairment Assessment of the Retail North America Group of Cash-Generating Units

As discussed in Note 15 to the consolidated financial statements, the carrying amount of goodwill as of December 31, 2025 was $12,136 million, of which $7,006 million of goodwill is attributed to the Retail North America group of cash-generating units ("Retail North America CGU"). The Retail North America CGU is tested for impairment annually, and whenever events or changes in circumstances may indicate the carrying amount, including goodwill, exceeds its estimated recoverable amount. The calculation of the recoverable amount of the Retail North America CGU involved estimates including the forecasted net earnings before finance costs, income taxes and depreciation and amortization ("EBITDA"), terminal growth rate and discount rate.

We identified the calculation of the recoverable amount of goodwill for the Retail North America CGU as of October 1, 2025 as a critical audit matter. A high degree of auditor judgment was required to evaluate the Company's forecasted EBITDA, terminal growth rate and discount rate used to calculate the recoverable amount of the Retail North America CGU. Minor changes to these assumptions could have had a significant effect on the Company's calculation of the recoverable amount of the Retail North America CGU. Additionally, the audit effort associated with this estimate required specialized skills and knowledge.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the calculation of the recoverable amount of goodwill for the Retail North America CGU. This included controls related to the determination of the forecasted EBITDA, terminal growth rate and discount rate. We evaluated the Company's forecasted EBITDA for the Retail North America CGU by comparing it to historical results taking into account changes in conditions and events affecting the Company. We evaluated the terminal growth rate by comparing it to the historical growth of the Retail North America CGU and to market information, including forecasted inflation and forecasted gross domestic product in the United States. We assessed the Company's ability to accurately forecast EBITDA by comparing historical forecasts of EBITDA to actual results. In addition, we involved valuation professionals with specialized skills and knowledge, who assisted in:

– evaluating the Company's determination of the discount rate by comparing the inputs to the discount rate to publicly available market data and assessing the resulting discount rate, and
– evaluating the Company's estimate of the recoverable amount of the Retail North America CGU by comparing the results of the Company's estimate to publicly available market data and valuation metrics for comparable entities.

KPMG LLP

Chartered Professional Accountants

We have served as the Company's auditor since 2018.

Calgary, Canada
February 19, 2026

Financial statements

CONSOLIDATED STATEMENTS OF EARNINGS

For the years ended December 31	Note	2025	2024
Sales	3, 26	26,885	25,972
Freight, transportation and distribution	6	936	956
Cost of goods sold	6, 13	17,602	17,486
Gross margin		8,347	7,530
Selling expenses	6	3,320	3,435
General and administrative expenses	6	600	644
Provincial mining taxes	6	372	255
Share-based compensation expense	7	163	37
Impairment of assets	14, 15	–	530
Foreign exchange loss, net of related derivatives	5	9	360
Gain on sale of investment in Profertil	16	(301)	–
Other expenses	8	448	413
Earnings before finance costs and income taxes		3,736	1,856
Finance costs	9	687	720
Earnings before income taxes		3,049	1,136
Income tax expense	10	752	436
Net earnings		2,297	700
Attributable to			
Equity holders of Nutrien		2,267	674
Non-controlling interest		30	26
Net earnings		2,297	700
Net earnings per share attributable to equity holders of Nutrien ("EPS")	11		
Basic		4.66	1.36
Diluted		4.66	1.36
Weighted average shares outstanding for basic EPS	11	486,335,000	494,198,000
Weighted average shares outstanding for diluted EPS	11	486,518,000	494,365,000

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the years ended December 31 (net of related income taxes)	Note	2025	2024
Net earnings		2,297	700
Other comprehensive income (loss)			
Items that will not be reclassified to net earnings:			
Net actuarial gain on defined benefit plans	21	6	17
Net fair value (loss) gain on investments	16	(18)	55
Items that have been or may be subsequently reclassified to net earnings:			
Gain (loss) on currency translation of foreign operations		212	(254)
Other		24	(52)
Other comprehensive income (loss)		224	(234)
Comprehensive income		2,521	466
Attributable to			
Equity holders of Nutrien		2,490	443
Non-controlling interest		31	23
Comprehensive income		2,521	466

(See Notes to the consolidated financial statements)

In millions of dollars, except as otherwise noted



Financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31	Note	2025	2024
Operating activities			
Net earnings		2,297	700
Adjustments for:			
Depreciation and amortization		2,369	2,339
Share-based compensation expense	7	163	37
Impairment of assets	14, 15	–	530
Gain on sale of investment in Profertil	16	(301)	–
Provision for deferred income tax		250	31
Net distributed (undistributed) earnings of equity-accounted investees		65	(8)
Loss related to financial instruments in Argentina	8	–	35
Long-term income tax receivables and payables	17	(65)	47
Other long-term assets, liabilities and miscellaneous		12	311
Cash from operations before working capital changes		4,790	4,022
Changes in non-cash operating working capital:			
Receivables		(128)	(224)
Inventories and prepaid expenses and other current assets		(557)	60
Trade, other payables and accrued liabilities		(98)	(323)
Cash provided by operating activities		4,007	3,535
Investing activities			
Capital expenditures[1]	14, 15	(2,005)	(2,154)
Business acquisitions, net of cash acquired		(23)	(21)
(Purchase of) proceeds from investments, held within three months, net		(33)	44
Purchase of investments		(94)	(112)
Proceeds from sale of investments		838	138
Net changes in non-cash working capital		6	27
Other		(61)	(55)
Cash used in investing activities		(1,372)	(2,133)
Financing activities			
Repayment of debt, maturing within three months, net	19	(696)	(142)
Proceeds from debt	19	998	1,022
Repayment of debt	19	(1,089)	(659)
Repayment of principal portion of lease liabilities	19, 20	(419)	(402)
Dividends paid to Nutrien's shareholders	23	(1,061)	(1,060)
Repurchase of common shares	23	(551)	(184)
Issuance of common shares	23	38	18
Other		(37)	(46)
Cash used in financing activities		(2,817)	(1,453)
Effect of exchange rate changes on cash and cash equivalents		30	(37)
Decrease in cash and cash equivalents		(152)	(88)
Cash and cash equivalents – beginning of year		853	941
Cash and cash equivalents – end of year		701	853
Cash and cash equivalents is composed of:			
Cash		566	741
Short-term investments		135	112
		701	853
Supplemental cash flows information			
Interest paid		738	740
Income taxes paid		335	321
Total cash outflow for leases		567	558

1 Includes additions to property, plant and equipment, and intangible assets of $1,882 million and $123 million (2024 – $2,025 million and $129 million), respectively.

(See Notes to the consolidated financial statements)

In millions of dollars, except as otherwise noted



Financial statements

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(Inclusive of related tax)	Number of common shares	Share capital	Contributed surplus	Accumulated other comprehensive (loss) income ("AOCI"): (Loss) gain on currency translation of foreign operations	AOCI: Other	AOCI: Total AOCI	Retained earnings	Equity holders of Nutrien	Non-controlling interest	Total equity
Balance – December 31, 2023	494,551,730	13,838	83	(286)	(10)	(296)	11,531	25,156	45	25,201
Net earnings	–	–	–	–	–	–	674	674	26	700
Other comprehensive (loss) income	–	–	–	(251)	20	(231)	–	(231)	(3)	(234)
Shares repurchased for cancellation (Note 23)	(3,944,903)	(110)	(20)	–	–	–	(60)	(190)	–	(190)
Dividends declared[1] (Note 23)	–	–	–	–	–	–	(1,063)	(1,063)	–	(1,063)
Non-controlling interest transactions	–	–	–	–	–	–	–	–	(33)	(33)
Effect of share-based compensation including issuance of common shares (Note 7)	418,619	20	5	–	–	–	–	25	–	25
Transfer of net gain on sale of investment	–	–	–	–	–	–	7	7	–	7
Transfer of net loss on cash flow hedges	–	–	–	–	29	29	–	29	–	29
Transfer of net actuarial gain on defined benefit plans	–	–	–	–	(17)	(17)	17	–	–	–
Balance – December 31, 2024	491,025,446	13,748	68	(537)	22	(515)	11,106	24,407	35	24,442
Net earnings	–	–	–	–	–	–	2,267	2,267	30	2,297
Other comprehensive income	–	–	–	211	12	223	–	223	1	224
Shares repurchased for cancellation (Note 23)	(9,829,408)	(275)	(10)	–	–	–	(275)	(560)	–	(560)
Dividends declared[1] (Note 23)	–	–	–	–	–	–	(1,059)	(1,059)	–	(1,059)
Non-controlling interest transactions	–	–	–	–	–	–	1	1	(24)	(23)
Effect of share-based compensation including issuance of common shares (Note 7)	766,195	46	(1)	–	–	–	–	45	–	45
Transfer of net gain on sale of investment	–	–	–	–	(27)	(27)	27	–	–	–
Transfer of net gain on cash flow hedges	–	–	–	–	(1)	(1)	–	(1)	–	(1)
Transfer of net actuarial gain on defined benefit plans	–	–	–	–	(6)	(6)	6	–	–	–
Other	–	–	–	(3)	–	(3)	3	–	–	–
Balance – December 31, 2025	481,962,233	13,519	57	(329)	–	(329)	12,076	25,323	42	25,365

1 During the year, we declared dividends of $2.18 per share (2024 – $2.16 per share).

(See Notes to the consolidated financial statements)

In millions of dollars, except as otherwise noted



Financial statements

CONSOLIDATED BALANCE SHEETS

As at December 31	Note	2025	2024
Assets			
Current assets			
Cash and cash equivalents		701	853
Receivables	5, 12, 19, 26	5,675	5,390
Inventories	13	6,977	6,148
Prepaid expenses and other current assets		1,396	1,401
		14,749	13,792
Non-current assets			
Property, plant and equipment	14	22,747	22,604
Goodwill	15	12,136	12,043
Intangible assets	15	1,667	1,819
Investments	16	144	698
Other assets	17	858	884
Total assets		52,301	51,840
Liabilities			
Current liabilities			
Short-term debt	19	873	1,534
Current portion of long-term debt	19	513	1,037
Current portion of lease liabilities	20	346	356
Trade, other payables and accrued liabilities	18, 26	9,309	9,118
		11,041	12,045
Non-current liabilities			
Long-term debt	19	9,350	8,881
Lease liabilities	20	937	999
Deferred income tax liabilities	10	3,666	3,539
Pension and other post-retirement benefit liabilities	21	221	227
Asset retirement obligations and accrued environmental costs	22	1,468	1,543
Other non-current liabilities		253	164
Total liabilities		26,936	27,398
Shareholders' equity			
Share capital	23	13,519	13,748
Contributed surplus		57	68
Accumulated other comprehensive loss		(329)	(515)
Retained earnings		12,076	11,106
Equity holders of Nutrien		25,323	24,407
Non-controlling interest		42	35
Total shareholders' equity		25,365	24,442
Total liabilities and shareholders' equity		52,301	51,840

(See Notes to the consolidated financial statements)

Approved by the Board of Directors,

Director

Director

In millions of dollars, except as otherwise noted


Notes

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

General information

Note 1 | Description of business

Nutrien Ltd. (collectively with its subsidiaries, "Nutrien", "we", "us", "our" or "the Company") is a leading global provider of crop inputs and services. We operate a world-class network of production, distribution and ag retail facilities that positions us to efficiently serve the needs of farmers.

The Company is a corporation organized under the laws of Canada with its registered head office located at Suite 1700, 211 19th Street East, Saskatoon, Saskatchewan, Canada, S7K 5R6.

Our business operations are further categorized into upstream, midstream and downstream through our involvement across the agriculture value chain.

Upstream	This is comprised of our low-cost production assets including mining and manufacturing of essential crop nutrients needed for fertilizer production, such as potash, nitrogen and phosphate.
Potash	– 6 operations in the province of Saskatchewan – investment in Canpotex Limited ("Canpotex"), a Canadian potash export, sales and marketing company owned in equal shares by Nutrien and another potash producer
Nitrogen	– 11 production and upgrade facilities in North America – 1 facility in Trinidad[1]
Phosphate	– 2 mines and processing plants: 1 in Florida and 1 in North Carolina – phosphate feed plants in Illinois, Missouri and Nebraska – 1 industrial phosphoric acid plant in Ohio
Midstream	This includes our global logistics and distribution network that facilitates our ability to efficiently and reliably sell and transport products from our facilities to our customers and downstream retail locations.
Downstream	We operate one of the largest global agriculture retail networks, allowing us to deliver crop inputs and services directly to farmers.

1 Our Trinidad Nitrogen operations remain in a controlled shutdown as we continue to assess options to enhance its long-term financial performance.

Our Corporate function provides support and governance to the above business activities, as well as our non-core businesses.

Note 2 | Basis of presentation

We prepared these consolidated financial statements in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). We have consistently applied the same accounting policies throughout all periods presented, as if these policies had always been in effect, with the exception of the accounting standards adopted effective January 1, 2025, as disclosed in Note 28. These consolidated financial statements are presented in millions of US dollars, unless otherwise indicated, which is the functional currency of Nutrien and the majority of its subsidiaries.

Certain immaterial 2024 figures have been reclassified in Note 3 Segment information.

These consolidated financial statements were authorized for issue by the Board of Directors on February 19, 2026.

Sensitivity analyses included throughout the notes should be used with caution as the changes are hypothetical and not reflective of future performance. The sensitivities have been calculated independently of changes in other key variables. We prepared these consolidated financial statements under the historical cost basis, except for items that IFRS requires to be measured at fair value. Reference to n/a indicates information is not applicable.



Notes

Segment operations and management

Note 3 | Segment information

We have four reportable operating segments: Retail, Potash, Nitrogen and Phosphate. Our downstream Retail segment distributes crop nutrients, crop protection products, seed and merchandise, and provides agronomic application services and solutions, including the services offered through Nutrien Financial. Retail also manufactures and distributes proprietary products and provides services directly to farmers through a network of retail locations in North America, South America and Australia. Our upstream Potash, Nitrogen and Phosphate segments are differentiated by the chemical nutrient contained in the products that each segment produces and are supported by midstream activities, which include the global sales, freight, transportation and distribution of our products, which are reported within these segments, respectively. Sales reported under our Corporate and Others segment relate to our non-core businesses.

Our Executive Leadership Team ("ELT"), which is comprised of officers at the Executive Vice President level and above, is the Chief Operating Decision Maker ("CODM"). Our CODM uses adjusted EBITDA, calculated as below, to measure performance and allocate resources to the operating segments. Our CODM considers adjusted EBITDA to be a meaningful measure because it is not impacted by long-term investment and financing decisions, but rather focuses on the performance of our day-to-day operations. In addition, it excludes the impact of impairments and other costs that are centrally managed by our corporate function.

In 2025, the CODM reassessed our product groupings and determined that the performance of our Purchase for Resale business should be evaluated as part of the Corporate and Others segment. It had previously been recorded in our Nitrogen segment. The Purchase for Resale business focuses primarily on sales to international customers. Purchased product that remains in upstream is primarily purchases of inventory to satisfy sales contracts that we cannot fulfill with our manufactured products. The CODM concluded this change was appropriate based on the nature and strategic alignment of purchase for resale activities. Comparative amounts for the Corporate and Others and Nitrogen segments were reclassified. As a result of the reclassification, the Corporate and Others segment reflected the following increases and the Nitrogen segment reflected the corresponding decreases for the year ended December 31, 2024.

	2024
Sales	173
Gross Margin	8
EBITDA	4

We determine the composition of the reportable segments based on factors including risks and returns, internal organization and internal reports reviewed by the CODM. We allocate certain expenses across segments based on reasonable considerations such as production capabilities or historical trends.



Notes

	Downstream	Upstream and midstream					
2025	Retail	Potash	Nitrogen	Phosphate	Corporate and Others	Eliminations	Consolidated
Sales – third party	17,601	3,571	3,807	1,660	246	–	26,885
– intersegment	19	424	932	298	–	(1,673)	–
Sales – total	17,620	3,995	4,739	1,958	246	(1,673)	26,885
Freight, transportation and distribution[3]	–	402	552	224	(1)	(241)	936
Net sales	17,620	3,593	4,187	1,734	247	(1,432)	25,949
Cost of goods sold	13,017	1,581	2,580	1,590	220	(1,386)	17,602
Gross margin	4,603	2,012	1,607	144	27	(46)	8,347
Selling expenses (recovery)	3,306	10	26	6	(1)	(27)	3,320
General and administrative expenses	172	10	18	8	392	–	600
Provincial mining taxes	–	372	–	–	–	–	372
Share-based compensation expense	–	–	–	–	163	–	163
Foreign exchange loss, net of related derivatives	–	–	–	–	9	–	9
Gain on sale of investment in Profertil	–	–	–	–	(301)	–	(301)
Other expenses (income)	123	26	32	33	207	27	448
Earnings (loss) before finance costs and income taxes	1,002	1,594	1,531	97	(442)	(46)	3,736
Depreciation and amortization	734	660	616	285	74	–	2,369
EBITDA[1]	1,736	2,254	2,147	382	(368)	(46)	6,105
Restructuring costs	–	–	–	–	68	–	68
Share-based compensation expense	–	–	–	–	163	–	163
ARO/ERL related expenses for non-operating sites[2]	–	–	–	–	2	–	2
Foreign exchange loss, net of related derivatives	–	–	–	–	9	–	9
Gain on sale of investment in Profertil	–	–	–	–	(301)	–	(301)
Adjusted EBITDA	1,736	2,254	2,147	382	(427)	(46)	6,046

1 EBITDA is calculated as net earnings (loss) before finance costs, income taxes, and depreciation and amortization.
2 ARO/ERL refers to asset retirement obligations and accrued environmental costs. Refer to Note 22.
3 Potash freight, transportation and distribution costs only apply to our North American potash sales volumes.

78 Nutrien Annual Report 2025 In millions of dollars, except as otherwise noted



Notes

2024	Downstream Retail	Upstream and midstream Potash	Nitrogen [1]	Phosphate	Corporate and Others [1]	Eliminations	Consolidated
Sales – third party	17,832	3,008	3,327	1,610	195	–	25,972
– intersegment	–	370	807	278	–	(1,455)	–
Sales – total	17,832	3,378	4,134	1,888	195	(1,455)	25,972
Freight, transportation and distribution[2]	–	389	558	231	4	(226)	956
Net sales	17,832	2,989	3,576	1,657	191	(1,229)	25,016
Cost of goods sold	13,211	1,448	2,374	1,510	170	(1,227)	17,486
Gross margin	4,621	1,541	1,202	147	21	(2)	7,530
Selling expenses (recovery)	3,418	10	24	6	2	(25)	3,435
General and administrative expenses	191	12	22	14	405	–	644
Provincial mining taxes	–	255	–	–	–	–	255
Share-based compensation expense	–	–	–	–	37	–	37
Impairment of assets (Notes 14 and 15)	335	–	195	–	–	–	530
Foreign exchange loss, net of related derivatives	–	–	–	–	360	–	360
Other expenses (income)	87	25	(135)	33	379	24	413
Earnings (loss) before finance costs and income taxes	590	1,239	1,096	94	(1,162)	(1)	1,856
Depreciation and amortization	771	609	589	290	80	–	2,339
EBITDA	1,361	1,848	1,685	384	(1,082)	(1)	4,195
Restructuring costs	–	–	–	–	47	–	47
Share-based compensation expense	–	–	–	–	37	–	37
Impairment of assets (Notes 14 and 15)	335	–	195	–	–	–	530
Loss related to financial instruments in Argentina	–	–	–	–	35	–	35
ARO/ERL related expenses for non-operating sites	–	–	–	–	151	–	151
Foreign exchange loss, net of related derivatives	–	–	–	–	360	–	360
Adjusted EBITDA	1,696	1,848	1,880	384	(452)	(1)	5,355

1 Comparative figures have been reclassified for our Purchase for Resale business from Nitrogen to the Corporate and Others segment.
2 Potash freight, transportation and distribution costs only apply to our North American potash sales volumes.

Retail segment product line	Sales
Crop nutrients	Dry and liquid macronutrient and micronutrient products including potash, nitrogen and phosphate, specialty fertilizers and proprietary liquid micronutrient products.
Crop protection products	Various third-party supplier and proprietary products designed to maintain crop quality and manage plant diseases, weeds and other pests.
Seed	Various third-party supplier seed brands and proprietary seed product lines.
Services and other revenues	Product application, soil and leaf testing, crop scouting and precision agriculture services, water services and brokerage agency services.
Merchandise	Fencing, feed supplements, livestock-related animal health products, storage and irrigation equipment, and other products.
Nutrien Financial	Financing solutions provided to US and Australia Retail branches and customers in support of Nutrien’s agricultural product and service sales.

In millions of dollars, except as otherwise noted Nutrien Annual Report 2025 79



Notes

Segment	Products	Sales prices impacted by
Potash	– North America – primarily granular – Offshore (international) – primarily granular and standard	– North American prices referenced at delivered prices (including transportation and distribution costs) – International prices pursuant to term and spot contract prices (excluding transportation and distribution costs)
Nitrogen	– Ammonia, urea and Environmentally Smart Nitrogen® ("ESN®"), and nitrogen solutions, nitrates and sulfates	– Global cost and supply of natural gas
Phosphate	– Solid and liquid fertilizers, and industrial and feed products	– Global prices and supplies of ammonia and sulfur

	2025	2024
Retail sales by product line		
Crop nutrients	7,285	7,211
Crop protection products	6,105	6,313
Seed	2,128	2,235
Services and other	944	918
Merchandise	875	897
Nutrien Financial	376	361
Nutrien Financial elimination[1]	(93)	(103)
	17,620	17,832
Potash sales by geography		
Manufactured product		
North America	1,727	1,719
Offshore[2]	2,264	1,658
Other potash and purchased products	4	1
	3,995	3,378
Nitrogen sales by product line		
Manufactured product		
Ammonia	1,218	1,232
Urea and ESN®	1,648	1,480
Solutions, nitrates and sulfates	1,641	1,300
Other nitrogen and purchased products[3]	232	122
	4,739	4,134
Phosphate sales by product line		
Manufactured product		
Fertilizer	1,275	1,237
Industrial and feed	661	627
Other phosphate and purchased products	22	24
	1,958	1,888

1 Represents elimination of the interest and service fees charged by Nutrien Financial to Retail branches.
2 Relates to Canpotex, a major customer, and includes other revenue representing provisional pricing adjustments of $48 million (2024 – $4 million) (Note 26).
3 Comparative figures have been reclassified for our Purchase for Resale business from Nitrogen to the Corporate and Others segment.

	Sales – third party by customer location		Non-current assets at December 31[1]	
	2025	2024	2025	2024
United States	16,326	15,899	15,695	15,773
Canada	2,890	2,872	19,490	19,281
Australia	3,302	3,305	997	948
Canpotex (Note 26)	2,267	1,658	–	–
Trinidad	61	69	735	730
Brazil	696	855	112	138
Other South America	645[2]	733[2]	63	63
Other	698[3]	581[3]	29	353
	26,885	25,972	37,121	37,286

1 Excludes financial instruments (other than equity-accounted investees), deferred tax assets and post-employment benefit assets.
2 Other South America third-party sales includes sales to Argentina of $301 million (2024 – $368 million).
3 Other third-party sales primarily relate to Europe of $386 million (2024 – $317 million) and Others of $312 million (2024 – $264 million).

In millions of dollars, except as otherwise noted



Notes

Canpotex sales by market (%)	2025	2024
Latin America	39	40
Other Asian markets[1]	29	28
China	11	13
India	6	7
Other markets	15	12

1 All Asian markets except China and India.

Note 4 | Capital management

Our capital allocation policy prioritizes safe and reliable operations, a strong and flexible balance sheet, return of capital to shareholders through a combination of stable and growing dividends and share repurchases, and a strategy to allocate remaining cash flow to high-value growth opportunities. We monitor our capital structure and based on changes in economic conditions, may adjust allocation of capital accordingly.

We have access to the capital markets through our base shelf prospectus discussed further below. We use a combination of short-term and long-term debt to finance our operations. We typically pay floating rates of interest on short-term debt and credit facilities, and fixed rates on senior notes and debentures.

We include adjusted total debt and shareholders' equity as components of our capital structure. We monitor the following measures to evaluate our ability to service debt, make strategic investments and ensure we are in compliance with our debt covenants:

	2025	2024
Adjusted net debt to adjusted EBITDA	1.8	2.2
Adjusted EBITDA to adjusted finance costs	8.6	7.2
Debt to capital (calculated as adjusted total debt to adjusted capital) (Limit: 0.65 : 1.00)	0.32 : 1.00	0.35 : 1.00

Adjusted EBITDA is calculated in Note 3, while the calculations of the remaining components in the above ratios are set out in the following tables:

As at December 31	2025	2024
Short-term debt	873	1,534
Current portion of long-term debt	513	1,037
Current portion of lease liabilities	346	356
Long-term debt	9,350	8,881
Lease liabilities	937	999
Total debt	12,019	12,807
Letters of credit – financial	75	101
Adjusted total debt	12,094	12,908

As at December 31	2025	2024
Total debt	12,019	12,807
Cash and cash equivalents	(701)	(853)
Net unamortized fair value adjustments	(258)	(276)
Adjusted net debt	11,060	11,678

As at December 31	2025	2024
Total shareholders' equity	25,365	24,442
Adjusted total debt	12,094	12,908
Adjusted capital	37,459	37,350

In millions of dollars, except as otherwise noted



Notes

	2025	2024
Finance costs (Note 9)	687	720
Unwinding of discount on asset retirement obligations (Note 22)	(50)	(49)
Borrowing costs capitalized to property, plant and equipment	71	82
Interest on net defined benefit pension and other post-retirement plan obligations	(4)	(5)
Adjusted finance costs	704	748

In 2024, we filed a base shelf prospectus in Canada and the US qualifying the issuance of common shares, debt securities and other securities during a period of 25 months from March 22, 2024. In 2025 and 2024, we issued senior notes of $1.0 billion and $1.0 billion, respectively, pursuant to the base shelf prospectus and the applicable prospectus supplement. Refer to Note 19 for details.

Note 5 | Financial instruments and related risk management

Our ELT, along with the Board of Directors (including Board committees), is responsible for monitoring our risk exposures and managing our policies to address these risks. Our strategic and risk management processes are integrated to ensure we understand the benefit from the relationship between strategy, risk and value creation. Outlined below are our risk management strategies we have developed to mitigate the financial market risks that we are exposed to.

Credit risk	Risk management strategies

Receivables from customers	– establish credit approval policies and procedures for new and existing customers
	– extend credit to qualified customers through:
	  – review of credit agency reports, financial statements and/or credit references, as available
	  – review of existing customer accounts every 12 to 24 months based on the credit limit amounts
	  – evaluation of customer and country risk for international customers
	– establish credit period:
	  – 15 and 30 days for wholesale fertilizer customers
	  – 30 days for industrial and feed customers
	  – 30 to 360 days for Retail customers, including Nutrien Financial
	  – up to 180 days for select export sales customers, including Canpotex
	– transact on a cash basis with certain customers who may not meet specified benchmark creditworthiness or cannot provide other evidence of ability to pay
	– execute agency arrangements with financial institutions or other partners with which we have only a limited recourse involvement
	– sell receivables to financial institutions which substantially transfer the risks and rewards
	– set eligibility requirements to limit the risk of the receivables
	– may require security over certain crop or livestock inventories
	– set up provision using the lifetime expected credit loss method considering all possible default events over the expected life of a financial instrument. Receivables are grouped based on days past due and/or customer credit risk profile. Estimated losses on receivables are based on known troubled accounts and historical experience of losses incurred. Receivables are considered to be in default and written off against the allowance when it is probable that all remaining contractual payments due will not be collected in accordance with the terms of the agreement.

Cash and cash equivalents and other receivables	– require acceptable minimum counterparty credit ratings – limit counterparty or credit exposure – select counterparties with investment-grade quality

Aging of receivables (%) as at December 31:

	2025			2024		
	Retail (Nutrien Financial)	Retail (excluding Nutrien Financial)	Potash, Nitrogen and Phosphate	Retail (Nutrien Financial)	Retail (excluding Nutrien Financial)	Potash, Nitrogen and Phosphate
Current	78	67	97	76	70	94
30 days or less past due	11	9	3	13	9	6
31 – 90 days past due	4	2	–	4	3	–
Greater than 90 days past due	7	22	–	7	18	–
	100	100	100	100	100	100

In millions of dollars, except as otherwise noted



Notes

Maximum exposure to credit risk as at December 31:

	2025	2024
Cash and cash equivalents	701	853
Receivables (excluding income tax receivable) (Note 12)	5,540	5,145
	6,241	5,998

Liquidity risk	Risk management strategies
Access to cash	– establish an external borrowing policy to maintain sufficient liquid financial resources to fund our operations and meet our commitments and obligations in a cost-effective manner – maintain an optimal capital structure – maintain investment-grade credit ratings that provide ease of access to the debt capital and commercial paper markets – maintain sufficient short-term credit availability – uphold long-term relationships with a sufficient number of high-quality and diverse lenders – enter into financial arrangements (e.g., Blue Chip Swaps) to remit cash from certain foreign jurisdictions Refer to Note 19 for our available credit facilities.

The following maturity analysis of our financial liabilities and gross settled derivative contracts (for which the cash flows are settled simultaneously) is based on the expected undiscounted contractual cash flows from the date of the consolidated balance sheets to the contractual maturity date.

2025	Carrying amount of liability as at December 31	Contractual cash flows	Within 1 year	1 to 3 years	3 to 5 years	Over 5 years
Short-term debt	873	873	873	–	–	–
Trade, other payables and accrued liabilities[1]	8,763	8,763	8,763	–	–	–
Long-term debt, including current portion[2, 3]	9,966	15,477	995	2,503	1,949	10,030
Lease liabilities, including current portion[2, 3]	1,290	1,497	395	469	239	394
Derivatives	8	8	8	–	–	–
	20,900	26,618	11,034	2,972	2,188	10,424

1 Excludes non-financial liabilities and financial liabilities included elsewhere in the table, including derivatives and accrued interest related to long-term debt and lease liabilities. Includes payables of approximately $2.9 billion related to our supplier financing arrangement. These payables were paid in January 2026.
2 Carrying amount of long-term debt and lease liabilities includes accrued interest from trade, other payables and accrued liabilities.
3 Contractual cash flows include contractual interest payments related to debt obligations and lease liabilities. Interest rates on debt with variable rates are based on the prevailing rates as at December 31, 2025.

Supplier financing arrangements

We enter into contractual arrangements whereby we advance payment to suppliers under inventory prepayment programs to secure product discounts on future inventory purchases. Under these arrangements, we may use financial institutions to remit payment directly to the supplier in accordance with the contractual payment terms. We classify the obligations under these arrangements within trade, other payables and accrued liabilities as the settlement with the financial institution occurs within the normal payment terms with the supplier.

Carrying amounts of liabilities under supplier financing arrangements, presented within trade, other payables and accrued liabilities, were $2,888 at December 31, 2025 (2024 – $2,710), of which amounts remitted to suppliers were $2,888 (2024 – $2,710).

The amounts payable to the financial institution are due within 50 days from the date of payment to the supplier. Our normal payment terms for trade and other payables that are not part of supplier financing arrangements are 60 days from invoice date. The associated payments of amounts classified within trade, other payables and accrued liabilities are included in cash provided by operating activities within the Consolidated statements of cash flows.

In millions of dollars, except as otherwise noted



Notes

Market risks	Account	Risk management strategies	
Interest rate	Short-term and long-term debt	– use a portfolio of fixed and floating rate instruments – align current and long-term assets with demand and fixed-term debt – monitor the effects of market changes in interest rates – use interest rate swaps, if desired	We did not believe we have material exposure to interest, price or foreign exchange risk on our financial instruments as at December 31, 2025 and 2024.
Price	Natural gas derivative instruments	– diversify our forecast gas volume requirements, including a portion of annual requirements purchased at spot market prices, a portion at fixed prices (up to 10 years) and a portion indexed to the market price of ammonia – acquire a reliable supply of natural gas feedstock and fuel on a location-adjusted, cost-competitive basis and hold firm pipeline transportation to our operating sites	
Price	Investment at fair value	– ensure the security of principal amounts invested – provide for an adequate degree of liquidity – achieve a satisfactory return	
Foreign exchange	Financial instruments in a foreign currency	– execute foreign currency derivative contracts within certain prescribed limits for both actual and forecasted expenditures to manage the impact to cash flows and earnings, including those related to our equity-accounted investees, that could occur from a reasonably possible strengthening or weakening of the US dollar	

Foreign currency derivatives

	2025	2024
Foreign exchange (gain) loss	(2)	14
Hyperinflationary loss[1]	–	97
Loss on foreign currency derivatives at fair value through profit or loss	11	249
Foreign exchange loss, net of related derivatives	9	360

1 In 2025 the functional currency of our Argentina operations changed from the Argentine peso to the US dollar and was applied prospectively from the date of change, eliminating the need for hyperinflationary adjustments.

In 2024, we entered into various foreign currency derivative contracts. The losses on our foreign currency derivatives were primarily related to Brazil, which matured in July 2024. As of December 31, 2024, outstanding derivative contracts were related to our ongoing risk management strategy.

The fair value of our net foreign exchange currency derivative assets (liabilities) as at December 31, 2025 was $11 million (December 31, 2024 – $(13) million). The following table presents the significant foreign currency derivatives that existed as at December 31:

	As at December 31, 2025			As at December 31, 2024		
	Notional	Maturities (year)	Average contract rate (1:1)	Notional	Maturities (year)	Average contract rate (1:1)
Derivatives not designated as hedges						
Forwards (Sell/buy)						
USD/Canadian dollars ("CAD")	505	2026	1.3700	604	2025	1.4382
Brazilian real ("BRL")/USD	60	2026	5.6100	233	2025	5.5383
Australian dollars ("AUD")/USD	139	2026	1.5200	89	2025	1.5341
USD/BRL	50	2026	6.1000	47	2025	5.7470
USD/AUD	5	2026	1.5100	7	2025	1.6081
New Zealand dollars ("NZD")/AUD	1	2026	1.6900	–	–	–
Derivatives designated as hedges						
Forwards (Sell/buy)						
USD/CAD	854	2026	1.3800	538	2025	1.3828

84 Nutrien Annual Report 2025 In millions of dollars, except as otherwise noted



Notes

Fair value

Financial instruments at fair value	Fair value method and associated level within the fair value hierarchy
Cash and cash equivalents	Carrying amount (approximation to fair value assumed due to short-term nature)
Equity securities	Closing bid price of the common shares (Level 1) as at the balance sheet date
Debt securities	Closing bid price of the debt or other instruments with similar terms and credit risk (Level 2) as at the balance sheet date
Foreign exchange forward contracts, swaps and options, and natural gas swaps not traded in an active market	Based on quoted forward exchange rates or a discounted cash flow ("DCF") model. Inputs included contractual cash flows based on prices for natural gas futures contracts, fixed prices and notional volumes specified by the swap contracts, the time value of money, liquidity risk, our own credit risk (related to instruments in a liability position) and counterparty credit risk (related to instruments in an asset position). Futures contract prices used as inputs in the model were supported by prices quoted in an active market and therefore categorized in Level 2.

Financial instruments at amortized cost	Fair value method
Receivables, short-term debt, and trade, other payables and accrued liabilities	Carrying amount (approximation to fair value assumed due to short-term nature)
Long-term debt	Quoted market prices (Level 1 or 2 depending on the market liquidity of the debt), for fair value disclosure purposes
Other long-term debt instruments	Carrying amount (approximation to fair value)

The following table presents our fair value hierarchy for financial instruments carried at fair value on a recurring basis or measured at amortized cost and require fair value disclosure. The table does not include fair value information for financial instruments that are measured using their carrying amount as a reasonable approximation of fair value.

	As at December 31, 2025				As at December 31, 2024			
Financial assets (liabilities) measured at	Carrying amount	Level 1	Level 2	Level 3	Carrying amount	Level 1	Level 2	Level 3
Fair value on a recurring basis[1]								
Derivative instrument assets	20	–	20	–	22	–	22	–
Other current financial assets – marketable securities[2]	148	32	116	–	108	23	85	–
Investments at fair value through other comprehensive income ("FVTOCI") (Note 16)	10	–	–	10	221	211	–	10
Derivative instrument liabilities	(8)	–	(8)	–	(33)	–	(33)	–
Amortized cost								
Current portion of long-term debt								
Senior notes and debentures	(500)	(500)	–	–	(999)	(1,002)	–	–
Fixed and floating rate debt	(13)	–	(13)	–	(38)	–	(38)	–
Long-term debt								
Senior notes and debentures	(9,337)	(5,676)	(3,274)	–	(8,866)	(3,309)	(4,953)	–
Fixed and floating rate debt	(13)	–	(13)	–	(15)	–	(15)	–

1 During 2025 and 2024, there were no transfers between levels for financial instruments measured at fair value on a recurring basis. Our policy is to recognize transfers at the end of the reporting period.
2 Marketable securities consist of equity and debt securities.

In millions of dollars, except as otherwise noted



Detailed information on financial performance

Note 6 | Nature of expenses

	2025	2024
Purchased and produced raw materials and product for resale[1]	14,325	14,289
Depreciation and amortization	2,369	2,339
Employee costs[2]	3,043	3,077
Freight	1,097	1,133
Impairment of assets (Notes 14 and 15)	–	530
Provincial mining taxes[3]	372	255
Restructuring costs	68	47
Contract services	866	793
Lease expense	102	110
Fleet fuel, repairs and maintenance	333	354
Loss related to financial instruments in Argentina	–	35
ARO/ERL related expenses for non-operating sites (Note 22)	2	151
Bad debt	85	117
Project feasibility	108	92
Customer prepayment costs	63	58
Foreign exchange loss, net of related derivatives	9	360
Earnings of equity-accounted investees	(37)	(130)
Gain on sale of investment in Profertil (Note 16)	(301)	–
Other expenses	645	506
Total cost of goods sold and expenses	23,149	24,116

1 Significant expenses include supplies, energy, fuel, purchases of raw material (natural gas – feedstock, sulfur, ammonia and reagents) and product for resale (crop nutrients, crop protection products and seed).
2 Includes salaries and wages, employee benefits, and share-based compensation.
3 Includes Saskatchewan potash production tax and Saskatchewan resource surcharge of $259 million and $113 million (2024 – $161 million and $94 million), respectively, as required under Saskatchewan provincial legislation.

Note 7 | Share-based compensation

Plans	Eligibility	Granted	Vesting period	Maximum term	Settlement
Stock Options	Officers and eligible employees	Annually	25 percent per year over four years	10 years	Shares[1]
Performance Share Units ("PSUs")	Officers and eligible employees	Annually	On third anniversary of grant date based on total shareholder return relative to PSU peer group (75 percent weighting) and return on invested capital (25 percent weighting)	Not applicable	Cash
Restricted Share Units ("RSUs")	Officers and eligible employees	Annually	On third anniversary of grant date and not subject to performance conditions	Not applicable	Cash
Deferred Share Units ("DSUs")	Non-executive directors	At the discretion of the Board of Directors	Fully vest upon grant	Not applicable	Cash[2]
Stock Appreciation Rights ("SARs")	Awards no longer granted; legacy awards only	Awards no longer granted; legacy awards only	25 percent per year over four years	10 years	Cash

1 Stock options may also be settled by cash settlement or, if approved by the Company, by a broker-assisted "cashless exercise" arrangement or a "net exercise" arrangement.
2 Directors can redeem their DSUs for cash only when they leave the Board of Directors for an amount equal to the market value of the common shares at the time of redemption or as mandated by the Nutrien DSU Plan.

In millions of dollars, except as otherwise noted



Notes

Stock options	Based on	Year of grant 2025	2024
Weighted average grant date fair value per option	Black-Scholes-Merton option-pricing model as of the date of the grant	14.12	14.22
Weighted average assumptions:			
Exercise price per option	Quoted market closing price of common shares on the last trading day immediately preceding the date of the grant	53.29	53.45
Expected annual dividend yield (%)	Annualized dividend rate as of the date of the grant	4.15	4.06
Expected volatility (%)	Historical volatility of Nutrien's shares over a period commensurate with the expected life of the grant	33	33
Risk-free interest rate (%)	Zero-coupon government issues implied yield available on equivalent remaining term at the time of the grant	4.34	4.23
Average expected life of options (years)	Historical experience	8.5	8.5

	Units granted in 2025	Units outstanding as at December 31, 2025	Compensation expense (recovery) 2025	2024
Stock options	556,585	2,445,677	7	7
PSUs	744,362	1,847,420	80	3
RSUs	975,766	2,382,090	65	30
DSUs	41,732	465,830	11	(2)
SARs	–	47,584	–	(1)
			163	37

Note 8 | Other expenses (income)

	2025	2024
Restructuring costs	68	47
Earnings of equity-accounted investees	(37)	(130)
Bad debt expense	85	117
Project feasibility costs	108	92
Customer prepayment costs	63	58
Legal expenses	21	47
ARO/ERL related expenses for non-operating sites (Note 22)	2	151
Loss on natural gas derivatives not designated as hedge	–	8
Loss related to financial instruments in Argentina	–	35
Insurance recoveries	(1)	(65)
Other expenses	139	53
	448	413

In millions of dollars, except as otherwise noted



Note 9 | Finance costs

	2025	2024
Interest expense		
Short-term debt	178	223
Long-term debt	503	479
Lease liabilities	65	63
Total interest expense	746	765
Unwinding of discount on asset retirement obligations (Note 22)	50	49
Interest on net defined benefit pension and other post-retirement plan obligations (Note 21)	4	5
Borrowing costs capitalized to property, plant and equipment	(71)	(82)
Interest income	(51)	(28)
Other finance costs	9	11
	687	720

Borrowing costs capitalized to property, plant and equipment in 2025 were calculated by applying an average capitalization rate of 5.3 percent (2024 – 5.3 percent) to expenditures on qualifying assets.

Note 10 | Income taxes

	2025	2024
Current income tax		
Tax expense for current year	491	409
Adjustments in respect of prior years	11	(4)
Total current income tax expense	502	405
Deferred income tax		
Origination and reversal of temporary differences	235	41
Adjustments in respect of prior years	7	(10)
Change in recognition of tax losses and deductible temporary differences	8	–
Total deferred income tax expense	250	31
Income tax expense included in net earnings	752	436

We operate in a specialized industry and in several tax jurisdictions; as a result, our earnings are subject to various rates of taxation. We have operations in countries where the global minimum top-up tax under Pillar Two tax legislation has been enacted. Our current exposure is minimal.

In millions of dollars, except as otherwise noted



Notes

The provision for income taxes differs from the amount that would have resulted from applying the Canadian statutory income tax rates to earnings before income taxes as follows:

	2025	2024
Earnings (loss) before income taxes		
Canada	1,182	699
United States	1,089	709
Australia	162	169
Other	616	(441)
	3,049	1,136
Canadian federal and provincial statutory income tax rate (%)	27	27
Income tax at statutory rates	823	307
Adjusted for the effect of:		
Impact of foreign tax rates	(181)	(151)
Non-taxable income	(43)	(49)
Production-related deductions	(37)	(44)
Withholding taxes	91	50
Current year losses for which no deferred tax asset is recognized	42	300
Change in estimates related to prior years	24	(19)
Non-deductible expenses	4	19
Tax authority examinations	1	12
Other	28	11
Income tax expense included in net earnings	752	436

	Deferred income tax (assets) liabilities		Deferred income tax (recovery) expense recognized in net earnings	
As at December 31	2025	2024	2025	2024
Deferred income tax assets				
Asset retirement obligations and accrued environmental costs	(410)	(411)	1	(11)
Lease liabilities	(313)	(304)	(9)	(1)
Tax loss and other carryforwards	(164)	(334)	170	9
Pension and other employment benefits	(141)	(96)	(48)	5
Inventories	(102)	(99)	(3)	10
Trade, other payables and accrued liabilities	(102)	(102)	–	(6)
Long-term debt	(82)	(88)	6	10
Receivables	(66)	(63)	(3)	(13)
Other assets	(7)	(1)	(6)	–
Deferred income tax liabilities				
Property, plant and equipment	4,622	4,470	152	63
Goodwill and intangible assets	115	137	(22)	(34)
Other liabilities	40	29	12	(1)
	3,390	3,138	250	31

In millions of dollars, except as otherwise noted



Notes

As at December 31, 2025	Amount	Expiry date
Unused federal operating losses	1,609	2026 – Indefinite
Unused federal capital losses	722	Indefinite
Unused investment tax credits	11	2030 - 2044

The unused tax losses and credits with no expiry dates can be carried forward indefinitely. As at December 31, 2025, we had $2,895 million of federal tax losses and deductible temporary differences for which we did not recognize deferred tax assets.

We have determined that it is probable that all recognized deferred tax assets will be realized through a combination of future reversals of temporary differences and taxable income.

We did not recognize deferred tax liabilities related to temporary differences associated with investments in subsidiaries and equity-accounted investees amounting to $8,575 million as at December 31, 2025 (2024 – $7,644 million).

Note 11 | Net earnings per share

	2025	2024
Weighted average number of common shares	486,335,000	494,198,000
Dilutive effect of stock options	183,000	167,000
Weighted average number of diluted common shares	486,518,000	494,365,000

Options excluded from the calculation of diluted net earnings per share due to the option exercise prices being greater than the average market price of common shares were as follows:

	2025	2024
Number of options excluded	1,681,305	2,056,982

Detailed information on financial position

Note 12 | Receivables

As at December 31		2025	2024
Receivables from customers	**Segment**		
Third parties	Retail (Nutrien Financial)[1]	3,163	2,937
	Retail	1,186	1,211
	Potash, Nitrogen, Phosphate	649	532
Related party – Canpotex	Potash (Note 26)	279	122
Less allowance for expected credit losses of receivables from customers		(197)	(167)
		5,080	4,635
Rebates		250	239
Income taxes (Note 10)		135	245
Other receivables		210	271
		5,675	5,390

1 Includes $2,797 million of very low risk of default and $366 million of low risk of default (2024 – $2,531 million of very low risk of default and $406 million of low risk of default).

90 Nutrien Annual Report 2025 In millions of dollars, except as otherwise noted



Notes

Qualifying receivables from customers financed by Nutrien Financial represent high-quality receivables from customers that have been rated very low to low risk of default among Retail's receivables from customers.

Customer credit with a financial institution of $425 million as at December 31, 2025, related to our agency agreement, is not recognized in our consolidated balance sheets. Through the agency agreement, we only have a limited recourse involvement to the extent of an indemnification of the financial institution to a maximum of 5 percent (2024 – 5 percent) of the qualified customer loans. Historical indemnification losses on this arrangement have been negligible, and the average aging of the customer loans with the financial institution is current.

Note 13 | Inventories

As at December 31	**2025**	**2024**
Purchased products	5,338	4,745
Finished products	475	357
Intermediate products	184	154
Raw materials	318	252
Materials and supplies	662	640
	6,977	6,148

By segment	**2025**	**2024**
Retail	5,353	4,817
Potash	477	433
Nitrogen[1]	554	458
Phosphate	560	420
Corporate and Others[1]	33	20
	6,977	6,148

1 Comparative figures have been restated for the reclassification of our Purchase for Resale business from Nitrogen to the Corporate and Others segment.

Inventories expensed to cost of goods sold during the year were $17,408 million (2024 – $17,284 million).

In millions of dollars, except as otherwise noted



Note 14 | Property, plant and equipment

	Land and improvements	Buildings and improvements	Machinery and equipment	Mine development costs	Assets under construction	Total
Useful life range (years)	3 – 85	1 – 65	1 – 80	1 – 60	n/a	
Carrying amount – December 31, 2024	1,228	6,284	11,695	1,287	2,110	22,604
Additions	–	1	14	–	1,916	1,931
Additions – Right-of-use ("ROU") assets	–	25	212	–	–	237
Disposals	(2)	(14)	(17)	1	(1)	(33)
Transfers	211	162	1,456	239	(2,068)	–
Foreign currency translation and other	4	18	47	(7)	6	68
Depreciation	(46)	(211)	(1,233)	(143)	–	(1,633)
Depreciation – ROU assets	(2)	(56)	(369)	–	–	(427)
Carrying amount – December 31, 2025	1,393	6,209	11,805	1,377	1,963	22,747
Balance – December 31, 2025 is composed of:						
Cost	1,938	9,373	25,570	3,445	1,963	42,289
Accumulated depreciation and impairments	(545)	(3,164)	(13,765)	(2,068)	–	(19,542)
Carrying amount – December 31, 2025	1,393	6,209	11,805	1,377	1,963	22,747
Balance – December 31, 2025 is composed of:						
Owned property, plant and equipment	1,366	5,847	11,020	1,377	1,963	21,573
ROU assets	27	362	785	–	–	1,174
Carrying amount – December 31, 2025	1,393	6,209	11,805	1,377	1,963	22,747
Carrying amount – December 31, 2023	1,175	6,376	11,327	1,115	2,468	22,461
Additions	–	1	7	–	2,073	2,081
Additions – ROU assets	–	61	356	–	–	417
Disposals	(4)	(11)	(30)	(2)	(9)	(56)
Transfers	119	222	1,632	296	(2,269)	–
Foreign currency translation and other	(14)	(40)	(5)	20	42	3
Depreciation	(45)	(210)	(1,170)	(142)	–	(1,567)
Depreciation – ROU assets	(2)	(56)	(362)	–	–	(420)
Impairment	(1)	(59)	(60)	–	(195)	(315)
Carrying amount – December 31, 2024	1,228	6,284	11,695	1,287	2,110	22,604
Balance – December 31, 2024 is composed of:						
Cost	1,726	9,193	24,421	3,223	2,110	40,673
Accumulated depreciation and impairments	(498)	(2,909)	(12,726)	(1,936)	–	(18,069)
Carrying amount – December 31, 2024	1,228	6,284	11,695	1,287	2,110	22,604
Balance – December 31, 2024 is composed of:						
Owned property, plant and equipment	1,200	5,916	10,832	1,287	2,110	21,345
ROU assets	28	368	863	–	–	1,259
Carrying amount – December 31, 2024	1,228	6,284	11,695	1,287	2,110	22,604

In millions of dollars, except as otherwise noted



Notes

Depreciation breakdown	2025	2024
Freight, transportation and distribution	168	176
Cost of goods sold	1,375	1,303
Selling expenses	467	464
General and administrative expenses	38	42
Depreciation recorded in earnings	2,048	1,985
Depreciation recorded in inventory	176	159

Impairment of assets

For each cash generating unit ("CGU") or groups of CGUs in which we complete an impairment analysis, the recoverable amount estimate used the following key assumptions: our forecasted EBITDA, discount rate, long-term growth rate and recoverable market value. For our Phosphate CGU, we also estimate the end of expected mine lives. We used key assumptions that were based on historical data and estimates of future results from internal sources, independent third-party price benchmarks, and mineral reserve and resource technical reports (relating to our Phosphate CGU), as well as industry and market information.

In 2024, we recorded the following non-cash impairment of assets in the consolidated statements of earnings:

Segment	**Category**	**2024**
Retail	Intangible assets	200
	Property, plant and equipment	120
	Other	15
Nitrogen	Property, plant and equipment	195
Impairment of assets		530

Nitrogen

In 2025, circumstances within our Trinidad cash generating unit (CGU) presented an indicator of impairment. On October 23, 2025, the Trinidad nitrogen facility completed a controlled shutdown in response to port access restrictions imposed by Trinidad and Tobago's National Energy Corporation and a lack of reliable and economic natural gas supply. As a result, we performed impairment testing on our Trinidad CGU, part of our Nitrogen segment. No impairment was recognized, as the recoverable amount of the Trinidad CGU exceeded its carrying amount. The recoverable amount was determined using a fair value less costs of disposal ("FVLCD") methodology. The valuation was based on post-tax discounted cash flows using a 10-year projection and a 2.0% terminal growth rate discounted at a post-tax rate of 11.8%.

In 2024, we decided that we are no longer pursuing our Geismar Clean Ammonia project. As a result, we recorded an impairment loss of $195 million to fully write off the amount of property, plant and equipment related to this project. As the project was cancelled before it generated revenue, the recoverable amount, which was based on its value in use was $nil.

In millions of dollars, except as otherwise noted


Notes

Retail – Brazil

In 2024, we recorded an impairment loss of $335 million on our Retail – Brazil CGU due to a decrease in our forecasted EBITDA as a result of ongoing market instability and more moderate margin expectations. Of the total impairment amount recognized, $120 million related to the impairment of property, plant and equipment and $215 million related to intangible and other assets within the CGU.

June 30, 2024	Retail – Brazil
Recoverable amount comprised of:	
Working capital and other	324
Property, plant and equipment	92
Intangible assets	–

Note 15 | Goodwill and intangible assets

	Goodwill	Intangible assets				
		Customer relationships[1]	Technology[4]	Trade names	Other	Total
Useful life range (years)	n/a	5 – 15	2 – 25	3 – 15[2]	1 – 30	
Carrying amount – December 31, 2024	12,043	794	835	33	157	1,819
Additions	–	–	132	–	13	145
Foreign currency translation and other	93	(18)	4	–	15	1
Amortization[3]	–	(135)	(114)	(6)	(43)	(298)
Carrying amount – December 31, 2025	12,136	641	857	27	142	1,667
Balance – December 31, 2025 is composed of:						
Cost	12,517	1,995	1,472	143	681	4,291
Accumulated amortization and impairment	(381)	(1,354)	(615)	(116)	(539)	(2,624)
Carrying amount – December 31, 2025	12,136	641	857	27	142	1,667
Carrying amount – December 31, 2023	12,114	1,061	843	98	215	2,217
Additions	–	–	152	–	3	155
Foreign currency translation and other	(71)	(19)	12	(6)	1	(12)
Amortization[3]	–	(162)	(124)	(8)	(47)	(341)
Impairment	–	(86)	(48)	(51)	(15)	(200)
Carrying amount – December 31, 2024	12,043	794	835	33	157	1,819
Balance – December 31, 2024 is composed of:						
Cost	12,381	1,981	1,406	144	656	4,187
Accumulated amortization and impairment	(338)	(1,187)	(571)	(111)	(499)	(2,368)
Carrying amount – December 31, 2024	12,043	794	835	33	157	1,819

1 The average remaining amortization period of customer relationships as at December 31, 2025, was approximately 4 years.
2 Certain trade names have indefinite useful lives as there are no regulatory, legal, contractual, cooperative, economic or other factors that limit their useful lives.
3 Amortization of $242 million was included in selling expenses during the year ended December 31, 2025 (2024 – $276 million).
4 The average remaining amortization period of technology with a carrying amount of $598 million as at December 31, 2025 (2024 – $529 million) is 25 years.

In millions of dollars, except as otherwise noted



Notes

Goodwill impairment testing

Goodwill by CGU or group of CGUs at December 31	2025	2024
Retail – North America	7,006	6,961
Retail – Australia	587	539
Potash	154	154
Nitrogen	4,389	4,389
	12,136	12,043

We performed our annual impairment test on goodwill and did not identify any impairment.

In testing for impairment of goodwill, we calculate the recoverable amount for a CGU or groups of CGUs containing goodwill. We used the FVLCD methodology based on post-tax discounted cash flows (five-year or 10-year projections plus a terminal value) and incorporated assumptions an independent market participant would apply. We adjusted discount rates for each CGU or group of CGUs for the risk associated with achieving our forecasts and for the country risk premium in which we expect to generate cash flows. FVLCD is a Level 3 measurement. We use our market capitalization (where applicable) and comparative market multiples to ensure discounted cash flow results are reasonable.

The key assumptions with the greatest influence on the calculation of the recoverable amounts are the discount rates, terminal growth rates and forecasted EBITDA. The key forecast assumptions were based on historical data and our estimates of future results from internal sources considering industry and market information.

Retail – North America CGU

During our performance of our annual impairment test, the Retail – North America group of CGUs recoverable amount exceeded its carrying amount by $2.9 billion. Goodwill is more susceptible to impairment risk if there is an increase in the discount rate or a deterioration in business operating results or economic conditions and actual results do not meet our forecasts. A reduction in the terminal growth rate, an increase in the discount rate or a decrease in forecasted EBITDA could cause impairment in the future, as shown in the table below.

2025 Annual impairment testing	Key assumption used in impairment model	Change required for carrying amount to equal recoverable amount
Terminal growth rate (%)	2.3	1.8 Percentage point decrease
Discount rate[1] (%)	7.7	1.2 Percentage point increase
Forecasted EBITDA over forecast period ($ millions)	8,500	12 Percent decrease

1 The discount rate used in the previous measurement at October 1, 2024 was 7.3 percent.

Retail – Australia, Potash, and Nitrogen CGUs

The following table indicates the key assumptions used in testing the remaining groups of CGUs:

	Terminal growth rate (%)		Post-tax discount rate (%)	
	2025	2024	2025	2024
Retail – Australia	2.5	2.6	7.6	7.9
Potash	2.0	2.5	7.3	6.3
Nitrogen	2.0	2.3	8.7	7.6

In millions of dollars, except as otherwise noted



Note 16 | Investments

As at December 31	Principal activity	Principal place of business and incorporation	Proportion of ownership interest and voting rights held (%) 2025	2024	Carrying amount 2025	2024
Equity-accounted investees						
Profertil S.A. ("Profertil")	Nitrogen producer	Argentina	–	50	–	349
Canpotex	Marketing and logistics of potash	Canada	50	50	–	–
Other associates and joint ventures					134	128
Total equity-accounted investees					134	477
Investments at FVTOCI						
Sinofert Holdings Limited ("Sinofert")	Fertilizer supplier and distributor	China/Bermuda	–	19	–	211
Other					10	10
Total investments at FVTOCI					10	221
Total investments					144	698

We continuously assess our ability to exercise significant influence or joint control over our investments.

Equity-accounted investees

In 2025, as part of our strategic priority to simplify and focus, we entered into an agreement to sell our 50 percent equity ownership in Profertil, which had been classified as an equity-accounted investment. A deposit of $120 million was received from the purchaser on September 5, 2025. The sale closed on December 10, 2025 resulting in gross proceeds of $595 million and a gain of $301 million recorded in the consolidated statement of earnings within our Corporate and Others segment. This gain reflects the difference between the net proceeds and the carrying amount of the investment at the date of sale. The buyer remitted the applicable withholding tax on behalf of Nutrien, resulting in a $60 million non-cash transaction.

Investments at fair value through other comprehensive income

In 2025, as part of our strategic priority to simplify and focus, we fully divested our remaining equity ownership interest in Sinofert, which had been classified as a financial asset measured at fair value through other comprehensive income. Gross proceeds from the sale were $193 million and reflected the fair value of the investment at the date of derecognition. A fair value loss of $18 million related to the investment was recognized in other comprehensive income. Upon derecognition, the cumulative unrealized gain previously recognized in other comprehensive income of $27 million was reclassified to retained earnings.

Note 17 | Other assets

As at December 31	2025	2024
Deferred income tax assets (Note 10)	276	401
Ammonia catalysts[1]	125	126
Long-term income tax receivable (Note 10)	72	48
Accrued pension benefit assets (Note 21)	145	140
Other	240	169
	858	884

1 Net of accumulated amortization of $110 million (2024 – $100 million).

96 Nutrien Annual Report 2025 In millions of dollars, except as otherwise noted



Notes

Note 18 | Trade, other payables and accrued liabilities

As at December 31	2025	2024
Trade and other payables (Note 5)	5,540	5,359
Customer prepayments	1,826	1,881
Dividends	263	265
Accrued compensation	615	606
Current portion of asset retirement obligations and accrued environmental costs (Note 22)	208	188
Accrued interest	110	112
Current portion of share-based compensation (Note 7)	60	34
Current portion of derivatives	8	33
Income taxes (Note 10)	20	22
Provincial mining taxes	20	–
Other taxes	59	49
Current portion of pension and other post-retirement benefits (Note 21)	13	15
Customer rebates	48	44
Other accrued expenses	473	469
Other	46	41
	9,309	9,118

Note 19 | Debt

Credit facility limits at December 31	Maturity	2025
Unsecured revolving term facility[1]	September 4, 2030	4,500
Uncommitted revolving demand facility	n/a	1,000
Unsecured revolving term facility[2]	September 2, 2026	500
Other credit facilities	Various	850
Accounts receivable purchase facility[3]	March 6, 2026	500

1 In 2025, we extended the maturity date from September 4, 2029 to September 4, 2030, subject to extension at the request of Nutrien provided that the resulting maturity date may not exceed five years from the date of request.
2 In 2025, we extended the maturity date from September 3, 2025 to September 2, 2026 and reduced the facility limit from $750 million to $500 million.
3 In 2025, we extended the maturity date from March 7, 2025 to March 6, 2026.

Principal covenants and events of default under the unsecured revolving term credit facilities include a debt to capital ratio (refer to Note 4) and other customary events of default and covenant provisions. Non-compliance with such covenants could result in accelerated repayment and/or termination of the credit facility. We were in compliance with all covenants as at December 31, 2025 (Note 4).

We have an uncommitted $500 million accounts receivable repurchase facility (the “repurchase facility”), where we may sell certain receivables from customers to a financial institution and agree to repurchase those receivables at a future date. When we draw under this repurchase facility, the receivables from customers remain on our consolidated balance sheet as we control and retain substantially all of the risks and rewards associated with the receivables. As at December 31, 2025, there were no borrowings made under this facility.

As at December 31	Rate of interest (%)	2025	2024
Credit facilities			
Other credit facilities			
South America	3.9 – 8.3	180	307
Australia	4.5	187	198
Other	4.6	4	1
Commercial paper[1]	3.9 – 4.0	399	961
Other short-term debt		103	67
Total short-term debt		873	1,534

1 We use our $4,500 million commercial paper program for our short-term cash requirements. The amount available under the commercial paper program is limited to the availability of funds under the $4,500 million unsecured revolving term credit facility and excess cash invested in highly liquid securities.

In millions of dollars, except as otherwise noted



Notes

As at December 31	Rate of interest (%)	Maturity	2025	2024
Senior notes[1]				
	3.000	April 1, 2025	–	500
	5.950	November 7, 2025	–	500
	4.000	December 15, 2026	500	500
	4.500	March 12, 2027	400	–
	5.200	June 21, 2027	400	400
	4.900	March 27, 2028	750	750
	4.200	April 1, 2029	750	750
	2.950	May 13, 2030	500	500
	5.250	March 12, 2032	600	–
	5.400	June 21, 2034	600	600
	4.125	March 15, 2035	450	450
	7.125	May 23, 2036	212	212
	5.875	December 1, 2036	500	500
	5.625	December 1, 2040	500	500
	6.125	January 15, 2041	401	401
	4.900	June 1, 2043	500	500
	5.250	January 15, 2045	489	489
	5.000	April 1, 2049	750	750
	3.950	May 13, 2050	500	500
	5.800	March 27, 2053	750	750
Debentures[1]	7.800	February 1, 2027	120	120
Other credit facilities	Various	Various	13	53
			9,685	9,725
Add net unamortized fair value adjustments			258	276
Less net unamortized debt issue costs			(80)	(83)
Total long-term debt			9,863	9,918
Less current maturities			(513)	(1,037)
			9,350	8,881

1 Each series of senior notes and debentures is unsecured and has no sinking fund requirements prior to maturity. Each series is redeemable and has various provisions that allow redemption prior to maturity, at our option, at specified prices.

We are subject to certain customary covenants, including limitation on liens, merger and change of control covenants, and customary events of default. We are also subject to certain financial covenants as calculated in Note 4. As at December 31, 2025 we were in compliance with these covenants.

	Short-term debt	Long-term debt	Lease liabilities	Total
Balance – December 31, 2024	1,534	9,918	1,355	12,807
Cash flows (cash inflows and outflows presented on a net basis)	(745)	(51)	(419)	(1,215)
Additions and other adjustments to ROU liabilities	–	–	306	306
Foreign currency translation and other non-cash changes	84	(4)	41	121
Balance – December 31, 2025	873	9,863	1,283	12,019
Balance – December 31, 2023	1,815	9,425	1,326	12,566
Cash flows (cash inflows and outflows presented on a net basis)	(287)	495	(402)	(194)
Additions and other adjustments to ROU liabilities	–	–	470	470
Foreign currency translation and other non-cash changes	6	(2)	(39)	(35)
Balance – December 31, 2024	1,534	9,918	1,355	12,807

98 Nutrien Annual Report 2025 In millions of dollars, except as otherwise noted



Note 20 | Lease liabilities

As at December 31	Average rate of interest (%)	2025	2024
Lease liabilities – non-current	4.6	937	999
Current portion of lease liabilities	5.1	346	356
Total		1,283	1,355

Note 21 | Pension and other post-retirement benefits

We offer the following pension and other post-retirement benefits to qualified employees: defined benefit pension plans; defined contribution pension plans; and health, dental and life insurance, referred to as other post-retirement plans. Substantially all our employees participate in at least one of these plans.

Description of defined benefit pension plans

	Plan type	Contributions
United States	– non-contributory, – guaranteed annual pension payments for life, – benefits generally depend on years of service and compensation level in the final years leading up to age 65,	– made to meet or exceed minimum funding requirements of the *Employee Retirement Income Security Act of 1974* and associated Internal Revenue Service regulations and procedures.
Canada	– benefits available starting at age 55 at a reduced rate, and – plans provide for maximum pensionable salary and maximum annual benefit limits.	– made to meet or exceed minimum funding requirements based on provincial statutory requirements and associated federal taxation rules.
Supplemental Plans in US and Canada for Senior Management	– non-contributory, – unfunded, and – supplementary pension benefits.	– provided for by charges to earnings sufficient to meet the projected benefit obligations, and – payments to plans are made as plan payments to retirees occur.

Our defined benefit pension plans are funded with separate funds that are legally separated from the Company and administered through the Pension Committee in each country, which is composed of our employees. The Pension Committee is required by law to act in the best interests of the plan participants and, in the US and Canada, is responsible for the governance of the plans, including setting certain policies (e.g., investment and contribution) of the funds. The current investment policy for each country's plans generally does not include currency hedging strategies. Plan assets held in trusts are governed by local regulations and practices in each country, as is the nature of the relationship between the Company and the trustees and their composition.

Description of other post-retirement plans

We provide health care plans for certain eligible retired employees in the US, Canada and Trinidad. Eligibility for these benefits is generally based on a combination of age and years of service at retirement. Certain terms of the plans include:
- coordination with government-provided medical insurance in each country;
- certain unfunded cost-sharing features such as co-insurance, deductibles and co-payments – benefits subject to change;
- for certain plans, maximum lifetime benefits;
- at retirement, the employee's spouse and certain dependent children may be eligible for coverage;
- benefits are self-insured and are administered through third-party providers; and
- generally, retirees contribute towards annual cost of the plans.

In addition, certain Medicare eligible retired employees in the US receive an annual contribution to a Healthcare Reimbursement Account, which can be used to purchase health benefits through a private exchange. This annual contribution can be used for premiums or to pay deductibles and/or co-insurance. Finally, we provide non-contributory life insurance plans for certain retired employees who meet specific age and service eligibility requirements.

In millions of dollars, except as otherwise noted



Notes

Risks

The defined benefit pension and other post-retirement plans expose us to broadly similar actuarial risks. The most significant risks include investment risk and interest rate risk as discussed below. Other risks include longevity risk.

Investment risk	A deficit will be created if plan assets underperform the discount rate used in the defined benefit obligation valuation. To mitigate investment risk, we employ – a diversified mix of return seeking and liability hedging (i.e., fixed income) investments; and – a risk tolerance established through careful consideration of plan liabilities, plan funded status and corporate financial condition. Investment risk is measured and monitored on an ongoing basis through quarterly investment portfolio reviews, annual liability measurements and periodic asset/liability studies.
Interest rate risk	A decrease in bond interest rates will increase the pension liability; however, this is generally expected to be partially offset by an increase in the return on the plan's debt investments.

Financial information

	2025			2024		
	Obligation	Plan assets	Net	Obligation	Plan assets	Net
Balance – beginning of year	(1,364)	1,262	(102)	(1,439)	1,310	(129)
Components of defined benefit expense recognized in earnings						
Current service cost for benefits earned during the year	(9)	–	(9)	(15)	–	(15)
Interest (expense) income	(70)	66	(4)	(69)	64	(5)
Past service cost, including curtailment gains and settlements	196	(189)	7	(1)	–	(1)
Foreign exchange rate changes and other	(17)	10	(7)	28	(21)	7
Subtotal of components of defined benefit (recovery) expense recognized in earnings	100	(113)	(13)	(57)	43	(14)
Remeasurements of the net defined benefit liability recognized in Other Comprehensive Income ("OCI") during the year						
Actuarial gain arising from:						
Changes in financial assumptions	13	–	13	47	–	47
Changes in demographic assumptions	4	–	4	4	–	4
Loss on plan assets (excluding amounts included in net interest)	–	(9)	(9)	–	(29)	(29)
Subtotal of remeasurements	17	(9)	8	51	(29)	22
Cash flows						
Contributions by plan participants	(2)	2	–	(3)	3	–
Employer contributions	–	18	18	–	19	19
Benefits paid	85	(85)	–	84	(84)	–
Subtotal of cash flows	83	(65)	18	81	(62)	19
Balance – end of year[1]	(1,164)	1,075	(89)	(1,364)	1,262	(102)
Balance is composed of:						
Non-current assets						
Other assets (Note 17)			145			140
Current liabilities						
Trade, other payables and accrued liabilities (Note 18)			(13)			(15)
Non-current liabilities						
Pension and other post-retirement benefit liabilities			(221)			(227)

1 Obligations arising from funded and unfunded pension plans are $(1,015) million and $(149) million (2024 – $(1,206) million and $(158) million), respectively. Other post-retirement benefit plans have no plan assets and are unfunded.

In millions of dollars, except as otherwise noted

Notes

Plan assets

	2025			2024		
As at December 31	Quoted prices in active markets for identical assets	Other[1]	Total fair value	Quoted prices in active markets for identical assets	Other[1]	Total fair value
Cash and cash equivalents	12	4	16	16	3	19
Equity securities and equity funds						
US	10	109	119	10	131	141
International	–	6	6	–	7	7
Debt securities[2]	–	722	722	–	875	875
Other	–	212	212	–	220	220
Total pension plan assets	22	1,053	1,075	26	1,236	1,262

1 Approximately 96 percent (2024 – 96 percent) of the Other plan assets are held in funds whose fair values are estimated using their net asset value per share. For the majority of these funds, the redemption frequency is immediate. The Pension Committee manages the asset allocation based upon our current liquidity and income needs.
2 Debt securities included US securities of 70 percent (2024 – 75 percent), International securities of 26 percent (2024 – 21 percent) and Mortgage-backed securities of 4 percent (2024 – 4 percent).

We use letters of credit or surety bonds to secure certain Canadian unfunded defined benefit plan liabilities as at December 31, 2025.

We expect to contribute approximately $149 million to all pension and post-retirement plans in 2026. Total contributions recognized as expense under all defined contribution plans for 2025 was $147 million (2024 – $153 million).

We used the following significant assumptions to determine the benefit obligations and expense for our significant plans as at and for the year ended December 31. These assumptions are determined by management and are reviewed annually by our independent actuaries.

	Pension		Other	
	2025	2024	2025	2024
Assumptions used to determine the benefit obligations[1]:				
Discount rate (%)	5.41	5.35	5.16	5.04
Rate of increase in compensation levels (%)	3.85	3.89	n/a	n/a
Medical cost trend rate – assumed (%)[2]	n/a	n/a	4.50 – 7.00	4.50 – 6.50
Medical cost trend rate – year reaches ultimate trend rate	n/a	n/a	2036	2033
Mortality assumptions (years)[3]				
Life expectancy at 65 for a male member currently at age 65	20.9	20.7	21.4	21.2
Life expectancy at 65 for a female member currently at age 65	23.1	22.9	23.9	23.7
Average duration of the defined benefit obligations (years)[4]	12.5	11.8	10.8	10.7

1 The current year's expense is determined using the assumptions that existed at the end of the previous year.
2 We assumed a graded medical cost trend rate starting at 7.00 percent in 2025, moving to 4.50 percent by 2036 (2024 – starting at 6.50 percent, moving to 4.50 percent by 2033). The annual health care reimbursement amount is assumed to increase by 2.00 percent each year.
3 Based on actuarial advice in accordance with the latest available published tables, adjusted where appropriate to reflect future longevity improvements for each country.
4 Weighted average length of the underlying cash flows.

Of the most significant assumptions, a change in discount rates has the greatest potential impact on our pension and other post-retirement benefit plans, with sensitivity to change as follows:

	Change in assumption	2025	2024
Benefit obligation as reported		1,164	1,364
Discount rate	1.0 percentage point decrease	150	170
	1.0 percentage point increase	(120)	(140)

In millions of dollars, except as otherwise noted


Notes

Note 22 | Asset retirement obligations and accrued environmental costs

As at December 31, 2025	Cash flow payments (years)[1]	Discounted cash flows[2,3]	Discount rate +0.5%	Discount rate -0.5%
Asset retirement obligations			(80)	100
Retail	1 – 30	15		
Potash	20 – 520	134		
Phosphate	1 – 80	443		
Corporate and Others[4,5]	1 – 65	741		
Accrued environmental costs			(5)	5
Retail	1 – 30	49		
Corporate and Others	1 – 30	294		
Total		1,676		

1 Time frame in which payments are expected to principally occur from December 31, 2025. Adjustments to the years can result from changes to the mine life and/or changes in the rate of tailings volumes.

2 Risk-free discount rates used to discount cash flows reflect current market assessments of the time value of money and the risks specific to the timing and jurisdiction of the obligation. Risk-free discount rates range from 3.2 percent to 6.3 percent.

3 The Company's total undiscounted cash flows as at December 31, 2025 are $3.6 billion. For the Potash segment, the amount presented reflects only the undiscounted cash flows in the first year of decommissioning. This excludes tailings dissolution, fine tails capping, tailings management area reclamation, post-reclamation activities and monitoring, and final decommissioning beyond the first year of decommissioning, which are estimated to take an additional 125 to 500 years.

4 For nitrogen sites, there are no significant asset retirement obligations recorded. We considered the historical performance of our facilities as well as our planned maintenance, major upgrades and replacements, which can extend the useful lives beyond the foreseeable future.

5 Includes certain potash and phosphate sites that are non-operating sites, with the majority of phosphate site payments taking place over the next 10 years.

	Asset retirement obligations	Accrued environmental costs	Total
Balance – December 31, 2024	1,371	360	1,731
Disposals	–	(3)	(3)
Change in estimate (Note 8)	(11)	10	(1)
Settlements	(103)	(25)	(128)
Accretion	49	1	50
Foreign currency translation and other	27	–	27
Balance – December 31, 2025	1,333	343	1,676
Balance – December 31, 2025 is composed of:			
Current liabilities			
Trade, other payables and accrued liabilities (Note 18)	185	23	208
Non-current liabilities			
Asset retirement obligations and accrued environmental costs	1,148	320	1,468

We are subject to numerous environmental requirements under federal, provincial, state and local laws in the countries in which we operate. We have gypsum stack capping, and closure and post-closure obligations in White Springs, Florida and Geismar, Louisiana, through our subsidiaries pursuant to the financial assurance regulatory requirements in those states. As at December 31, 2025, we had $486 million in surety bonds and letters of credit outstanding relating to these financial assurance obligations. The recorded provisions may not necessarily reflect our obligations under these financial assurances.

In millions of dollars, except as otherwise noted



Notes

Note 23 | Share capital

Authorized

We are authorized to issue an unlimited number of common shares without par value and an unlimited number of preferred shares. The common shares are not redeemable or convertible. The preferred shares may be issued in one or more series with rights and conditions to be determined by the Board of Directors.

Share repurchase programs

	Commencement date	Expiry	Maximum shares for repurchase	Maximum shares for repurchase (%)	Number of shares repurchased
2023 Normal Course Issuer Bid	March 1, 2023	February 29, 2024	24,962,194	5	5,375,397
2024 Normal Course Issuer Bid	March 1, 2024	February 28, 2025	24,728,159	5	6,163,104
2025 Normal Course Issuer Bid	March 3, 2025	March 2, 2026	24,462,941	5	7,611,207
2026 Normal Course Issuer Bid[1]	March 3, 2026	March 2, 2027	24,057,066	5	–

1 On February 18, 2026, our Board of Directors approved a share repurchase program. The 2026 normal course issuer bid will expire earlier than the date above if we acquire the maximum number of common shares allowable or otherwise decide not to make any further repurchases.

Purchases under the normal course issuer bids were, or may be, made through open market purchases at market prices as well as by other means permitted by applicable securities regulatory authorities, including private agreements.

Summary of share repurchases	2025	2024
Number of common shares repurchased for cancellation	9,829,408	3,944,903
Average price per share (US dollars)	55.94	47.31
Total cost, inclusive of tax	560	190

Subsequent to December 31, 2025, as of February 17, 2026, an additional 1,097,694 common shares were repurchased for cancellation at a cost of $73 million and an average price per share of $66.97.

Dividends declared

During 2025, we declared a dividend of $0.545 per share for each of the three months ended March 31, June 30, and September 30. During the three months ended December 31, 2025, we declared a dividend of $0.545 per share, which was paid on January 16, 2026 to shareholders of record on December 31, 2025.

On February 18, 2026, our Board of Directors declared and increased our quarterly dividend to $0.55 per share payable on April 16, 2026, to shareholders of record on March 31, 2026. The total estimated dividend to be paid is $265 million.

Other disclosures

Note 24 | Commitments

	Principal portion and estimated interest					
December 31, 2025	Lease liabilities	Long-term debt	Purchase commitments	Capital commitments	Other commitments	Total
Within 1 year	395	995	1,230	63	195	2,878
1 to 3 years	469	2,503	24	20	259	3,275
3 to 5 years	239	1,949	24	–	109	2,321
Over 5 years	394	10,030	–	–	188	10,612
Total	1,497	15,477	1,278	83	751	19,086

In millions of dollars, except as otherwise noted



Notes

Purchase commitments

In 2025, we completed a controlled shutdown of our Trinidad Nitrogen facility due to uncertainty with respect to port access and a lack of reliable and economic gas supply. The current natural gas contract has expired and negotiations for renewal are in progress.

In 2023, we also entered into natural gas pipeline transportation agreements at our Geismar plant, the latest of which expires in 2033 and accounts for approximately 85 percent of the expected natural gas requirements in Geismar.

The Carseland facility has a power cogeneration agreement expiring on December 31, 2026, which provides 60 megawatt-hours of power per hour. The price for the power is based on a fixed charge adjusted for inflation and a variable charge based on the cost of natural gas provided to the facility for power generation.

Agreements for the purchase of sulfur for use in production of phosphoric acid provide for specified purchase quantities and prices based on Green Markets Tampa Index price per long ton at the time of delivery, which expire in 2026 and 2027. Commitments included in the foregoing table are based on expected contract prices.

Other commitments

Other commitments consist principally of technology service contracts, managed services contracts, natural gas transportation and truck distribution contracts, various rail contracts, committed donations, the latest of which expires in 2028, and mineral lease commitments, the latest of which expires in 2044.

Note 25 | Guarantees

In the normal course of business, we provide indemnification agreements to counterparties in transactions such as purchase and sale contracts, service agreements, director/officer contracts, and leasing transactions. The terms of these indemnification agreements

- may require us to compensate counterparties for costs incurred as a result of various events, including environmental liabilities and changes in (or in the interpretation of) laws and regulations, or as a result of litigation claims or statutory sanctions that may be suffered by a counterparty as a consequence of the transaction;
- will vary based upon the contract, the nature of which prevents us from making a reasonable estimate of the maximum potential amount that we could be required to pay to counterparties; and
- have not historically resulted in any significant payments by Nutrien and, as at December 31, 2025, no amounts have been accrued in the consolidated financial statements (except for accruals relating to certain underlying liabilities).

We directly guarantee our share of certain commitments of Canpotex (such as railcar leases) under certain agreements with third parties. We would be required to perform on these guarantees in the event of default by the investee. Nutrien does not have any financial guarantee contracts. No material loss is anticipated by reason of such agreements and guarantees.

Note 26 | Related party transactions

Sales and purchases of goods

We sell potash outside Canada and the US exclusively through Canpotex. Canpotex sells potash to buyers, including Nutrien, in export markets pursuant to term and spot contracts at agreed-upon prices. Our total revenue is recognized at the amount received from Canpotex representing proceeds from their sale of potash, less net costs of Canpotex. Sales to Canpotex are shown in Note 3. The receivable outstanding from Canpotex is shown in Note 12 and arose from sale transactions described above. It is unsecured and bears no interest. Any credit losses held against this receivable are expected to be negligible. Purchases from Canpotex in 2025 were $150 million (2024 – $146 million).

As at December 31	2025	2024
Receivables from Canpotex	279	122
Payables to Canpotex	63	66

In millions of dollars, except as otherwise noted



Key management personnel compensation and transactions with post-employment benefit plans

	2025	2024
Salaries and other short-term benefits	11	12
Share-based compensation	43	6
Post-employment benefits	2	2
Termination benefits	2	4
	58	24

Disclosures related to our post-employment benefit plans are shown in Note 21.

Note 27 | Contingencies and other matters

Accounting estimates and judgments

The following judgments are required to determine our exposure to possible losses and gains related to environmental matters and other various claims and lawsuits pending:

- prediction of the outcome of uncertain events (i.e., being virtually certain, probable, remote or undeterminable);
- determination of whether recognition or disclosure in the consolidated financial statements is required; and
- estimation of potential financial effects.

Where no amounts are recognized, such amounts are contingent and disclosure may be appropriate. While the amount disclosed in the consolidated financial statements may not be material, the potential for large liabilities exists and, therefore, these estimates could have a material impact on our consolidated financial statements.

Supporting information

Canpotex

Nutrien is a shareholder in Canpotex, which markets Canadian potash outside of Canada and the US. Should any operating losses or other liabilities be incurred by Canpotex, the shareholders have contractually agreed to reimburse it in proportion to each shareholder's productive capacity. Through December 31, 2025, we are not aware of any operating losses or other liabilities.

Mining risk

The risk of underground water inflows and other underground risks is insured on a limited basis, subject to insurance market availability. Through December 31, 2025, we are not aware of any material losses or other liabilities that we have not accrued for.

Environmental remediation, legal and other matters

We are engaged in ongoing site assessment and/or remediation activities at a number of facilities and sites. Anticipated costs associated with these matters are added to accrued environmental costs in the manner described in Note 22.

We have established provisions for environmental site assessment and/or remediation matters to the extent that we consider expenses associated with those matters likely to be incurred. Except for the uncertainties described below, we do not believe that our future obligations with respect to these matters are reasonably likely to have a material adverse effect on our consolidated financial statements.

Legal matters with significant uncertainties include the following:

- The United States Environmental Protection Agency ("US EPA") has an ongoing enforcement initiative directed at the phosphate industry related to the scope of an exemption for mineral processing wastes under the US Resource Conservation and Recovery Act ("RCRA"). This initiative affects the Conda Phosphate plant previously owned by Nu-West Industries, Inc. ("Nu-West"), a wholly owned subsidiary of Nutrien (Canada) Holdings ULC, and the Nutrien phosphoric acid facilities in Aurora, North Carolina; Geismar, Louisiana; and White Springs, Florida. Nutrien facilities received US EPA notices of violation ("NOVs") for alleged violations of the RCRA and various other environmental laws. Notwithstanding the sale of the Conda phosphate operations in January 2018, Nu-West remains responsible for certain environmental liabilities attributable to its historic activities and for resolution of the NOVs. The facilities have been and continue to be involved in ongoing discussions with the US EPA, the US Department of Justice and the related state agencies to resolve these matters, with one such settlement being reached for the Geismar facility. The Geismar consent decree was entered on October 19, 2022, and resolved the allegations associated with the historic phosphoric acid operations at that facility. Due to the nature of the allegations at the other facilities, we are uncertain as to how the matters will be resolved. Based on settlements with

In millions of dollars, except as otherwise noted Nutrien Annual Report 2025 **105**


Notes

other members of the phosphate industry and the Geismar consent decree, we expect that a resolution could involve any or all of the following: 1) penalties, which we currently believe will not be material; 2) modification of certain operating practices; 3) capital improvement projects; 4) providing financial assurance for the future closure, maintenance and monitoring costs for the phosphogypsum stack system; and 5) addressing findings resulting from the RCRA section 3013 site investigations.

– We operate in countries that are parties to the Paris Agreement adopted in December 2015 pursuant to the United Nations Framework Convention on Climate Change. Each country that is a party to the Paris Agreement submitted an Intended Nationally Determined Contribution ("INDC") towards the control of greenhouse gas emissions. The impacts on our operations of these INDCs and other national and local efforts to limit or tax greenhouse gas emissions cannot be determined with any certainty at this time.

In addition, various other claims and lawsuits are pending against the Company in the ordinary course of business. While it is not possible to determine the ultimate outcome of such actions at this time, and inherent uncertainties exist in predicting such outcomes, we believe that the ultimate resolution of such actions is not reasonably likely to have a material adverse effect on our consolidated financial statements.

The breadth of our operations and the global complexity of tax regulations require assessments of uncertainties and judgments in estimating the taxes we will ultimately pay. The final taxes paid are dependent upon many factors, including negotiations with taxing authorities in various jurisdictions, outcomes of tax litigation, and resolution of disputes arising from federal, provincial, state and local tax audits. The resolution of these uncertainties and the associated final taxes may result in adjustments to our tax assets and tax liabilities.

We own facilities that have been either permanently or indefinitely shut down. We expect to incur nominal annual expenditures for site security and other maintenance costs at some of these facilities. Should the facilities be dismantled, certain other shutdown-related costs may be incurred. Such costs are not expected to have a material adverse effect on our consolidated financial statements and would be recognized and recorded in the period in which they are incurred.

Note 28 | Accounting policies, estimates and judgments

The following discusses the material accounting policies, estimates, judgments and assumptions that we have adopted and applied and how they affect the amounts reported in the consolidated financial statements. Certain of our policies involve accounting estimates and judgments because they require us to make subjective or complex judgments about matters that are inherently uncertain and because of the likelihood that materially different amounts could be reported under different conditions or using different assumptions.

Basis of consolidation

Principal (wholly owned) operating subsidiaries	Location	Principal activity
Potash Corporation of Saskatchewan Inc.	Canada	Mining and/or processing of crop nutrients and corporate functions
Nutrien (Canada) Holdings ULC	Canada	Manufacturer and distributor of crop nutrients and corporate functions
Agrium Canada Partnership	Canada	Manufacturer and distributor of crop nutrients
Agrium Potash Ltd.	Canada	
Cominco Fertilizer Partnership	US	
Loveland Products Inc.	US	
Nutrien Ag Solutions (Canada) Inc.	Canada	Crop input retailer
Nutrien Ag Solutions, Inc.	US	
Nutrien Ag Solutions Limited	Australia	
PCS Nitrogen Fertilizer, L.P.	US	Producer of nitrogen products
PCS Nitrogen Trinidad Limited	Trinidad	
PCS Phosphate Company, Inc.	US	Mining and/or processing of phosphate products
PCS Sales (USA), Inc.	US	Marketing and sales of potash, nitrogen and phosphate products
Nutrien Financial US LLC	US	Provide financing to customers


Notes

Revenue

Transfer of control for sale of goods	Transfer of control for sale of services
At the point in time when the product is: – purchased at our Retail farm center, – delivered and accepted by customers at their premises, or – loaded for shipping.	Over time as the promised service is rendered.

Judgment is used to determine whether we are acting as principal or agent by evaluating who:

– has the primary responsibility for fulfilling the promised good or service;
– bears the inventory risk including if the vendor has the right to have its product returned on demand; and
– has discretion for establishing the price.

For transactions in which we act as an agent rather than the principal, revenue is recognized net of any commissions earned. The related commissions are recognized as the sales occur or as unconditional contracts are signed.

We recognize revenue on sales to Canpotex (as described in Note 26) when there is a transfer of control, either at the time the product is loaded for shipping or delivered, depending on the terms of the contract. Sales revenue is recognized using a provisional price at the time control is transferred to Canpotex, with the final pricing determined upon Canpotex's final sale to a third party (generally between one and three months from date of sale to Canpotex).

Our sales revenue relating to our Potash, Nitrogen and Phosphate segments is generally recorded and measured based on the "freight on board" mine, plant, warehouse or terminal price specified in the contract (except for certain vessel sales or specific product sales that are shipped and recorded on a delivered basis), which reflects the consideration we expect to be entitled to in exchange for the goods or services, adjusted for any variable consideration (e.g., any trade discounts or estimated volume rebates). Our customer contracts may provide certain product quality specification guarantees but do not generally provide for refunds or returns.

Due to the nature of goods and services sold, any single estimate would have only a negligible impact on revenue.

As the expected period between when control over a promised good or service is transferred and when the customer pays for that good or service is generally less than 12 months, we apply the practical expedient as provided in IFRS 15, "Revenue from Contracts with Customers," and do not adjust the promised amount of consideration for the effects of financing.

Seasonality in our business results from increased demand for products during planting season. Crop input sales are generally higher in the spring and fall application seasons. Crop input inventories are normally accumulated leading up to each application season. Our cash collections generally occur after the application season is complete, while customer prepayments made to us are typically concentrated in December and January and inventory prepayments paid to our suppliers are typically concentrated in the period from November to January. Feed and industrial sales are more evenly distributed throughout the year.

Share-based compensation

Estimation involves determining:

– stock option-pricing model assumptions as described in the weighted average assumptions table in Note 7;
– forfeiture rate for options granted based on past experience and future expectations, and adjusted upon actual vesting;
– projected outcome of performance conditions for PSUs, including our return on invested capital compared to Nutrien's weighted average cost of capital, and including the relative ranking of our total shareholder return, including expected dividends, compared with a specified peer group using a Monte Carlo simulation option-pricing model; and
– the number of dividend equivalent units expected to be earned.


Notes

Income taxes

Taxation on earnings (loss) is composed of current and deferred income tax. Taxation is recognized in the statements of earnings unless it relates to items recognized either in OCI or directly in shareholders' equity.

Current income tax	**Deferred income tax**
– is calculated using rates enacted or substantively enacted at the dates of the consolidated balance sheets in the countries where our subsidiaries and equity-accounted investees operate and generate taxable earnings.	– is determined using tax rates that have been enacted or substantively enacted by the dates of the consolidated balance sheets and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

The realized and unrealized excess tax benefits from share-based compensation arrangements are recognized in contributed surplus as current and deferred tax, respectively.

The final taxes paid, and potential adjustments to tax assets and liabilities, are dependent upon many factors including:

– negotiations with taxation authorities in various jurisdictions;
– outcomes of tax litigation; and
– resolution of disputes arising from federal, provincial, state and local tax audits.

Deferred income tax is not accounted for:

– with respect to investments in subsidiaries and equity-accounted investees where we are able to control the reversal of the temporary difference and that difference is not expected to reverse in the foreseeable future; and
– if arising from initial recognition of an asset or liability in a transaction, other than a business combination, that at the time of the transaction affects neither accounting nor taxable profit or loss.

Deferred tax assets are:

– recognized to the extent it is probable future taxable profit will be available to use deductible temporary differences and could be reduced if projected earnings are not achieved or increased if earnings previously not projected become probable; and
– reviewed at each balance sheet date and amended to the extent that it is no longer probable that the related tax benefit will be realized.

As provided in the amendments to International Accounting Standards ("IAS") 12, we apply the mandatory exception to recognize and disclose information about deferred tax assets and liabilities related to Pillar Two income taxes. The mandatory exception has been applied retrospectively, with no material impact on our consolidated financial statements.

Financial instruments

Financial instruments are classified and measured as follows based on the objective of the business model for managing the instrument or group of instruments and the contractual terms of the cash flows.

Fair value classification	**FVTPL**	**FVTOCI**	**Amortized cost**
Instrument type	Cash and cash equivalents, derivatives, and certain equity investments not held for trading	Certain equity investments not held for trading for which an irrevocable election was made at initial recognition	Receivables, short-term debt, trade, other payables and accrued liabilities, long-term debt, lease liabilities, and other long-term debt instruments

Financial instruments are recognized at trade date when we commit to purchase or sell the asset.

Derivatives are used to lock in exchange rates. For designated and qualified cash flow hedges:

– the effective portion of the change in the fair value of the derivative is accumulated in OCI;
– when the hedged forecast transaction occurs, the related gain or loss is removed from AOCI and included in the cost of inventory or property, plant and equipment;
– the hedging gain or loss included in the cost of inventory is recognized in earnings when the product containing the hedged item is sold or becomes impaired; and
– the ineffective portions of hedges are recorded in net earnings in the current period.

In millions of dollars, except as otherwise noted


Notes

We assess whether our derivative hedging transactions are expected to be or were highly effective, both at the hedge's inception and on an ongoing basis, in offsetting changes in fair values of hedged items.

Hedging transaction	Measurement of ineffectiveness	Potential sources of ineffectiveness
Foreign exchange	Comparison of the cumulative changes in fair value and the cumulative change in the fair value of a hypothetical derivative with terms based on the hedged forecast cash flows	Changes in: – timing or amounts of forecasted cash flows – embedded optionality – our credit risk or the credit risk of a counterparty
New York Mercantile Exchange ("NYMEX") natural gas hedges	Assessed on a prospective and retrospective basis using regression analyses	Changes in: – timing of forecast transactions – volume delivered – our credit risk or the credit risk of a counterparty

Financial assets and financial liabilities are offset, and the net amount is presented in the consolidated balance sheets when we:

– currently have a legally enforceable right to offset the recognized amounts; and
– intend either to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

Fair value measurements

Estimated fair values for financial instruments are designed to approximate amounts for which the instruments could be exchanged in a current arm's length transaction between knowledgeable, willing parties. The valuation policies and procedures for financial reporting purposes are determined by our finance department.

Fair value measurements are categorized into different levels within a fair value hierarchy based on the degree to which the lowest level inputs are observable and their significance:

Level 1	Level 2	Level 3
Unadjusted quoted prices (in active markets accessible at the measurement date for identical assets or liabilities)	Quoted prices (in markets that are not active or based on inputs that are observable for substantially the full term of the asset or liability)	Prices or valuation techniques that require inputs that are both unobservable and significant to the overall measurement

Fair value estimates:

– are at a point in time and may change in subsequent reporting periods due to market conditions or other factors;
– can be determined using multiple methods, which can cause values (or a range of reasonable values) to differ; and
– may require assumptions about costs/prices over time, discount and inflation rates, defaults and other relevant variables.

Inventories

Costs are allocated to inventory using the weighted average cost method.

Net realizable value is based on:

Products and raw materials	Materials and supplies
– selling price of the finished product (in ordinary course of business) less the estimated costs of completion and estimated costs to make the sale	– replacement cost

Inventories are valued monthly. Various factors impact our estimates of net realizable value, including inventory levels, forecasted prices of key production inputs, global nutrient capacities, crop price trends, and changes in regulations and standards employed.

Vendors may offer various incentives to purchase products for resale. Vendor rebates and prepay discounts are accounted for as a reduction of the prices of the suppliers' products. Rebates based on the amount of materials purchased reduce cost of goods sold as inventory is sold. Rebates earned based on sales volumes of products are offset to cost of goods sold.

Rebates that are probable and can be reasonably estimated are accrued. Rebates that are not probable or estimable are accrued when certain milestones are achieved.


Notes

Estimation of rebates can be complex in nature as vendor arrangements are diverse. The amount of the accrual is determined by analyzing and reviewing historical trends to apply negotiated rates to estimated and actual purchase volumes. Estimated amounts accrued throughout the year could also be impacted if actual purchase volumes differ from projected volumes.

Property, plant and equipment

	Owned	Right-of-use (leased)
Description	Majority of our tangible assets are buildings, machinery and equipment used to produce or distribute our products and render our services.	Primarily include railcars, marine vessels, real estate and mobile equipment.
Measurement	– cost, which includes capitalized borrowing costs, less accumulated depreciation and any accumulated impairment losses – cost of major inspections and overhauls is capitalized – maintenance and repair expenditures that do not improve or extend productive life are expensed in the period incurred	– cost less accumulated depreciation and any accumulated impairment losses – lease payments are allocated between finance costs and a reduction of the liability
Depreciation method	– certain property, plant and equipment directly related to our Potash, Nitrogen and Phosphate segments uses units-of-production based on the shorter of estimates of reserves or service lives – pre-stripping costs uses units-of-production over the ore mined from the mineable acreage stripped – remaining assets uses straight-line	Straight-line over the shorter of the asset's useful life and the lease term.
	Estimated useful lives, expected patterns of consumption, depreciation method and residual values are reviewed at least annually.	
Judgment/practical expedients	Judgment is required in determining: – costs, including income or expenses derived from an asset under construction, that are eligible for capitalization; – timing to cease cost capitalization, generally when the asset is capable of operating in the manner intended by management, but also considering the circumstances and the industry in which the asset is to be operated, normally predetermined by management with reference to such factors as productive capacity; – the appropriate level of componentization (for individual components for which different depreciation methods or rates are appropriate); – repairs and maintenance that qualify as major inspections and overhauls; and – useful life over which such costs should be depreciated, which may be impacted by changes in our strategy, process or operations as a result of climate-change initiatives.	Judgment is required to determine whether a contract or arrangement includes a lease and if it is reasonably certain that an extension option will be exercised. We seek to maximize operational flexibility in managing our leasing activities by including extension options when negotiating new leases. Extension options are exercisable at our option and not by the lessors. In determining if a renewal period should be included in the lease term, we consider all relevant factors that create an economic incentive for us to exercise a renewal, including: – the location of the asset and the availability of suitable alternatives, – the significance of the asset to operations, and – our business strategy. Estimation is used to determine the useful lives of ROU assets, the lease term and the appropriate discount rate applied to the lease payments to calculate the lease liability.
	Uncertainties are inherent in estimating reserve and resource quantities, particularly as they relate to assumptions regarding future prices, the geology of our mines, the mining methods used, and the related costs incurred to develop and mine reserves and resources. Changes in these assumptions could result in material adjustments to reserve estimates, which could result in impairments or changes to depreciation expense in future periods.	We have chosen to: – include the use of a single discount rate for a portfolio of leases with reasonably similar characteristics, – not separate non-lease components and instead to account for lease and non-lease components as a single arrangement, and – use exemptions for short-term and low-value leases which allow payments to be expensed as incurred.
Other	Not applicable.	Lease agreements do not contain significant covenants; however, leased assets may be used as security for lease liabilities and other borrowings.

In millions of dollars, except as otherwise noted


Notes

Goodwill and intangible assets

Goodwill is carried at cost less any accumulated impairment losses, is not amortized, and represents the excess of the cost of an acquisition over the fair value of the Company's share of the net identifiable assets of the acquired subsidiary at the date of acquisition. Goodwill is allocated to a CGU or group of CGUs for impairment testing based on the level at which it is monitored by management and not at a level higher than an operating segment. The allocation is made to the CGU or group of CGUs expected to benefit from the business combination in which the goodwill arose.

Intangible assets are generally measured at cost less accumulated amortization and any accumulated impairment losses. Accumulated amortization is calculated on a straight-line basis over the asset's useful life. We use judgment to determine which expenditures are eligible for capitalization as intangible assets. Costs incurred internally from researching and developing a product are expensed as incurred until technological feasibility is established, at which time the costs are capitalized until the product is available for its intended use. Judgment is required in determining when technological feasibility of a product is established. Intangible assets with finite lives are amortized on a straight-line basis over their estimated useful lives. At least annually, the useful lives are reviewed and adjusted if appropriate.

Impairment of long-lived assets

To assess impairment, assets are grouped at the smallest levels for which there are separately identifiable cash inflows that are largely independent of the cash inflows from other assets or groups of assets (this can be at the asset or CGU level).

At the end of each reporting period, we review conditions to determine whether there is any indication that an impairment exists that could potentially impact the carrying amounts of both our long-lived assets to be held and used (including property, plant and equipment, and investments), and our goodwill and intangible assets. When such indicators exist, impairment testing is performed. Additionally, goodwill is tested at least annually on October 1.

We review, at each reporting period, for possible reversal of the impairment for non-financial assets, other than goodwill.

Estimates and judgment involve:

- identifying the appropriate asset, group of assets, CGU or group of CGUs;
- determining the appropriate discount rate for assessing the recoverable amount;
- making assumptions about future sales, market conditions, terminal growth rates and cash flow forecasts over the long-term life of the assets or CGUs; and
- evaluating impacts of climate change to our strategy, processes and operations.

We cannot predict if an event that triggers impairment or a reversal of impairment will occur, when it will occur or how it will affect reported asset amounts. Asset impairment amounts previously recorded could be affected if different assumptions were used or if market and other conditions change. Such changes could result in non-cash charges materially affecting our consolidated financial statements.

Equity-accounted investments

For equity-accounted investments reduced to zero, we do not eliminate our share of the unrealized earnings. If the investee earns a profit in the subsequent period, we then recognize our share of the earnings only after adjusting for the unrealized earnings that were not previously eliminated.

Pension and other post-retirement benefits

When a plan amendment occurs before a settlement, we recognize past service cost before any gain or loss on settlement.

Our discount rate assumptions are impacted by:
- the weighted average interest rate at which each pension and other post-retirement plan liability could be effectively settled at the measurement date;
- country specific rates; and
- the use of a yield curve approach based on the respective plans' demographics, expected future pension benefits and medical claims. Payments are measured and discounted to determine the present value of the expected future cash flows. The cash flows are discounted using yields on high-quality AA-rated non-callable bonds with cash flows of similar timing where there is a deep market for such bonds. Where we do not believe there is a deep market for such bonds (such as for terms in excess of 10 years in Canada), the cash flows are discounted using a yield curve derived from yields on provincial bonds rated AA or better to which a spread adjustment is added to reflect the additional risk of corporate bonds.

Net actuarial gains or loss incurred during the period for defined benefit plans are closed out to retained earnings at each period-end.


Notes

Asset retirement obligations and accrued environmental costs

Asset retirement obligations and accrued environmental costs include:

– reclamation and restoration costs at our potash and phosphate mining operations, including management of materials generated by mining and mineral processing, such as various mine tailings and gypsum;
– land reclamation and revegetation programs;
– decommissioning of underground and surface operating facilities;
– general clean-up activities aimed at returning the areas to an environmentally acceptable condition; and
– post-closure care and maintenance.

We consider the following factors as we estimate our provisions:

– environmental laws and regulations and interpretations by regulatory authorities, including updates on climate change, could change or circumstances affecting our operations could change, either of which could result in significant changes to current plans;
– the nature, extent and timing of current and proposed reclamation and closure techniques in view of present environmental laws and regulations;
– appropriate technical resources, including outside consultants, assist us in developing specific site closure and post-closure plans in accordance with the jurisdiction requirements;
– timing of settlement of the obligations, which is typically correlated with mine life estimates except for certain land reclamation programs; and
– changes in the pre-tax risk-free rate used to discount the expected future cash flows associated with these provisions.

It is reasonably possible that the ultimate costs could change in the future and that changes to these estimates could have a material effect on our consolidated financial statements. We review our estimates for any changes in assumptions at the end of each reporting period.

We recognized contingent liabilities related to our business combinations or acquisitions, which represent additional environmental costs that are present obligations although cash outflows of resources are not probable. These contingent liabilities are subsequently measured at the higher of the amount initially recognized and the amount that would be recognized if the liability becomes probable.

Share capital

Common shares are classified as equity. Incremental costs directly attributable to the issuance of common shares are recognized as a deduction from equity, net of any tax effects. When we repurchase our own common shares, share capital and contributed surplus is reduced by the average carrying value of the shares repurchased. The excess of the purchase price over the average carrying value is recognized as a deduction from retained earnings. If the average carrying value of the shares repurchased is less than the average carrying value of the shares in share capital, the excess is recognized as an addition to share capital. Shares are cancelled upon repurchase.

Climate change

Climate-related risks and opportunities could impact our accounting estimates and judgments including, but not limited to, assessment of our asset useful lives, impairment of other long-lived assets, and asset retirement obligations and accrued environmental costs. There are also ongoing regulatory initiatives that could further impact our accounting estimates and judgments, and we will continue to monitor these developments and their impact on our consolidated financial statements.

Standards, amendments and interpretations effective and applied

The IASB and IFRS Interpretations Committee ("IFRIC") have issued certain standards and amendments or interpretations to existing standards that were effective, and we have applied.

In 2025, we adopted the following standards, amendments and annual improvements with no material impact on our consolidated financial statements:

– Lack of Exchangeability (Amendments to IAS 21)

Standards, amendments and interpretations not yet effective and not applied

The IASB and IFRIC have issued the following standards, amendments or interpretations to existing standards that were not yet effective and not applied as at December 31, 2025.


Notes

The following amendments will be adopted in 2026 and are not expected to have a material impact on our consolidated financial statements:

–   Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7), effective January 1, 2026. In May 2024, the IASB issued these amendments to clarify the timing of recognition and derecognition for a financial asset or financial liability, including clarifying that a financial liability is derecognized on the settlement date. In addition to these clarifications, the amendments introduce an accounting policy choice to derecognize financial liabilities settled using an electronic payment system before the settlement date if specific conditions are met.

 Based on our adoption work to date, we expect liabilities settled by cheque to be derecognized when the cheque is cleared and settled with the counterpart's bank, instead of when the cheque is written. This change will affect the timing of derecognition for certain trade and other payables but is not expected to have a material impact on the consolidated financial statements.

The following standard is being reviewed to determine the potential impact on our consolidated financial statements:

–   Presentation and Disclosure in Financial Statements (IFRS 18), effective January 1, 2027. In April 2024, the IASB issued IFRS 18, which will replace IAS 1 *Presentation of Financial Statements*. The new standard will require classification of income and expense into specified categories of operating, investing and financing. The standard will also require defined subtotals, including operating profit, and note disclosure including our management-defined performance measures ("MPMs"). The new standard also provides guidance on aggregation and disaggregation of disclosures.

 We will continue to assess the full impact of IFRS 18 and disclose any significant updates as our implementation progresses.


TERMS AND DEFINITIONS

Terms

AECO	Alberta Energy Company, Canada
ABARES	Australian Bureau of Agricultural and Resource Economics and Sciences
AgbioInvestor	AgbioInvestor, UK
Argus	Argus Media group, UK
Bloomberg	Bloomberg Finance L.P., USA
Conab	The National Supply Company (CONAB) is a public company under the Ministry of Agriculture, Livestock and Food Supply – MAPA
CME	Chicago Mercantile Exchange
Croplife	Croplife Media Group, USA
CRU	CRU International Ltd., UK
ICE	Intercontinental Exchange
IFA	International Fertilizer Association
IMEA	Mato Grosso Institute of Agricultural Economics
Moody's	Moody's Corporation (NYSE: MCO), USA
NYMEX	New York Mercantile Exchange, USA
NYSE	New York Stock Exchange, USA
S&P	S&P Global Inc., USA
SPGCI	S&P Global Commodity Insights
StatsCan	Statistics Canada
TFI	The Fertilizer Institute, USA
TTF	Title Transfer Facility
TSX	Toronto Stock Exchange, Canada
USDA	United States Department of Agriculture, USA
WASDE	World Agriculture Supply and Demand Estimates, USA
AUD	Australian dollar
BRL	Brazilian real
CAD	Canadian dollar
USD	United States dollar


Terms

Scientific terms

Potash	KCI	potassium chloride, 60%–63.2% K_2O (solid)
Nitrogen	CO_2	carbon dioxide
	DEF	diesel exhaust fluid
	ESN®	Environmentally Smart Nitrogen®, 44% nitrogen
	UAN	urea ammonium nitrate solution, 28%–32% N (liquid)
Phosphate	AS	ammonium sulfate (solid)
	DAP	diammonium phosphate, 46% P_2O_5 (solid)
	MAP	monoammonium phosphate, 52% P_2O_5 (solid)
	MGA	merchant grade acid, 54% P_2O_5 (liquid)
	MST	micronized sulfur technology, P + S
	P_2O_5	diphosphorus pentoxide
	SPA	superphosphoric acid, 70% P_2O_5 (liquid)

Product measures

K_2O tonne	Measures the potassium content of products having different chemical analyses
Mmt	Million metric tonnes
MMBtu	Metric million British thermal units
P_2O_5 tonne	Measures the phosphorus content of products having different chemical analyses
Product tonne	Standard measure of the weights of all types of potash, nitrogen and phosphate products


Definitions

Definitions

Brownfield	New project expanding or developing an existing facility or operation.
CCUS	Carbon capture, utilization and storage. Process by which CO_2 produced from various industrial processes is captured and either utilized for further industrial processes or transported to a permanent storage location to prevent release into the atmosphere.
Capital expenditures	Represents the sum of sustaining capital expenditures, investing capital expenditures and mine development and pre-stripping capital expenditures. See the "Other financial measures" section.
Clean ammonia	Ammonia made with direct GHG emissions reduced by at least 90 percent compared to a conventional process, produced from hydrogen obtained using the next generation of ammonia production technology, such as auto-thermal reforming or water electrolysis with renewable power; this definition does not include end product use.
EBITDA	Calculated as net earnings (loss) before finance costs, income taxes and depreciation and amortization.
Greenfield	New project on a previously undeveloped site.
Greenhouse gas ("GHG")	Gases that contribute to the greenhouse effect and global warming by trapping heat in the atmosphere. These gases include those outlined by the Kyoto Protocol and covered under the Greenhouse Gas Protocol Accounting and Reporting Standards. They include the following seven major greenhouse gases: carbon dioxide (CO_2), methane (CH_4), nitrous oxide (N_2O), sulfur hexafluoride (SF_6), perfluorocarbons (PFCs), hydrofluorocarbons (HFCs), and nitrogen trifluoride (NF_3).
Latin America	South America, Central America, Caribbean and Mexico.
Merger	The merger of equals transaction between PotashCorp and Agrium completed effective January 1, 2018, pursuant to which PotashCorp and Agrium combined their businesses pursuant to a statutory plan of arrangement under the Canada Business Corporations Act and became wholly owned subsidiaries of Nutrien Ltd.
North America	Canada and the US.
Offshore	All markets except Canada and the US.
Total shareholder return	Return on investment in Nutrien shares from the time the investment is made based on two components: (1) growth in share price and (2) return from reinvested dividend income on the shares.


SHAREHOLDER INFORMATION

Dividends

Dividend amounts paid to shareholders resident in Canada are paid in Canadian dollars, calculated based on the Bank of Canada daily average exchange rate on the dividend record date. The declaration, amount and payment date of any dividend by the Company is at the discretion of the Board of Directors and will depend on numerous factors, including compliance with applicable laws and the financial performance, debt obligations, working capital requirements and future capital requirements of Nutrien and its subsidiaries. Historically dividends have been paid in January, April, July and October approximately three weeks after record dates on the last trading day of the immediately preceding month. Registered shareholders may enroll for direct deposit by contacting Computershare Investor Services Inc., the Company's registrar and transfer agent.

Ownership

On February 17, 2026, there were 803 holders of record of the Company's common shares.

Common share prices

The Company's common shares are traded on the Toronto Stock Exchange and the New York Stock Exchange. Nutrien is included in the S&P/TSX 60 and the S&P/TSX Composite indices.

Office

Nutrien's registered head office is:

Suite 1700, 211 19th Street East
Saskatoon, Saskatchewan
Canada S7K 5R6

Investor relations

Investor Relations Department

Email   investors@nutrien.com

NYSE corporate governance

The certifications required by Section 302 of the *Sarbanes-Oxley Act of 2002* are filed as exhibits to our 2025 Annual Report on Form 40-F.

Transfer agent

You can contact Computershare Investor Services Inc., the Company's transfer agent, as follows:

Phone   **1-888-847-9773**
                 (toll-free within Canada and the US)

                 1-514-982-7555
                 (from any country other than Canada and the US)

By Fax   **1-888-453-0330**
                 (all countries)

By Mail   Computershare
                 100 University Ave, 8th Floor
                 Toronto, ON M5J 2Y1

Internet   Access your registered account on the
                 Investor Centre website: **investorcentre.com**



Nutrien
Feeding the Future®

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